Exhibit 2.1

SECURITIES PURCHASE AGREEMENT

BY AND AMONG

BLR AEROSPACE, L.L.C.,

THE UNDERSIGNED EQUITYHOLDERS OF THE COMPANY,

CRESCENT CAPITAL AEROSPACE, L.L.C., AS THE SELLER REPRESENTATIVE,

DUCOMMUN LABARGE TECHNOLOGIES, INC.,

and

DUCOMMUN INCORPORATED

(solely for purposes of Section 7.07)

March 20, 2023

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4.05	Title to Company Interests	38
4.06	Broker Fees	38
4.07	Sanctions Laws	39
4.08	No Additional Representations or Warranties	39

ARTICLE V. REPRESENTATIONS AND WARRANTIES OF BUYER AND PARENT		39

5.01	Organization and Power	39
5.02	Authorization; No Breach	40
5.03	Governmental Bodies; Consents	40
5.04	Litigation	40
5.05	Broker Fees	40
5.06	Investment Representation; Investigation	41
5.07	Financial Capability	41
5.08	Solvency	41
5.09	No Additional Representations or Warranties	41

ARTICLE VI. COVENANTS OF THE COMPANY AND SELLERS		42

6.01	Conduct of the Company	42
6.02	Access to Books and Records	45
6.03	Company Books and Records	45
6.04	Notification	45
6.05	Exclusivity	45
6.06	Confidentiality	46
6.07	Noncompetition; Nonsolicitation; No Hire; Non-Disparagement	46
6.08	Release	47
6.09	Pre-Closing Reorganization	49
6.10	Assignment Agreement	49

ARTICLE VII. COVENANTS OF BUYER		49

7.01	Access to Books and Records	49
7.02	Notification	50
7.03	Director and Officer Liability and Indemnification	50
7.04	Contact with Business Relations	51
7.05	Tax Matters	51
7.06	R&W Insurance Policy	54
7.07	Parent Guaranty	54

ARTICLE VIII. CONDITIONS TO CLOSING		54

8.01	Conditions to All Parties’ Obligations	54
8.02	Conditions to Buyer’s Obligations	55
8.03	Conditions to the Company’s and Sellers’ Obligations	56
8.04	Waiver of Conditions	56

ARTICLE IX. TERMINATION		56

9.01	Termination	56
9.02	Effect of Termination	57
9.03	Certain Other Effects of Termination	58

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ARTICLE X. ADDITIONAL AGREEMENTS AND COVENANTS		58

10.01	Further Assurances	58
10.02	Employee Matters	58
10.03	Antitrust Notification	59
10.04	Reasonable Best Efforts; Certain Consents	61
10.05	Affiliate Contracts	62
10.06	Receivables	62
10.07	Indemnification by Sellers	64

ARTICLE XI. MISCELLANEOUS		64

11.01	Survival; Certain Waivers	64
11.02	Acknowledgment by Buyer	64
11.03	Provision Respecting Representation of Company	66
11.04	Press Releases and Communications	67
11.05	Expenses	67
11.06	Notices	67
11.07	Assignment	68
11.08	Amendment and Waiver	68
11.09	Third Party Beneficiaries	69
11.10	Severability	69
11.11	Construction	69
11.12	Disclosure Schedules	70
11.13	Complete Agreement	70
11.14	Conflict Between Transaction Documents	70
11.15	Specific Performance	70
11.16	Jurisdiction and Exclusive Venue	71
11.17	Governing Law; Waiver of Jury Trial	71
11.18	Counterparts	72
11.19	Seller Representative	72
11.20	Interpretation	74

EXHIBITS
Exhibit A	Defined Terms
Exhibit B	Sample Statement
Exhibit C	Form of Escrow Agreement
Exhibit D	Form of R&W Insurance Policy
Exhibit E	Form of Transition Services Agreement
Exhibit F	Asset Allocation Methodology

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SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT (this “Agreement”), dated as of March 20, 2023, is made by and among (a) Ducommun LaBarge Technologies, Inc., an Arizona corporation, (“Buyer”), (b) solely for purposes of Section 7.07, Ducommun Incorporated, a Delaware corporation (“Parent”), (c) BLR Aerospace, L.L.C., a Washington limited liability company (the “Company”), (d) the undersigned equityholders of the Company (each, a “Seller” and, together, the “Sellers”) and (e) Crescent Capital Aerospace, L.L.C., as the Seller Representative. Capitalized terms used and not otherwise defined herein have the meanings set forth in Exhibit A.

WHEREAS, Sellers own all of the issued and outstanding equity interests of the Company (collectively, the “Company Interests”);

WHEREAS, in order to induce Buyer and Parent to enter into this Agreement and consummate the transactions contemplated hereby, the Sellers and the Company shall consummate the Pre-Closing Reorganization prior to the Closing.

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, following the consummation of the Pre-Closing Reorganization, Buyer desires to purchase from Sellers, and Sellers desire to sell to Buyer, all of the Company Interests;

WHEREAS, the respective boards of managers or directors or other governing bodies, as applicable, of the Company and Buyer have approved this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth herein; and

WHEREAS, concurrently with the execution and delivery of this Agreement, the Key Employees (as defined herein) have entered into new employment agreements with the Company (the “Employment Agreement”), in each case, effective upon the Closing;

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties and covenants set forth herein, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I.

PURCHASE AND SALE OF COMPANY INTERESTS

1.01 Purchase and Sale of Company Interests. On and subject to the terms and conditions contained herein, at the Closing, Sellers will sell, assign, transfer and convey to Buyer, and Buyer will purchase and acquire from Sellers, all of the Company Interests in exchange for the payment of the Purchase Price as set forth in this ARTICLE I.

1.02 Calculation of Estimated Purchase Price.

(a) At least five (5) Business Days prior to the Closing Date, the Company will prepare and deliver to Buyer (i) an estimated unaudited balance sheet of the Company and its Subsidiaries as of the Adjustment Time (giving effect to the Pre-Closing Reorganization) (the “Estimated Closing Balance Sheet”), (ii) a statement (the “Estimated Closing Statement”) setting forth a good faith calculation of (A) the estimated Closing Net Working Capital (the “Estimated Closing Net Working Capital”), (B) the estimated Closing Cash (the “Estimated Closing Cash”), which shall include the results of the inventory count referenced in Section 1.02(b), (C) the estimated Closing Indebtedness (the “Estimated Closing Indebtedness”), including a specific calculation of the amount of Assumed Indebtedness and Payoff Indebtedness included therein, (D) the estimated Transaction Expenses (the “Estimated Transaction Expenses”), (E) the Company’s calculation of the Estimated Purchase Price derived from the foregoing, (F) an estimate of the First Period Receivables Collected, and (G) the aggregate amount of the Receivables that remain outstanding as of five (5) Business Days prior to the Closing Date, and (iii) the portion of the Closing Payment that each Seller is entitled to receive (with respect to any Seller, such Seller’s “Closing Percentage”) and payment instructions for receipt of the Closing Payment and other amounts paid to Sellers pursuant to the terms of this Agreement (the “Seller Payment Instructions”). The Estimated Closing Balance Sheet and the Estimated Closing Statement (1) will be prepared, and the Estimated Closing Net Working Capital, the Estimated Closing Cash, the Estimated Closing Indebtedness, the Estimated Transaction Expenses and the estimate of the First Period Receivables Collected will be determined, in each case, in good faith and on a consolidated basis in accordance with the Accounting Principles and by giving effect to the Pre-Closing Reorganization, (2) shall include the calculations and reasonable back up documentation requested by Buyer and used for the determination of the estimated amounts, and (3) shall be subject to reasonable review and comment by Buyer prior to the Closing and the Company shall consider in good faith any such comments and may revise the Estimated Closing Statement prior to the Closing to reflect any such comments. No comments delivered by Buyer, or Buyer’s failure to deliver any comments, will be deemed to constitute any waiver or release of any of Buyer’s rights under this Agreement, including this Section 1.02. From the delivery of the Estimated Closing Statement to Buyer until the Closing, at the request of Buyer, Sellers and the Company shall, and shall cause the Company’s Subsidiaries to, (x) provide Buyer and/or its Advisors with reasonable access during normal business hours to the books, records, supporting data, and personnel of Sellers, the Company and its Subsidiaries involved in the preparation of the Estimated Closing Balance Sheet and Estimated Closing Statement (including Company personnel responsible for accounting and finance and senior management) and, subject to execution of any customary work paper access letters required by them, the Company’s accountants and their work papers and (y) otherwise cooperate with and assist Buyer and its Advisors in connection with such review.

(b) At least five (5) Business Days prior to the Closing Date, at a time or times mutually agreed on by the Company and Buyer, the Company shall commence, coordinate and take, in consultation and cooperation with Buyer, a physical count of all inventory that will be included in Net Working Capital which shall also establish a value of such inventory in accordance with the Accounting Principles. Buyer shall have the right, upon reasonable prior notice, to observe and participate in the verification of the physical count of such inventory, provided that such access rights shall (i) not be exercised in a manner that interferes with the business and operations of the Company, and (ii) comply with the reasonable security and confidentiality requirements of the Company. The results of such physical inventory count shall be used to establish the value of inventory included as a component of the Estimated Closing Net Working Capital and a roll-forward of such amount from the date such inventory is taken through the Closing Date shall be used to establish the inventory component of the Closing Net Working Capital in accordance with the Accounting Principles.

1.03 Closing Payments.

(a) At the Closing, Buyer will deliver, or cause to be delivered, an amount in cash equal to: (i) the Estimated Purchase Price minus (ii) the Adjustment Escrow Deposit Amount minus (iii) the Receivables Escrow Deposit Amount minus (iv) the Representative Expense Fund (the “Closing Payment”) to Sellers, in accordance with their respective Closing Percentages, by wire transfer of immediately available funds in accordance with the Seller Payment Instructions. Each Seller agrees that (A) Buyer shall be entitled to rely on the Seller Payment Instructions in making payments under this Section 1.03, Section 1.04 and any other payments to Sellers pursuant to this Agreement, and (B) Buyer shall not be responsible for the calculations or the determinations regarding such calculations in the Seller Payment Instructions.

(b) At the Closing, Buyer will deliver, or cause to be delivered, to the Escrow Agent by wire transfer of immediately available funds the (x) the Adjustment Escrow Deposit Amount and the (y) Receivables Escrow Deposit Amount, to separate escrow accounts designated by the Escrow Agent no later than five (5) Business Days prior to the Closing Date (the “Escrow Accounts”) and established pursuant to the terms of an escrow agreement to be dated as of the Closing Date and in the form attached as Exhibit C (the “Escrow Agreement”), among Buyer, Seller Representative and the Escrow Agent. The Escrow Agent shall (i) maintain the Adjustment Escrow Funds separately from other funds held by the Escrow Agent (including the Receivables Escrow Funds) in the Adjustment Escrow Account, and (ii) maintain the Receivables Escrow Funds separately from other funds held by the Escrow Agent (including the Adjustment Escrow Funds) in the Receivables Escrow Account, and such Receivables Escrow Funds shall be Buyer’s sole and exclusive source of recovery for any amounts owing to Buyer or, following the Closing, the Company or its Subsidiaries pursuant to Section 10.06.

(c) At the Closing, Buyer will pay, or cause to be paid, on behalf of the Company and its Subsidiaries, all Estimated Transaction Expenses in cash by wire transfer of immediately available funds in accordance with the applicable Transaction Expenses Invoices.

(d) At the Closing, Buyer will pay, or cause to be paid, to the Seller Representative, on behalf of Sellers, the Representative Expense Fund in cash by wire transfer of immediately available funds to the accounts designated by the Company at least five (5) Business Days prior to the Closing Date.

(e) At the Closing, Buyer will pay, or cause to be paid, to each holder of Payoff Indebtedness in cash by wire transfer of immediately available funds in accordance with the applicable Payoff Letters.

1.04 Post-Closing Purchase Price Adjustment. Following the Closing Date, the Estimated Purchase Price will be adjusted, if at all, dollar-for-dollar as set forth below:

(a) Buyer will prepare and deliver to Seller Representative within ninety (90) days after the Closing Date (i) an unaudited balance sheet of the Company and its Subsidiaries as of the Adjustment Time (giving effect to the Pre-Closing Reorganization) (the “Closing Balance Sheet”), and (ii) a statement (the “Closing Statement”) setting forth a calculation of (A) the Closing Net Working Capital, (B) the Closing Cash, (C) the Closing Indebtedness, including a specific calculation of the amount of Assumed Indebtedness and Payoff Indebtedness included therein, (D) the Transaction Expenses, (E) Buyer’s calculation of the Final Purchase Price derived from the foregoing, (F) the First Period Receivables Collected, (G) the aggregate amount of the Receivables that remain outstanding as of five (5) Business Days prior to the Closing Date, and (H) with respect to each of the foregoing, the changes in such amounts from the corresponding amounts on the Estimated Closing Statement. The Closing Balance Sheet and Closing Statement (1) will be prepared, and the Closing Net Working Capital, Closing Cash, Closing Indebtedness, Transaction Expenses and First Period Receivables Collected will be determined, in each case, in good faith and on a consolidated basis in accordance Accounting Principles and by giving effect to the Pre-Closing Reorganization, and (2) shall include the calculations and reasonable back up documentation requested by the Seller Representative and used for the determination of the estimated amounts. The Closing Balance Sheet and Closing Statement (x) will not include any changes in assets or liabilities as a result of purchase or other accounting adjustments or other changes arising from or resulting as a consequence of the Transactions, and (y) will be based on facts and circumstances as they exist as of the Adjustment Time and will exclude the effect of any act, decision or event occurring on or after the Closing.

(b) On or prior to the forty-fifth (45th) day following Buyer’s delivery of the Closing Balance Sheet and the Closing Statement, Seller Representative may give Buyer a written notice stating in reasonable detail Sellers’ objections (a “Notice of Disagreement”) to the Closing Balance Sheet and the Closing Statement. During such forty-five (45)-day period, and any period of dispute thereafter with respect to such Closing Balance Sheet and/or Closing Statement, Buyer will, and will cause the Company and its Subsidiaries to, (i) provide Seller Representative and/or its Advisors reasonable access during normal business hours to the books, records, supporting data, and personnel of the Buyer, Company and its Subsidiaries involved in the preparation of the Closing Balance Sheet and Closing Statement (including Company personnel responsible for accounting and finance and senior management) and, subject to execution of any customary work paper access letters required by them, the Company’s accountants and their work papers, and (ii) otherwise cooperate with and assist Seller Representative and its Advisors in connection with such review. Any determination set forth on the Closing Statement which is not specifically objected to in the Notice of Disagreement will be deemed acceptable to Sellers, and will be final and binding upon all parties upon delivery of the Notice of Disagreement. If Seller Representative does not deliver to Buyer a Notice of Disagreement within such forty-five (45)-day period, then the Closing Balance Sheet, the Closing Statement and the Closing Net Working Capital, Closing Cash, Closing Indebtedness, Transaction Expenses and First Period Receivables Collected will be final and binding upon the parties as of the expiration of such forty-five (45)-day period, and the Final Purchase Price set forth in the Closing Statement will constitute the Final Purchase Price for all purposes of this Section 1.04.

(c) Following Buyer’s receipt of any Notice of Disagreement, Seller Representative and Buyer will attempt to negotiate in good faith to resolve the disputed matters set forth therein, and all such discussions and negotiations related thereto shall (unless otherwise agreed by Buyer and Seller Representative) be governed by Rule 408 of the Federal Rules of Evidence (as in effect as of the date of this Agreement) and any applicable similar state rule. If Seller Representative and Buyer fail to agree on any of Seller Representative’s proposed adjustments set forth in the Notice of Disagreement within thirty (30) days after Seller Representative delivers the Notice of Disagreement, Seller Representative and Buyer shall use their respective reasonable best efforts to cause Grant Thornton LLP (provided that if Grant Thornton LLP is unable or unwilling to serve in such capacity, Seller Representative and Buyer shall jointly select an alternative firm that is a nationally recognized independent accounting or valuation firm) (the “Neutral Auditor”), within forty-five (45) days immediately following such first thirty (30)-day period, to make the final written determination of all matters which remain in dispute that were included in the Notice of Disagreement (the “Disputed Items”). Buyer and Seller Representative will instruct the Neutral Auditor to, and the Neutral Auditor will, make a final determination of the Disputed Items solely in accordance with the Accounting Principles and this Agreement. In making such determinations and calculations, the Neutral Auditor shall serve as an expert in accounting and not an arbitrator. Buyer and Seller Representative will execute a customary engagement letter and will cooperate in good faith with the Neutral Auditor during the term of its engagement. Buyer and Seller Representative will instruct the Neutral Auditor not to, and the Neutral Auditor will not, assign a value to any Disputed Item greater than the greatest value for such item assigned by Buyer, on the one hand, or Seller Representative, on the other hand, or less than the smallest value for such Disputed Item assigned by Buyer, on the one hand, or Seller Representative, on the other hand. Buyer and Seller Representative will also instruct the Neutral Auditor to, and the Neutral Auditor will, (i) make its determination based solely on written submissions by Buyer and Seller Representative regarding the Disputed Items that are in accordance with the Accounting Principles and this Agreement (i.e., not on the basis of an independent review or investigation) and (ii) render its determination with respect to the Disputed Items in the form of a written report as soon as reasonably practicable (which the parties hereto agree should not be later than thirty (30) days after the submission of the Disputed Items to the Neutral Auditor). None of Buyer, any Seller or the Seller Representative shall have any ex parte communications with the Neutral Auditor without the prior written consent of the other parties. In the absence of fraud or manifest error, the Disputed Items as finally determined by the Neutral Auditor in accordance with this Section 1.04, will be final and binding on the parties on the date the Neutral Auditor delivers its final written report in writing to Buyer and Seller Representative, and Buyer shall promptly revise the Closing Balance Sheet, the Closing Statement and the resulting Closing Net Working Capital, Closing Cash, Closing Indebtedness and Transaction Expenses, in each case, to reflect such determination. The date on which the Closing Balance Sheet, the Closing Statement and the resulting Closing Net Working Capital, Closing Cash, Closing Indebtedness, Transaction Expenses and First Period Receivables Collected are finally determined pursuant to Section 1.04(b), are agreed upon by Buyer and Seller Representative pursuant to this Section 1.04(c) or are determined by the Neutral Auditor in accordance with this Section 1.04(c) is referred to as the “Settlement Date”. The fees, costs and expenses of the Neutral Auditor will be allocated between Buyer, on the one hand, and Seller Representative (on behalf of Sellers), on the other hand, in the same proportion that the aggregate amount of the Disputed Items so submitted to the Neutral Auditor that is unsuccessfully disputed by such party (as finally determined by the Neutral Auditor) bears to the total amount of Disputed Items submitted. For example, if Seller Representative submits a Notice of Disagreement for $1,000, and if Buyer contests only $500 of the amount claimed by Seller Representative, and if the Neutral Auditor ultimately resolves the dispute by awarding Seller Representative $300 of the $500 contested Neutral Auditor then the costs and expenses of the Neutral Auditor will be allocated 60% (i.e., 300/500) to Buyer and 40% (i.e., 200/500) to Seller Representative. The Neutral Auditor shall only have the authority to resolve disputes between Buyer and the Seller Representative (on behalf of Sellers) regarding the Disputed Items pursuant to the terms of this Section 1.04(c).

(d) If the Estimated Purchase Price exceeds the Final Purchase Price (such excess, the “Excess Amount”), then (i) Buyer and Seller Representative will deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to pay to Buyer (or its designee), within five (5) Business Days after the Settlement Date by wire transfer of immediately available funds to one or more accounts designated by Buyer, the Excess Amount from the Adjustment Escrow Funds, (ii) in the event that the Excess Amount is less than the amount of the Adjustment Escrow Funds (such difference, the “Remaining Adjustment Escrow Funds”), Buyer and Seller Representative will simultaneously with delivery of the instructions in the immediately foregoing clause (i) deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to pay the Remaining Adjustment Escrow Funds from the Adjustment Escrow Account to Seller Representative (for further distribution to Sellers, in accordance with their respective Closing Percentages), by wire transfer of immediately available funds in accordance with the Seller Payment Instructions, and (iii) in the event that the Excess Amount exceeds the amount of the Adjustment Escrow Funds, within five (5) Business Days after the Settlement Date, the Seller’s Representative (on behalf of Sellers) shall pay to Buyer the amount of such deficit (such difference, the “Remaining Excess Amount”) by wire transfer of immediately available funds to one or more accounts designated by Buyer. Notwithstanding the foregoing, in the event that Sellers do not pay the full Remaining Excess Amount in accordance with the foregoing clause (iii), Buyer may elect, in its sole discretion, to recover the Remaining Excess Amount not paid by Sellers, from the funds available in the Receivables Escrow Account, in which case the Escrow Agent shall, in accordance with the Escrow Agreement, disburse to Buyer such Remaining Excess Amount from the Receivables Escrow Account. Any amounts disbursed to Buyer from the Receivables Escrow Account in satisfaction of the Sellers’ obligation to pay the Remaining Excess Amount, shall, promptly, and in any event, within five (5) Business Days following the date of such disbursement by the Escrow Agent, be delivered by the Sellers’ Representative by wire transfer of immediately available funds to the Escrow Agent for purposes of replenishing the Receivables Escrow Account.

(e) If the Final Purchase Price exceeds the Estimated Purchase Price (such excess, the “Adjustment Amount”), then (i) Buyer will, within five (5) Business Days after the Settlement Date, make payment of the Adjustment Amount to the Seller Representative (for further distribution to Sellers, in accordance with their respective Closing Percentages), by wire transfer of immediately available funds in accordance with the Seller Payment Instructions, and (ii) Buyer and Seller Representative will deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to make payment of the Adjustment Escrow Funds from the Adjustment Escrow Account, within five (5) Business Days after the Settlement Date, to Sellers, in accordance with their respective Closing Percentages, by wire transfer of immediately available funds in accordance with the Seller Payment Instructions.

(f) The parties hereto agree that any payment made pursuant to this Section 1.04 shall be treated as an adjustment to the Purchase Price for applicable Tax purposes, unless otherwise required by applicable Law.

1.05 Withholding Rights. Buyer, Sellers and the Company will be entitled to deduct and withhold from any amount otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any other provision of Tax Law. To the extent that amounts are so withheld and remitted to the applicable Tax authority by Buyer, Sellers or the Company, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. If Buyer, a Seller or the Company determines that withholding from any payment contemplated hereunder is required under applicable Tax Law and permitted under this Agreement, Buyer, such Seller, or the Company, as applicable, will so provide the applicable payee a reasonable opportunity to provide any form or documentation or take such other steps in order to avoid or reduce such withholding obligation to the extent permissible by applicable Law.

ARTICLE II.

CLOSING

2.01 The Closing. The closing of the Transactions (the “Closing”) will take place remotely via the exchange of documents and signatures on the third (3rd) Business Day following full satisfaction or due waiver in accordance with ARTICLE VIII of the conditions set forth in ARTICLE VIII (other than conditions that by their nature only can be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other place as the parties shall otherwise mutually agree in writing. The date the Closing actually occurs is referred to herein as the (“Closing Date”). The Closing will be effective as of 12:01 a.m. Pacific time on the Closing Date.

2.02 Closing Deliveries. Subject to the terms and conditions in this Agreement, the parties will make the following deliveries at the Closing:

(a) Buyer will deliver:

(i) each of the payments it is required to deliver under, and in accordance with, Section 1.03;

(ii) to the Company and Sellers:

(A) copies certified by a duly authorized officer of Buyer of all resolutions or consents of the board of directors or managers or other governing body, as applicable, of Buyer approving this Agreement, the other Transaction Documents to which Buyer is a party and the Transactions;

(B) a certificate of Buyer, in a form reasonably satisfactory to the Company and Sellers and dated as of the Closing Date, stating that the conditions set forth in Section 8.03(a) and Section 8.03(b) have been satisfied;

(C) evidence reasonably satisfactory to Sellers that Buyer’s board of directors have approved this Agreement, the documents to be executed pursuant to this Agreement, and the transactions contemplated pursuant to this Agreement; and

(D) a counterpart to the Transition Services Agreement, duly executed by Buyer,

(iii) to the Company, Sellers and the Escrow Agent, a counterpart to the Escrow Agreement, duly executed by Buyer.

(b) Sellers and/or the Company will deliver:

(i) to Buyer:

(A) documentation reasonably satisfactory to Buyer evidencing transfer of the Company Interests to Buyer;

(B) a completed and properly executed IRS Form W-9 from each Seller certifying that such Seller is not (1) a “foreign person” within the meaning of Section 1445 of the Code and the Treasury Regulations thereunder and (2) subject to U.S. backup withholding;

(C) a certificate of the Company, in a form reasonably satisfactory to Buyer and dated as of the Closing Date, stating that the conditions set forth in Section 8.02(a), Section 8.02(b) and Section 8.02(c) have been satisfied;

(D) a certificate of the secretary or other officer of the Company, dated as of the Closing Date, in form and substance reasonably satisfactory to Buyer, attaching and certifying as to (i) true, correct and completed copies of the organizational documents of the Company, (ii) a good standing certificate not earlier than ten (10) days prior the Closing Date by the applicable Governmental Bodies in the jurisdiction in which the Company is incorporated or formed, and (iii) the resolutions of the Company’s board of managers approving this Agreement, the documents to be executed pursuant to this Agreement, and the transactions contemplated pursuant to this Agreement (including the Pre-Closing Reorganization);

(E) evidence, in form and substance reasonably satisfactory to Buyer, that the Pre-Closing Reorganization has been consummated;

(F) evidence, in form and substance reasonably satisfactory to Buyer, that the agreements set forth on Schedule 10.05, have been terminated without any further or continuing liability or obligation of the Company thereunder;

(G) the complete and duly executed Payoff Letters issued (not less than five (5) Business Days prior to the Closing Date) by the respective holder of Payoff Indebtedness;

(H) copies of complete and final invoices with respect to the Seller Transaction Expenses contemplated to be paid at Closing, issued (not less than five (5) Business Days prior to the Closing Date) by the respective service provider (the “Transaction Expense Invoices”);

(I) resignation letters of each officer and each member of the board of managers of the Company;

(J) evidence, in form and substance reasonably satisfactory to Buyer, that the D&O Tail Policy has been procured; and

(K) a counterpart to the Transition Services Agreement, duly executed by Crescent Capital Aerospace, L.L.C. on behalf of itself and its Affiliates.

(ii) to Buyer and to the Escrow Agent, a counterpart the Escrow Agreement, duly executed by Seller Representative and the Escrow Agent.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Sellers, on a joint and several basis, represent and warrant to Buyer, except as set forth in the disclosure schedules delivered to Buyer (the “Disclosure Schedules”), as follows, as of the date of this Agreement as follows:

3.01 Organization and Power.

(a) The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Washington. The Company has all requisite limited liability power and authority to own, operate and/or lease its assets, rights and properties and to carry on its businesses as now conducted. The Company has full corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will be a party and to perform its obligations hereunder and thereunder.

(b) The Company’s Subsidiaries are corporations or limited liability companies validly existing and in good standing under the Laws of their jurisdiction of incorporation, formation or organization (as applicable). The Company’s Subsidiaries have all requisite organizational power and authority to own or lease their properties and assets and to carry on their businesses as now conducted.

(c) Each of the Company and its Subsidiaries is qualified to do business in every jurisdiction in which its ownership of property or the conduct of its business as now conducted requires it to qualify, except where the failure to be so qualified would not reasonably be expected to be material to the Company and its Subsidiaries taken as a whole.

(d) Complete and correct copies of the certificate of formation, operating agreement or equivalent organizational documents of the Company and its Subsidiaries, in each case as in effect as of the date of this Agreement, have been made available to Buyer.

3.02 Authorization; No Breach.

(a) The execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is or will be a party and the consummation of the Transactions have been duly and validly authorized by all requisite action on the part of the Company, and no other proceedings on the Company’s part are necessary to authorize the execution, delivery or performance of this Agreement. This Agreement has been, and each other Transaction Document to which the Company is a party has been (or, when executed and delivered, will be), duly executed and delivered by the Company and, assuming this Agreement and each other Transaction Document to which it is a party is a valid and binding obligation of Buyer and/or the other parties thereto, constitutes (or when executed and delivered, will constitute) a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by the application of bankruptcy, insolvency, reorganization, moratorium and similar Laws relating to or affecting creditors’ rights or to general principles of equity (the “Enforceability Exceptions”).

(b) Assuming receipt of the consents set forth on Schedule 3.02(b) of the Disclosure Schedules, the HSR Approval and any approvals, consents or expiration or termination of any waiting periods required under any other applicable Antitrust Laws, and except as set forth on Schedule 3.02(b) of the Disclosure Schedules, the execution, delivery and performance by the Company of this Agreement, the other Transaction Documents to which it is or will be a party and the consummation of the Transactions, do not: (i) conflict with or violate the articles of incorporation, operating agreement, bylaws or equivalent organizational documents of the Company or any of its Subsidiaries; (ii) assuming compliance by Sellers with Section 4.02(b) and by Buyer with Section 5.02(b), conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property, right or asset of the Company or any of its Subsidiaries is bound; (iii) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, result in a loss of benefit under, give rise to a right of payment under, create in any party thereto the right to amend, modify, abandon, accelerate, terminate or cancel any provision of (in each case, whether with notice or lapse of time or both), require any consent under, or result in the creation or imposition of any Lien (other than a Permitted Lien) on any property, right or asset of the Company or any of its Subsidiaries under, any Permit or any Material Contract, or (iv) result in the creation of any Lien (other than a Permitted Lien) upon any of the assets and properties of the Company or its Subsidiaries.

3.03 Governmental Bodies; Consents. Except as set forth on Schedule 3.03 of the Disclosure Schedules or as may be required under the HSR Act and any other applicable Antitrust Laws, the Company is not, and none of its Subsidiaries is, required to file, seek or obtain any notice, authorization, approval, Order, Permit or consent of or with any Governmental Body in connection with the execution, delivery and performance by the Company of this Agreement, the other Transaction Documents to which it is or will be a party or the consummation of the Transactions.

3.04 Capitalization.

(a) The authorized and outstanding equity interests of the Company and each of its Subsidiaries, and the record and beneficial owners thereof as of the date hereof, are as set forth on Schedule 3.04(a) of the Disclosure Schedules. All of the outstanding equity interests of the Company and its Subsidiaries have been duly authorized and are validly issued and have not been issued in violation of, and are not subject to, any preemptive or subscription rights or rights of first refusal, in each case, which have been granted by the Company or its Subsidiaries and have been issued in compliance with applicable securities Laws or exemptions therefrom. Sellers own all of the issued and outstanding equity interests of the Company and there are no equity interests of the Company owned by any other Person.

(b) There are no outstanding options, warrants, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, other equity-based compensation awards, rights to subscribe to, rights in respect of exchange or conversion for, redemption or purchase rights, calls or commitments made by the Company or any of its Subsidiaries relating to the issuance, purchase, sale or repurchase of any shares of common stock or other equity interests issued by the Company or any of its Subsidiaries containing any equity features, or Contracts, commitments, understandings or arrangements, by which the Company or any of its Subsidiaries is bound to issue, deliver or sell, or cause to be issued, delivered or sold, additional equity interests, or options, warrants, rights to subscribe to, purchase rights, conversion or exchange rights, calls or commitments made by the Company or any of its Subsidiaries relating to any equity interests of the Company or any of its Subsidiaries. The Company or one or more of its Subsidiaries own all of the outstanding equity interests of its Subsidiaries free and clear of all Liens (other than restrictions on transfer generally arising under applicable federal and state securities laws).

(c) There are no (i) proxies, voting trusts or other agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of any equity interests of the Company or any such Subsidiary or (ii) obligations or commitments restricting the transfer of, or requiring the registration or sale of, any equity interests of the Company or any such Subsidiary. Neither the Company nor any of its Subsidiaries has any outstanding bonds, debentures or other obligations or securities the holders of which have the right to vote (or are convertible or exchangeable for securities having the right to vote) with the equityholders of the Company or any such Subsidiary. Upon payment for the Company Interests in accordance with the terms of this Agreement at the Closing, Buyer will acquire good and valid title to the Company Interests, free and clear of any Liens.

3.05 Subsidiaries. The Company does not own, directly or indirectly, beneficially or of record, or hold the right to acquire, any capital stock, securities convertible into capital stock or any other ownership interest, partnership interest or joint venture interest or other equity ownership interest in any Person, whether active or dormant (other than, prior to the Pre-Closing Reorganization, the DISC). The DISC does not have any direct or indirect Subsidiaries and does not own, of record or beneficially, or control, directly or indirectly, and does not have the right to acquire, any capital stock, securities convertible into capital stock or any other ownership interest, partnership interest or joint venture interest or other equity ownership interest in any other Person, whether active or dormant. Except as set forth on Schedule 3.05 of the Disclosure Schedules, the Company is not, and none of its Subsidiaries are under any obligation to make any loan, capital contribution or other investment in any corporation, organization or entity other than a direct or indirect wholly-owned Subsidiary of the Company.

3.06 Financial Statements; No Undisclosed Liabilities.

(a) Attached to Schedule 3.06(a) of the Disclosure Schedules are complete and correct copies of: (i) the unaudited consolidated balance sheet as of December 31, 2022 (the “Latest Balance Sheet”) and the related statement of income and statement of cash flows (if available) for the twelve (12)-month period then ended of the Company and its Subsidiaries (before giving effect to the Pre-Closing Reorganization) and (ii) the unaudited consolidated balance sheet as of, and the related statements of income and statement of cash flows (if available) for the fiscal years ended, December 31, 2020 and December 31, 2021 of the Company and its Subsidiaries (before giving effect to the Pre-Closing Reorganization) (collectively, the “Financial Statements”). The Financial Statements, in each case, (i) are accurate and complete in all material respects, (ii) have been prepared from and are consistent with the books and records of the Company and its Subsidiaries (which books and records are correct and complete in all material respects), (iii) have been prepared in conformity with GAAP consistently applied, and (iv) present fairly in all material respects, in accordance with GAAP consistently applied, the consolidated financial condition and results of operations of the Company and its Subsidiaries, as applicable, as of the dates and for the periods referred to therein subject, in the case of the unaudited financial statements, to (y) the absence of footnote disclosures and other presentation items and (z) changes resulting from normal year-end adjustments (which are expected to be consistent with past practice and not material in nature or amount). The Company maintains a system of internal accounting controls sufficient for a business of the type conducted by the Company (and given the Company’s size and volume of transactions), including to provide reasonable assurance that (1) transactions are executed in accordance with management’s general or specific authorizations, (2) transactions are recorded as necessary to permit preparation of financial statements by the Company in conformity with GAAP and to maintain accountability for assets, (3) access to assets is permitted only in accordance with management’s general or specific authorization and (4) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has never identified any fraud by any management or other employees who have a significant role in internal controls and, to the Company’s Knowledge, no such fraud has been alleged.

(b) The Company and its Subsidiaries do not have any Liabilities, except for (i) Liabilities expressly accrued on or reserved against in the Latest Balance Sheet or disclosed in the notes thereto or in the notes to the Financial Statements, (ii) Liabilities that have arisen since the date of the Latest Balance Sheet in the Ordinary Course of Business (none of which exceeds $100,000 individually, or $1,000,000 in the aggregate) and none of which relates to breach of Contract or violation of Law), (iii) Liabilities arising in connection with the Transactions, (iv) Liabilities to be included in the computation of Closing Indebtedness, Transaction Expenses, or in the computation of Closing Net Working Capital, or (v) Liabilities set forth on Schedule 3.06(b) of the Disclosure Schedules.

(c) All accounts receivable of the Company and its Subsidiaries that are reflected on the Latest Balance Sheet (i) represent valid obligations arising from bone-fide transactions entered into by the Company and/or its Subsidiaries involving the sale of goods or rendering of services actually performed in the Ordinary Course of Business, and (ii) are substantially current and fully collectible (in the case of any such note receivable, in accordance with its terms and in the case of any accounts receivable, within ninety (90) days after the Closing Date) at the aggregate amounts thereof recorded in the Closing Net Working Capital. All reserves for the collection of the accounts receivable of the Company and its Subsidiaries were calculated in accordance with GAAP. Since the date of the Latest Balance Sheet, neither the Company nor any of its Subsidiaries have cancelled, or agreed to cancel, in whole or in part, any accounts receivable except in the Ordinary Course of Business. To the Company’s Knowledge, there is no material contest, claim or right of set-off, other than returns in the Ordinary Course of Business, relating to the amount or validity of any such account receivable.

(d) All inventory of the Company and its Subsidiaries, whether or not reflected in the Financial Statements, consists of a quality and quantity usable and salable in the Ordinary Course of Business, except for obsolete, damaged or defective items that have been written off or written down to fair market value or for which adequate reserves have been established on the Financial Statements and valued in accordance with GAAP. No inventory of the Company or its Subsidiaries is held on a consignment basis. The quantities of each item of inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of the Company and its Subsidiaries.

3.07 Absence of Certain Developments. Since the date of the Latest Balance Sheet, (a) there has not occurred any event, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and (b) without limiting the generality of the foregoing, except as set forth on Schedule 3.07the Company and each of its Subsidiaries has conducted its respective businesses, in all material respects, in the ordinary course and (b) neither the Company nor any of its Subsidiaries has taken any action that, if taken during since the date of the Latest Balance Sheet would require Buyer’s prior written consent under the terms of Section 6.01.

3.08 Litigation; No Orders. Except as set forth on Schedule 3.08, there are, and in the past five (5) years, there have been, no Actions pending against or by the Company or any of its Subsidiaries, at law or in equity, before or by any Governmental Body, and, to the Company’s Knowledge, no such Actions are threatened against the Company or any of its Subsidiaries that, if adversely determined, would be material to the Company and its Subsidiaries taken as a whole. The Company and its Subsidiaries are not a party to or subject to, or in default under, any outstanding Order. Neither the Company, the Company’s Subsidiaries, or their respective agents on their behalf is currently conducting, or in the past five (5) years has conducted, any formal internal investigations regarding actual or potential violations of applicable Law, including, without limitation, harassment by any of the Company’s employees.

3.09 Permits; Compliance with Laws.

(a) Each of the Company and its Subsidiaries holds and is in compliance in all material respects with all permits, licenses, approvals, consents, accreditations, waivers, exemptions and authorizations of any Governmental Body that are material to the Company and its Subsidiaries taken as a whole (the “Permits”) required in connection with the conduct of its business under applicable Laws, and such Permits are set forth on Schedule 3.09(a) of the Disclosure Schedules. All of the Permits are valid and in full force and effect and, to the Company’s Knowledge, none of the Permits are reasonably expected to be terminated as a result of, or in connection with, the consummation of the Transactions. Neither the Company nor any of its Subsidiaries is in material default under any such Permit and no condition exists that, with the giving of notice or lapse of time or both, would constitute a material default under such Permit, and there is no Action pending or, to the Company’s Knowledge, threatened, that would result in the termination, revocation, suspension or the imposition of a material restriction on any such Permit or the imposition of any material fine, penalty or other sanction for violation of any such Permit. Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Body regarding any actual or potential violation of, or failure to comply with, any term or requirement of any Permits.

(b) Except as set forth on Schedule 3.09(b) of the Disclosure Schedules, the Company and its Subsidiaries are, and have been in the past five (5) years, in compliance in all material respects with all applicable Laws. In the past five (5) years, neither the Company nor any of its Subsidiaries has received any written notice of any Action against it alleging any failure to comply in any material respect with any applicable Laws. To the Company’s Knowledge, no investigation by any Governmental Body with respect to the Company or any of its Subsidiaries is pending or threatened, and, to the Company’s Knowledge, in the past five (5) years, neither the Company nor any of its Subsidiaries has received any written notice of any such investigation that, if adversely determined, would not be material to the Company and its Subsidiaries taken as a whole.

3.10 Tax Matters. Except as set forth on Schedule 3.10 of the Disclosure Schedules:

(a) The Company and its Subsidiaries have timely filed (taking into account applicable extensions of time to file) all income and all other material Tax Returns (including Tax Returns for value added taxes) that are required to be filed by them, and timely paid (taking into account applicable extensions of time to file) all Taxes shown as due and owing thereon. All such Tax Returns were true, correct, and complete in all material respects.

(b) The aggregate unpaid Taxes of the Company and each of its Subsidiaries do not exceed the reserves for current Taxes (excluding any reserve established to reflect timing differences between book and Tax items) set forth on the Latest Balance Sheet (without regard to any notes thereto). Since the date of the Latest Balance Sheet, neither the Company nor any of its Subsidiaries (i) has incurred any Taxes outside the Ordinary Course of Business, (ii) changed a method of accounting for Tax purposes, (iii) entered into any agreement with any Governmental Body (including a “closing agreement” under Code Section 7121) with respect to any Tax matter, (iv) surrendered any right to a Tax refund, (v) changed an accounting period with respect to Taxes, (vi) filed an amended Tax Return, (vii) changed or revoked any election with respect to Taxes, or (viii) made any Tax election inconsistent with past practices.

(c) The Company and its Subsidiaries have timely and properly withheld or collected (i) all required amounts from payments to its employees, agents, contractors, nonresidents, shareholders, lenders, and other Persons and (ii) all sales, use, ad valorem, and value added Taxes required to be collected by the Company and its Subsidiaries pursuant to applicable Laws. The Company and its Subsidiaries have timely remitted all such Taxes to the proper Governmental Body in accordance with applicable Laws.

(d) There are no Liens for Taxes upon any of the assets of the Company or any of its Subsidiaries, other than Permitted Liens.

(e) No deficiency or proposed adjustment which has not been paid, settled or resolved for any amount of material Tax has been asserted or assessed in writing by any Governmental Body against the Company or any of its Subsidiaries.

(f) Neither the Company nor any of its Subsidiaries has consented to extend the time in which any Tax may be assessed or collected by any Governmental Body, which extension is still in effect. None of Sellers, the Company or any of its Subsidiaries has a request for a private letter ruling, a request for administrative relief, a request for technical advice, a request for a change of any method of accounting, or any other request pending with any Governmental Body that relates to the Taxes or Tax Returns of the Company or its applicable Subsidiary. No power of attorney granted by the Company or any of its Subsidiaries with respect to any Taxes is currently in force.

(g) There are no ongoing, pending or, to the Company’s Knowledge, threatened, Tax audits or examinations by any Governmental Body against the Company or any of its Subsidiaries. Neither any Seller nor the Company or any of its Subsidiaries (or any Seller as a result of its ownership of the Company or any of its Subsidiaries) has ever received notice from any Governmental Body that the Company or any of its Subsidiaries (or such Seller as a result of its ownership of the Company or any of its Subsidiaries) is required to pay Taxes or file Tax Returns in a jurisdiction in which the Company or its applicable Subsidiary (or such Seller as a result of its ownership of the Company or its applicable Subsidiary) does not file Tax Returns or pay Taxes. Neither the Company nor any of its Subsidiaries has commenced a voluntary disclosure proceeding in any state or local or non-U.S. jurisdiction that has not been fully resolved or settled.

(h) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax Sharing Agreement (other than Ordinary Course Tax Sharing Agreements). All amounts payable with respect to (or by reference to) Taxes pursuant to any Ordinary Course Tax Sharing Agreement have been timely paid in accordance with the terms of such contracts.

(i) Neither the Company nor any of its Subsidiaries (i) has been a member of an Affiliated Group, other than a group the common parent of which was the Company, or (ii) has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local, or non-U.S. Law), as a transferee or successor, or by Contract (other than agreements the primary subject matter of which is not Tax).

(j) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” (or any substantially similar transaction) as defined in Treasury Regulation Section 1.6011-4(b)(2) and Section 6707A(c)(2) of the Code (irrespective of the effective dates).

(k) Neither the Company nor any of its Subsidiaries is subject to a Tax holiday or Tax incentive or grant in any jurisdiction.

(l) Neither the Company nor any of its direct or indirect equityholders will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date (including an adjustment under Code Section 481 as a result of a change in method of accounting with respect to a Pre-Closing Tax Period (or an impermissible method used in a Pre-Closing Tax Period)); (ii) an agreement entered into with any Governmental Body (including a “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law)) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition (or, in each case, any similar doctrine under state, local, or non-U.S. income Tax Law) made on or prior to the Closing Date; (iv) any prepaid amounts received or paid on or prior to the Closing Date or deferred revenue realized on or prior to the Closing Date; or (v) an election pursuant to Code Section 965(h). Neither the Company nor any of its Subsidiaries currently uses the cash method of accounting for income Tax purposes. Neither the Company nor any of its Subsidiaries has either any “long-term contracts” that are subject to a method of accounting provided for in Code Section 460 or deferred any income pursuant to Treasury Regulation Section 1.451-8, Code Section 451(c) or any similar provision of state, local or non-U.S. Laws. Neither the Company nor any of its Subsidiaries owns an interest in any Flow-Thru Entity.

(m) Each material agreement, Contract, plan, or other arrangement that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code to which the Company or any of its Subsidiaries is a party (collectively, a “409A Plan”) complies with and has been maintained in accordance with the requirements of Section 409A(a)(2), (3), and (4) of the Code and the Treasury Regulations issued thereunder in all material respects, to the extent applicable thereto. Neither the Company nor any of its Subsidiaries has any obligation to indemnify, reimburse or “gross up” any individual for any additional Taxes or interest imposed pursuant to Section 409A(a)(1)(B) of the Code.

(n) The Company is (and has been at all times since its formation) properly classified as a partnership or a disregarded entity for U.S. federal income Tax purposes pursuant to Treasury Regulation Section 301.7701-3(b)(1) and no election has been made (or is pending) to change such treatment.

(o) The Company is not obligated to, nor has it agreed to, pay any income Taxes of any of its members (direct or indirect) (by means of withholding, electing to file composite returns in any jurisdiction, or otherwise).

(p) The Company has not elected to apply any provision of the Revised Partnership Audit Provisions prior to January 1, 2018.

(q) No Seller shall be treated as realizing any compensation income for income Tax or employment Tax purposes in connection with the “vesting” of an equity interest of the Company or a capital shift resulting from the terms of this Agreement or the Company’s limited liability company agreement, in each case, with respect to any payment provided to be made to a Seller in respect of such Seller’s equity interests of the Company.

(r) During the six (6)-year period ending on the date hereof, the DISC has not been (i) a party to a transaction reported or intended to qualify as a reorganization under Code Section 368 or (ii) a “distributing corporation” or a “controlled corporation” within the meaning of Code Section 355(a)(1)(A).

(s) No debt of the DISC is “corporate acquisition indebtedness” within the meaning of Code Section 279 or a “applicable high yield debt obligation” within the meaning of Code Section 163(e)(5). No interest accrued or paid by the Company or any of its Subsidiaries (whether as stated interest, imputed interest, or original issue discount) on any debt obligation of the Company or any of its Subsidiaries is not deductible for income Tax purposes.

(t) The Company and its Subsidiaries are, and have at all times been, in compliance with the provisions of Code Sections 6011, 6111, and 6112 relating to tax shelter disclosure, registration, list maintenance and record keeping requirements. Since March 30, 2010, neither the Company nor any of its Subsidiaries has participated in a transaction lacking economic substance within the meaning of Code Section 7701(o).

(u) Each of the Company and its Subsidiaries has been a resident in its applicable country of organization for Tax purposes and has not, at any time, been treated as a resident of or as engaging in a trade or business in any other country for Tax purposes.

(v) The Company and its Subsidiaries have complied in all material respects with all Tax Laws and regulations relating to transfer pricing (including maintaining appropriate documentation for all transfer pricing arrangements for purposes of Code Section 482 (or any corresponding or similar provision of non-U.S. Tax Law)) with respect to transactions entered into between the Company and any related party.

(w) No elections have been made (or are pending), and no actions have been taken (or are pending) by the Company or any of its Subsidiaries pursuant to Sections 2301-2308 of the CARES Act, Sections 7001-7005 of the Families First Act, or IRS Notice 2020-65.

(x) Since its incorporation, the DISC has properly made an election on Form 4876-A and the Company and the DISC have complied with all IC-DISC rules for purposes of Code Sections 991, 992, 993 and 994 (including the relevant Treas. Reg. Sections promulgated pursuant to such section).

3.11 Contracts.

(a) Schedule 3.11 of the Disclosure Schedules, sets forth a correct and complete list as of the date hereof of the following Contracts to which the Company or any of its Subsidiaries is a party or otherwise bound and which has not been fully performed by the parties thereto as of the date hereof (each, a “Material Contract”):

(i) any collective bargaining agreement with any labor union;

(ii) any currently effective employment, separation, changes in control, consulting or similar agreement with any officer, employee, or director providing for base compensation, severance or change in control payments, and any currently effective severance agreement with any officer, employee, manager or director;

(iii) any Contract relating to the incurrence of indebtedness for borrowed money, an indenture or other evidence of indebtedness or guaranteed liabilities of others, the making of any loan or the imposition of a Lien (other than Permitted Liens) on the assets of the Company and its Subsidiaries, endorsements for the purpose of collection or purchases of equipment or materials made under conditional sales agreements, or letter of credit arrangements;

(iv) any Contract relating to the development, ownership, registration, enforcement, or exercise of rights of any Intellectual Property other than (1) licenses of commercially available, off-the-shelf software and licenses for software entered into in the Ordinary Course of Business and subject to generally standard, non-negotiated terms and conditions (e.g., clickthrough or clickwrap agreements), (2) licenses of Publicly Available Software, (3) nonexclusive licenses granted by the Company to its customers in the Ordinary Course of Business, (4) non-disclosure agreements entered into in the Ordinary Course of Business, (5) confidentiality agreements and intellectual property assignment agreements entered into with employees of the Company in the Ordinary Course of Business, (6) licenses granted to the Company or its Subsidiaries for Software or other Intellectual Property embedded into any equipment, fixtures, components or finished products, and (7) non-exclusive licenses that are granted as an ancillary and non-material part of services, supply or manufacturing arrangements or other collaborations with a third party principally in order to facilitate the main purpose of such arrangements or collaborations;

(v) any lease or other Contract under which it is lessee or lessor of, or holds or operates any personal property owned by any other party, or permits any third party to hold or operate any real or personal property, for which the annual rental exceeds $50,000 that is not terminable by the Company or such Subsidiary upon notice of sixty (60) days or less;

(vi) each Lease;

(vii) any Contract for the sale of any goods, products or services to customers involving the annual payment of more than $250,000, including Contracts between the Company or any of its Subsidiaries on the one hand, and a Key Customer, on the other hand;

(viii) any Contract (other than any Plan or any Contract related thereto) for the purchase of goods, products or services from suppliers involving the annual payment of more than $250,000, including Contracts between the Company or any of its Subsidiaries on the one hand, and a Key Supplier, on the other hand;

(ix) any Contract that (A) restricts in any respect the Company or any of its Subsidiaries from freely engaging in any business anywhere in the world (including restrictions on the ability of the Company or any of its Subsidiaries to compete in any line of business or with any Person, or that involve any restriction with respect to the geographic area in which, or the method by which, the Company or any of its Subsidiaries may carry on its business, including employee or customer non-solicit or no-hire obligations (other than as may be required by applicable Law or any Governmental Body)), (B) grants any exclusivity rights to the Company, any of its Subsidiaries or any other party thereto, or (C) grants “most favored nation”, exclusivity or preferential status with respect to any third party;

(x) any Contract relating to any acquisition or disposition by the Company or any of its Subsidiaries of any assets, rights or properties (whether by merger, stock or asset purchase or otherwise) pursuant to which the Company or any of its Subsidiaries has (A) any unfulfilled obligation to pay any purchase price thereunder or (B) continuing indemnification or payment obligation, any deferred purchase price, “earn-out”, purchase price adjustment or similar contingent purchase price payment obligation;

(xi) any Contract that requires the Company or any of its Subsidiaries to purchase minimum quantities (or pay any amount for failure to purchase any specific quantities) of goods or services or involves any take-or-pay or requirements arrangement;

(xii) any Contract in which the Company or any of its Subsidiaries provides indemnification or a customer warranty to any Person (other than (x) ordinary course indemnification provisions and (y) any Plan or any Contract related thereto);

(xiii) any Contract relating to any joint venture, partnership, joint development, strategic alliance or similar arrangement;

(xiv) any Contract for capital equipment or other capital expenditures that provide for payments by the Company or any of its Subsidiaries subsequent to the date of this Agreement in excess of $100,000 in any calendar year;

(xv) any Contract involving any resolution or settlement of any actual or threatened action, suit or litigation proceeding involving the Company or its Subsidiaries with outstanding payment obligations of the Company or its Subsidiaries in excess of $50,000 or any material ongoing requirements or restrictions on the Company or its Subsidiaries;

(xvi) any Contract for management, independent contractor, consulting or financial advisory services that is not terminable by the Company or such Subsidiary upon notice of sixty (60) days or less;

(xvii) any staffing, temporary worker, leased employee or similar Contract for the engagement of temporary labor;

(xviii) any Government Contract; or

(xix) any Contract in writing to enter into any of the foregoing.

(b) Each Material Contract is in full force and effect and is a valid, binding and enforceable obligation of the Company and its Subsidiaries, and, to the Company’s Knowledge, each of the other parties thereto, and is not subject to any claims, charges, set-offs or defenses except as expressly set forth in such Material Contracts. The Company and its Subsidiaries have performed in all material respects all of its obligations under each Material Contract. Neither the Company nor any of its Subsidiaries, as applicable, is in material default (with or without notice or lapse of time or both), or, as of the date hereof, is alleged in writing by the counterparty thereto to have breached or to be in material default, under any Lease or any Material Contract, and, to the Company’s Knowledge, the other party to each Lease or each of the Material Contracts is not in material default (with or without notice or lapse of time) thereunder. The Company has made available to Buyer complete and correct copies of all Material Contracts (together with all modifications, amendments and supplements thereto) and, in the case of any oral Material Contracts, an accurate and complete written summary of all material terms. None of the Material Contracts has been cancelled or otherwise terminated, and neither the Company nor its Subsidiaries has received any written notice from any Person regarding any such cancellation or termination.

3.12 Real Property. The Company and its Subsidiaries do not own (and have never owned) fee simple title to any real property. Schedule 3.12 of the Disclosure Schedules contains a complete and correct list of all real property leased, subleased or licensed by the Company and its Subsidiaries or with respect to which the Company and its Subsidiaries have the right to use, occupy or access pursuant to real property agreements, including easements, rights of way, railway agreements or other similar real property agreements (the “Leased Real Property”), and the agreements pursuant to which such Leased Real Property is leased, subleased or licensed (the “Leases”). Neither the Company nor its Subsidiaries (i) has leased, subleased, licensed or otherwise granted to any Person the right to use or occupy such Leased Real Property or any portion thereof and (ii) is a party to any agreement, right of first offer, right of first refusal or option with respect to the purchase or sale of any real property or interest therein. To the Company’s Knowledge, there are no facts, circumstances or conditions that would permit any Person under such Lease to modify or accelerate rent under such Lease. No rentals are past due and neither the Company nor any of its Subsidiaries owes any brokerage commissions or finder’s fees with respect to such Lease. The Closing will not affect the enforceability of the Leases against any Person. Neither the Company nor any of its Subsidiaries is a sublessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any Leased Real Property and none of the Leased Real Property is subject to any license, sublease or sub-tenancy of any kind.

3.13 Intellectual Property.

(a) Schedule 3.13(a) of the Disclosure Schedules sets forth an accurate, true, and complete list of all Owned Intellectual Property that is subject of an application, registration, filing, certificate, or other document filed with, recorded by, or issued under the authority of any Governmental Body, quasi-governmental body, or registrar (collectively, “Registered Intellectual Property”), all material unregistered Trademarks that are Owned Intellectual Property, and all material Owned Software The Company and its Subsidiaries owns all right, title, and interest in, or has a valid and enforceable written license or other permission to use, all Company Intellectual Property including the jurisdiction where each item of such Registered Intellectual Property is registered or filed, the applicable patent or registration number and application number, the record owner or domain registrant, and the legal or beneficial owner. All Registered Intellectual Property has been maintained effective by the filing of all necessary filings, maintenance, and renewals, and timely payment of requisite fees. The Company or one or more of its Subsidiaries own each item of Owned Intellectual Property, free and clear of all Liens, other than Permitted Liens. The Company and its Subsidiaries have not transferred ownership of, granted any exclusive license of or exclusive right to use, or granted any exclusive rights in or to joint ownership of, any Company Intellectual Property to any other Person.

(b) The business of the Company’s and its Subsidiaries, and the products and services thereof, including the manufacture, importation, use, offer for sale, sale, licensing, distribution, and other commercial exploitation of such products, services, and the Owned Intellectual Property, have not in the past five (5) years infringed, misappropriated, or otherwise violated, and do not infringe, misappropriate or otherwise violate any Intellectual Property rights or rights of publicity of any other Person. Neither the Company nor any of its Subsidiaries has received in the last five (5) years any written, or to the Company’s Knowledge oral, notice or claim asserting that any such infringement, misappropriation, or other violation has occurred. Neither the Company nor its Subsidiaries have received in the last five (5) years any offer for a license of Intellectual Property from any Person in connection with an allegation by such Person that the Company has infringed or misappropriated any of the Intellectual Property of such Person. Neither the Company nor its Subsidiaries have received in the last five (5) years a request for an indemnity against a claim related to any Intellectual Property developed, supplied, provided, leased or sold by the Company or one of its Subsidiaries.

(c) To the Company’s Knowledge, no third party is infringing, misappropriating or otherwise violating any Owned Intellectual Property. No written or oral claims alleging any infringement, misappropriation, or other violation have been made against any Person by the Company or any of its Subsidiaries.

(d) All Owned Intellectual Property is valid, subsisting, and enforceable. Except as set forth on Schedule 3.13(d) of the Disclosure Schedules, and except for office actions issued in the ordinary course of prosecution by the United States Patent and Trademark Office or analogous foreign Governmental Body, no action, suit or claim by any third party contesting the validity or enforceability of any of the Company Intellectual Property has been made or has been threatened, in each case in writing, or to the Company’s Knowledge orally.

(e) All current and former employees of the Company or its Subsidiaries who have contributed to or created any portion of, or otherwise may have rights in or to, any Owned Intellectual Property meet all of the following requirements: (i) their work in any Owned Intellectual Property was created by them entirely within the scope of their employment by the Company or its Subsidiaries and is assigned to the Company or its Subsidiaries by operation of law; (ii) their copyrightable work product in any Company Intellectual Property is owned by the Company or its Subsidiaries as a work made for hire under U.S. copyright law, or (iii) the Owned Intellectual Property has otherwise been validly assigned to the Company or its Subsidiaries under one of the Company or its Subsidiaries’ valid and enforceable standard form(s) of employee invention assignment or similar written agreement (each such agreement, an “Employee Assignment Agreement”); and (iv) any inventions, improvements or discoveries of such employees that are included or implemented in any Owned Intellectual Property have been validly assigned to the Company or its Affiliates under a valid and enforceable Employee Assignment Agreement. To the Company’s Knowledge, no employee is in violation of any such assignment agreements.

(f) All current and former consultants, contractors and any other non-employee Persons engaged or retained by the Company or its Subsidiaries that have contributed to or created any portion of, or otherwise may have rights in or to, any Owned Intellectual Property have executed and delivered valid and enforceable written agreements that validly and effectively assign to the Company or its Subsidiaries all Intellectual Property conceived, created, developed, written, invented, discovered or reduced to practice on behalf of the Company or its Subsidiaries by such consultants, contractors, or other Persons (each such agreement, a “Contractor Assignment Agreement”). To the Company’s Knowledge, no Person is in violation of any such assignment agreements.

(g) Schedule 3.13(g) of the Disclosure Schedules lists all the software, equipment and other information systems excluding commercially available off-the-shelf software included in the Information Systems owned, licensed, leased or controlled by the Company or its Subsidiaries that are material to the operation of the business. If such Information Systems are operated or hosted by an outsourcer or other third party, the identity and contact information for such provider is disclosed on Schedule 3.13(g)(i) of the Disclosure Schedules. The Information Systems are operational, fulfill the purposes for which they were acquired or developed, have back-ups, and disaster recovery arrangements in place and hardware and Software capacity, support, maintenance, and trained personnel, and security, including from unauthorized access and infection by Malicious Code, which are sufficient in all material respects for the current needs of the business of the Company and its Subsidiaries. The Company and its Subsidiaries have maintained in the Ordinary Course of Business all required licenses and service contracts, including the purchase of a sufficient number of license seats for all Software, with respect to the Information Systems. The Company and its Subsidiaries use reasonable means, consistent with practices used by businesses of comparable size and nature to the Company, to protect the security and integrity of all such Information Systems and all information stored, processed or contained therein, including Protected Data, or transmitted thereby from unauthorized or improper processing, including appropriate security and disaster recovery technology. In the past five (5) years, to the Company’s Knowledge, there has been no unauthorized access or breaches of the Information Systems used by the Company.

(h) The Company and its Subsidiaries have taken commercially reasonable actions to protect (i) the confidentiality of all trade secrets and confidential information that is Owned Intellectual Property and (ii) any confidential information owned by any Person to whom the Company or one of its Subsidiaries has a confidentiality obligation, including requiring all persons with access to such information or trade secrets to sign valid and enforceable written non-disclosure agreements. To the Company’s Knowledge, no Person is in violation of any such non-disclosure agreements.

(i) Schedule 3.13(i) of the Disclosure Schedules contains an accurate and complete list of all supplemental type certificates and all other regulatory certifications issued by the Federal Aviation Administration or other domestic or foreign regulatory body associated with the Company’s products currently being marketed and sold or planned for sale by the Company.

(j) No funding, facilities, or personnel of any Governmental Body or any university or other educational institution or research organization has been used in connection with the development of any Owned Intellectual Property and the Company and its Subsidiaries and their predecessors have not participated in any standards setting organization. No Governmental Body, university or other educational institution, research organization or standards setting organization has any right, title or interest in or to any Owned Intellectual Property.

(k) All Owned Software (i) conforms in all material respects with all specifications, representations, warranties, and other descriptions established by the Company or its Subsidiaries or conveyed thereby to their customers or other transferees, (ii) is operative for its intended purpose, free of any material defects, and does not contain any Malicious Code; and (iii) has been maintained by the Company or its Subsidiaries in accordance with their contractual obligations to customers or other transferees and industry standards. No Person other than the Company or its Subsidiaries possesses a copy, in any form (print, electronic, or otherwise), of any source code for any Owned Software, and all such source code has been maintained strictly confidential. The Company and its Subsidiaries have no obligation to afford any Person access to any such source code.

(l) No Publicly Available Software has been incorporated in, linked to, distributed with, or otherwise used in connection with any Owned Software or any product or service of the Company or its Subsidiaries in any manner that (i) requires, or conditions the use or distribution of any Owned Software or any such product or service on the disclosure, licensing, or distribution of any source code for any portion of such Owned Software, product, or service, or (ii) otherwise imposes any material limitation, restriction, or condition on the right or ability of the Company or its Subsidiaries to use, allow third parties to use, distribute, or enforce any Owned Intellectual Property. The Company and its Subsidiaries have complied and are in compliance with the terms of all licenses for Publicly Available Software used by the Company in all material respects.

(m) The consummation of the transactions contemplated hereby will not result in the loss or impairment of the Company or its Subsidiaries’ right to own or use any Company Intellectual Property or Information Systems. Immediately subsequent to the Closing, the Company Intellectual Property and Information Systems will be owned or available for use by the Company and its Subsidiaries on terms and conditions identical to those under which the Company and its Subsidiaries own or use the Company Intellectual Property and Information Systems immediately prior to the Closing, without payment of additional fees.

(n) The Company and its Subsidiaries are and always have been in material compliance with all applicable Privacy and Security Requirements. The Company and its Subsidiaries have not, and any third party Processing of Protected Data on behalf of the Company or any Subsidiary has not, experienced any Security Breaches, and neither the Company nor any Subsidiary is aware of any notices or complaints from any Person regarding such a Security Breach. Neither the Company nor any Subsidiary has received any notices or complaints from any Person regarding the unauthorized Processing of Protected Data or non-compliance with applicable Privacy and Security Requirements.

(o) The Company and each Subsidiary has valid and legal rights to Process all Protected Data that is Processed by or on behalf of the Company or such Subsidiary in connection with the use and/or operation of its products, services and business, and the execution, delivery, or performance of this Agreement will not affect these rights or violate any applicable Privacy and Security Requirements. The Company and each Subsidiary has implemented reasonable physical, technical and administrative safeguards consistent with industry standards that are designed to protect Protected Data from unauthorized access by any Person.

3.14 Employees. Except as set forth on Schedule 3.14 of the Disclosure Schedules:

(a) The Company and its Subsidiaries are, and have been in the past five (5) years, in material compliance with all applicable Laws relating to the employment of labor, including provisions thereof relating to wages, hours, classification of employees and non-employee service providers, plant closures and mass layoffs, work authorization, workers’ compensation, discrimination, harassment (including sexual harassment and any requirements to conduct sexual harassment training for employees), health and safety, all laws, regulations, and guidance related to COVID-19 and employees, paid sick and other leave (including all notice requirements related thereto), the payment and withholding of Taxes, paid time off, child labor, termination, equal opportunity, collective bargaining, layoffs and immigration compliance. There are no administrative charges or court complaints pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries before the U.S. Equal Employment Opportunity Commission or any federal, foreign, state or local court or government agency concerning alleged employment discrimination or any other matters relating to the employment of any individual. Neither the Company or any of its Subsidiaries are a party to any pending or threatened action, proceeding, investigation, audit, demand, claim, or similar matter related to employment practices or brought by any current or former employee, independent contractor, consultant, officer, or director. No claims or allegations have been made against the Company or any of its Subsidiaries, or any current or former manager, director, officer, employee or other agent thereof, for discrimination, sexual or other harassment, sexual misconduct or retaliation, nor, to the Company’s Knowledge, are any such claims threatened or pending nor is there any reasonable basis for such a claim. Neither the Company nor any Subsidiary of the Company has entered into any settlement agreements related to allegations of sexual harassment or sexual misconduct by a manager, director, officer, employee or any other agent of the Company or any of its Subsidiaries. The Company and its Subsidiaries are in compliance with, and have been in material compliance with all Laws related to the work authorization of current and former employees, including all requirements for the proper completion and retention of Form I-9.

(b) There is no unfair labor practice charge or complaint pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any similar foreign, state or local government agency. In the past five (5) years neither the Company nor any of its Subsidiaries has experienced any union organizing or decertification activities, and, to the Company’s Knowledge, no such activities are underway or threatened. In the past five (5) year neither the Company nor any of its Subsidiaries has been a party to or otherwise bound by any collective bargaining agreement, works council agreement, or similar agreement for the representation of employees. In the past five (5) year neither the Company nor any of its Subsidiaries has experienced any strikes, work stoppage, slowdowns or other material labor disputes, and, to the Company’s Knowledge, no such disputes are underway or threatened.

(c) Schedule 3.14(c)(i) of the Disclosure Schedules sets forth, (x) for each employee of the Company and its Subsidiaries, such employee’s name, employing entity, job title, location, 2022 and 2023 annual salary or hourly wage rate, most recent annual bonus and commissions received and current annual bonus opportunity, and status (as full-time or part-time, exempt or non-exempt under the Fair Labor Standards Act or similar Law, and active or a description of leave and date of return, if known). Schedule 3.14(c)(ii) of the Disclosure Schedules separately sets forth, (x) for each individual independent contractor engaged by or providing services to the Company and its Subsidiaries, such contractor’s name and fee rate and the total fees paid to each independent contractor in 2022 and to-date in 2023, and (y) for any executive level employee of the Company’s Affiliates, such individual’s name, employing entity, job title, location, 2022 and 2023 annual salary or hourly wage rate, most recent annual bonus and commissions received, and any transaction, change in control (single and double-trigger), phantom equity, stay, severance, termination, retention or similar payable to such individual as a result of the Transactions. To the Company’s Knowledge no employee of the Company and its Subsidiaries has indicated to the Company or any Subsidiary that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise. The Company and its Subsidiaries have no material liability, whether actual or contingent, with respect to the misclassification of any person as an independent contractor rather than as an employee, or as exempt or non-exempt under the Fair Labor Standards Act and similar state Laws.

(d) The Company and its Subsidiaries have paid in full or accrued in the Company’s, or such Subsidiary’s, books and records, (i) to all current, former, and temporary employees any wages, salaries, commissions, bonuses, benefits, compensation, overtime, cash outs of accrued unused vacation, paid time-off or other leave and severance and any other amounts due upon termination of employment that are due and payable; and (ii) to all independent contractors, consultants, and other service providers any fees for services that are due and payable. The Company and its Subsidiaries do not have any material liability as a joint employer with respect to any temporary employees leased or staffed through a third-party entity.

(e) Schedule 3.14(e) of the Disclosure Schedules sets forth all current employees who have executed a confidentiality, intellectual property assignment, non-competition, non-solicitation, and/or non-disparagement agreement that is protective of the Company and its Subsidiaries. In the last five (5) years, neither the Company nor any of its Subsidiaries have sought to enforce any restrictive covenant obligation against a current or former employee. To the Company’s Knowledge, no current employee or service provider is in breach of any restrictive covenant obligation owed to a third-party by virtue of the services rendered by such individual to the Company or any of its Subsidiaries.

(f) Neither the Company nor any of its Subsidiaries has implemented any employee layoffs that gave rise to notice obligations under the Worker Adjustment and Retraining Notification Act or any similar Law (collectively, the “WARN Act”). The Company has not conducted any furloughs, layoffs, reductions in hours, and/or reductions in compensation or benefits in response to COVID-19.

3.15 Employee Benefit Plans.

(a) Schedule 3.15(a) of the Disclosure Schedules lists each “employee benefit plan,” as defined in Section 3(3) of ERISA, and each other material employee benefit plan, program or arrangement, including any material employment or individual consulting agreements (other than any (i) employment agreements, offer letters and similar Contracts for “at will” employment that do not provide for severance benefits upon termination of employment and (ii) independent contractor Contracts that can be terminated upon no more than sixty (60) days advance written notice without material cost or liability to the Company or any of its Subsidiaries) equity, phantom equity, equity-based (or forms thereof), or cash incentive, bonus, commission, vacation, paid time off, supplemental insurance, fringe benefit, separation, termination, change-in-control, retention, transaction, retirement, deferred compensation, profit sharing, health or medical benefits, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits), plan, program, arrangement or agreement of any nature (i) sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries for the benefit of any current or former director, officer or employee of the Company or any of its Subsidiaries, or (ii) with respect to which the Company or any of its Subsidiaries has any liability (including any contingent liability) (each such plan, program, policy or arrangement, a “Plan”); provided, however, that the term “Plan” shall not include any benefit or compensation plan, program, policy or arrangement sponsored, maintained or administered by a Governmental Body. No Plan is mandated by a government other than the United States or is subject to the laws of a jurisdiction outside of the United States. No Plan is a source of unfunded benefit liability for the Company or any of its Subsidiaries.

(b) With respect to each Plan identified on Schedule 3.15(a) of the Disclosure Schedules, copies of the following have been made available to Buyer (to the extent applicable to such Plan): (i) the current plan document and all amendments thereto; (ii) the current trust agreement, insurance contract or annuity contract serving as a funding vehicle for such Plan; (iii) the most recent summary plan description, and any summaries of material modifications related thereto, distributed to participants in such Plan, (iv) the three (3) most recent annual reports on Form 5500 (and all schedules thereto) filed with the Department of Labor and the three (3) most recent nondiscrimination testing results, (v) if the Plan is intended to be qualified under Section 401(a) of the Code, the most recent determination letter received from the Internal Revenue Service, and (vi) any material non-routine correspondence with any Governmental Body regarding such Plan in the last five (5) years.

(c) Each Plan has been maintained and administered in all material respects in accordance with its terms and in compliance in all material respects with all applicable Laws, including ERISA and the Code. Except as would not reasonably be expected to result in a material liability to the Company and its Subsidiaries taken as a whole, none of the Company, any Subsidiary of the Company or, to the Company’s Knowledge, any other Person (i) has engaged in a nonexempt “prohibited transaction” (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan, or (ii) breached any fiduciary duty imposed upon it by ERISA with respect to any Plan. All contributions and premiums required to have been made by the Company or any of its Subsidiaries to the Plans have been made.

(d) Each Plan that is intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter from the Internal Revenue Service and, to the Company’s Knowledge, nothing has occurred subsequent to the issuance of the most recent such determination letter that would reasonably be expected to cause such Plan to lose its qualified status.

(e) During the last six (6) years, none of the Company, any Subsidiary of the Company or any of their respective ERISA Affiliates has sponsored, maintained, contributed to, or been obligated to contribute to any (i) “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is (or was) subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (ii) ”multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer plan” within the meaning of Section 4063 or 4064 of ERISA, or (iv) a “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA).

(f) None of the Plans provides any current or former employee (or any dependent thereof) any life insurance or medical benefits after his or her termination of employment with the Company or any of its Subsidiaries, other than (i) as required by applicable Law, including Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code, (ii) coverage through the end of the month of termination of employment and (iii) conversion rights at the sole expense of the converting individual.

(g) There are no actions, suits or claims pending or, to the Company’s Knowledge, threatened, against any Plan, other than ordinary claims for benefits, appeals of such claims and domestic relations order proceedings. Neither the Company nor any of its Subsidiaries has been notified by any Governmental Body that any Plan is currently under audit or examination by such Governmental Body.

(h) Except as set forth on Schedule 3.15(h) of the Disclosure Schedules or as required by applicable Law or the terms of this Agreement, neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated by this Agreement will (whether alone or in combination with any other event) (excluding any agreement contract, arrangement or plan entered into by, or at the direction of, Buyer or its Affiliates): (i) accelerate the time of payment or vesting of benefits, or increase the benefits or the amount of compensation payable to any current or former employee, individual independent contractor, officer, or director of the Company or any of its Subsidiaries, (ii) trigger any funding obligation under any Plan or other arrangement with any employee, individual independent contractor, officer, or director of the Company or any of its Subsidiaries, or (iii) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that would constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

3.16 Insurance. Schedule 3.16 of the Disclosure Schedules sets forth a true and complete list of each insurance policy maintained by or on behalf of the Company and its Subsidiaries for the current policy period on their properties, assets, products, business or personnel that is material to the Company and its Subsidiaries taken as a whole, in each case setting forth the (a) insurer; (b) type and amount of coverage; (c) policy number; (d) expiration date; (e) the status of any pending claims thereunder (the “Insurance Policies”) . True, complete and correct copies of each Insurance Policy have been made available to Buyer. With respect to each such Insurance Policy: (a) the policy is legal, valid, binding, enforceable on the Company or its Subsidiaries, as applicable, and in full force and effect, and all premiums with respect thereto have been paid, and no notice of cancellation, termination or denial or reduction of coverage or material premium increase has been received with respect to any such insurance policy, (b) neither the Company nor any of its Subsidiaries is in breach or default under, nor has it taken any action or failed to take any action which, with notice or the lapse of time, or both, would constitute a breach or default under, or permit cancellation, termination, denial or reduction of coverage or material premium increase with respect to such policy, and to the Company’s Knowledge no insurer has threatened the same, (c) none of the Company or its Subsidiaries has received a notice of non-renewal from any of its insurers and (d) neither the Company nor any of its Subsidiaries has made any claim under any such insurance policies as to which coverage has been refused, limited or otherwise disputed in writing (other than reservation of rights letters) by the applicable insurers. Except as set forth on Schedule 3.16 of the Disclosure Schedule, neither the Company nor its Subsidiaries has any self-insurance or co-insurance programs.

3.17 Environmental Matters.

(a) Except as set forth on Schedule 3.17 of the Disclosure Schedules:

(i) The Company and each of its Subsidiaries are, and have been in the past five (5) years, in compliance in all material respects with all applicable Environmental Laws.

(ii) Each of the Company and its Subsidiaries timely obtained, is, and has been in the past five (5) years, in compliance, in all material respects, with all Permits required under applicable Environmental Laws.

(iii) Neither the Company nor any of its Subsidiaries has received written notice from any Governmental Body or any other Person or is subject to any pending or, to the Company’s Knowledge, threatened claim that the Company or its Subsidiaries are in material violation of or have material liability under Environmental Laws.

(iv) Neither the Company nor any of its Subsidiaries has released any Hazardous Substance in violation of any Environmental Law or in a manner that has or could result in liability to the Company or any of its Subsidiaries under Environmental Laws at any Leased Real Property or at any real property formerly leased by the Company or any of its Subsidiaries.

(v) Neither the Company nor any of its Subsidiaries has assumed, undertaken or provided an indemnity with respect to any liability of any other Person related to Environmental Laws.

(b) The Company has provided to Buyer copies of all environmental site assessment reports in the possession of the Company or any of its Subsidiaries relating to the Leased Real Property or any real property formerly leased by the Company or any of its Subsidiaries.

3.18 Affiliate Transactions. Except as set forth on Schedule 3.18 of the Disclosure Schedules and except for employment arrangements and Plans, no Related Party as of the date of this Agreement (or since January 1, 2021), (a) is (or has been) a party to any agreement or transaction with the Company or its Subsidiaries, (b) has (or has had) any material interest or right in any material property or right, tangible or intangible, used by the Company or its Subsidiaries, (c) owns (or has owned), directly or indirectly, any material interest in, or is an officer, director, employee or consultant of, any Person which is a Key Supplier or Key Customer, (d) has (or has had) borrowed money from, or loaned money to, the Company or its Subsidiaries that has not been repaid, or (e) has, to the Company’s Knowledge, any claim or cause of action against the Company or its Subsidiaries that has not been satisfied. No member (or former member) of the Company has any right to any distributions with respect to Taxes (or otherwise) from the Company pursuant to the Company’s limited liability company agreement or any other governing documents of the Company as in effect immediately prior to Closing that will survive the Closing.

3.19 Broker Fees. Other than Houlihan Lokey Capital, Inc. (“Houlihan Lokey”), there is no investment banker, broker, finder or other such intermediary that has been retained by, or has been authorized to act on behalf of, the Company or any Subsidiary and is entitled to a brokerage fee, finder’s fee or other commission or similar fee based in any way on any Contract made by or on behalf of the Sellers, the Company or its Subsidiaries, in connection with the Transactions.

3.20 Key Suppliers; Key Customers.

(a) Neither the Company nor any of its Subsidiaries have any material disputes with any supplier or vendor who, (x) in the fiscal year ended December 31, 2022 and the two (2) months ended on February 28, 2023, was one of the ten (10) largest suppliers of products and/or services to the Company and its Subsidiaries, based on total spend of the Company and its Subsidiaries (on a consolidated basis in accordance with GAAP) during the relevant period, or (y) for fiscal year ending December 31, 2023, is expected to be one of the ten (10) largest suppliers of products and/or services to the Company and its Subsidiaries, based on total expected spend of the Company and its Subsidiaries (on a consolidated basis in accordance with GAAP) during such period (each, a “Key Supplier”), and, to the Company’s Knowledge, no Key Supplier has any material dispute with the Company or its Subsidiaries. Schedule 3.20(a) of the Disclosure Schedules sets forth a correct and complete list of the Key Suppliers. Neither the Company nor its Subsidiaries have received written notice from any Key Supplier that such Person (i) has or intends to cease conducting business with, or has or intends to terminate its existing relationship with, the Company or its Subsidiaries or that such Person intends to terminate its existing relationship with the Company or its Subsidiaries, (ii) has substantially limited, or intends to substantially limit, the supply or access to such products or services at any time, or (iii) has or intends to adversely modify its business relationship with the Company or its Subsidiaries.

(b) Neither the Company nor any of its Subsidiaries have any material disputes with any customer who, in the fiscal year ended December 31, 2022 and the two (2) months ended on February 28, 2023, was one of the twenty (20) largest customers of the Company’s and its Subsidiaries’ products and/or services, based on total revenue received by the Company and its Subsidiaries (on a consolidated basis in accordance with GAAP) during the relevant period (each, a “Key Customer”), and, to the Company’s Knowledge, no Key Customer has any material dispute with the Company or its Subsidiaries. Schedule 3.20(b) of the Disclosure Schedules sets forth a correct and complete list of the Key Customers. Neither the Company nor its Subsidiaries have received written notice from any Key Customer that such Person (i) has or intends to cease conducting business with, or has or intends to terminate its existing relationship with, the Company or its Subsidiaries or that such Person intends to terminate its existing relationship with the Company or its Subsidiaries, (ii) has substantially reduced, or intends to substantially reduce, the purchase or use of such products or services at any time, or (iii) has or intends to adversely modify its business relationship with the Company or its Subsidiaries. Neither Company nor its Subsidiaries have not granted any material rebates, discounts or other economic accommodations to any Key Customer as a result of any complaint by such Key Customer relating to the quality of the products or services provided to such Key Customer by the Company or its Subsidiaries.

3.21 Sanctions and Export Compliance.

(a) None of the Company, nor any of its intermediate or ultimate parents or Subsidiaries, and, to the Company’s Knowledge, none of the Affiliates, managers, directors, officers, employees, or other Person acting on behalf of the Company or its intermediate or ultimate parents or Subsidiaries is currently, or has been in the past five (5) years: (i) a Person that is a Sanctioned Person, (ii) organized, ordinarily resident in, or located in any Sanctioned Jurisdiction, (iii) engaged in any dealings with any Sanctioned Person or in any Sanctioned Jurisdiction, to the extent such activities violate any Sanctions Laws, (iv) engaged in any export, reexport, transfer, provision, or import of any goods, software, technology, data or service without, or exceeding the scope of, any required or applicable licenses or authorizations under all applicable Sanctions Laws, or (v) otherwise in violation of applicable Sanctions Laws.

(b) None of the Company, nor any of its intermediate or ultimate parents or Subsidiaries, and, to the Company’s Knowledge, none of the Affiliates, managers, directors, officers, employees, or other Person acting on behalf of the Company or its intermediate or ultimate parents or Subsidiaries is or has been the subject of any investigation, inquiry or enforcement proceedings by any Governmental Body regarding any offense or alleged offense under any Sanctions Laws. Further, to the Company’s Knowledge, no such investigation, inquiry or proceedings have been threatened or are pending, and there are no circumstances likely to give rise to any such investigation, inquiry or proceedings. In the past five (5) years, the Company has not received written or oral notification or communication from any Governmental Body asserting that the Company is not in compliance with or has violated Sanctions Laws.

(c) Neither the Company nor any Subsidiaries, Affiliates, directors, officers, managers, employees, agents or third-party representatives, or other Person acting on behalf of the Company has exported, reexported, in-country transferred, or imported directly or indirectly, permanently or temporarily, any products, technology, software, technical data and/or services (including but not limited to any hardware classified under Export Control Classification Number (“ECCN”) 9A610 and/or any technology classified under ECCN 9E610), in violation of export controls laws administered by an Governmental Body, including but not limited to the Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (22 C.F.R. §120, et. seq.) administered by the Directorate of Defense Trade Controls, the Export Administration Regulations (15 C.F.R. §730, et. seq.) administered by the Bureau of Industry and Security (“BIS”), the Export Control Reform Act, Laws and regulations administered by customs authorities such as U.S. Customs and Border Protection, and criminal laws relating to the foregoing Laws and regulations enforced by prosecutorial Governmental Bodies such as the U.S. Department of Justice (collectively, “Export Controls and Trade Laws”). The Company is, and in the past five (5) years has been, in material compliance with Export Controls and Trade Laws. In the past five (5) years, the Company has not (i) made a directed disclosure, voluntary disclosure, or prior disclosure with respect to violations of Export Controls and Trade Laws; (ii) been subject to any action, seizure, detention, audit, investigation, administrative proceeding, compliance assessment, focused assessment or civil action for alleged or actual violation in any material respect Export Controls and Trade Laws, including underpayment of import or export duties, Taxes or fees; suspension of export and/or import privileges; or investigation, enforcement action, or sanction by any Governmental Body arising under Export Controls and Trade Laws; or (iii) made or provided any materially false statement or omission to any Governmental Body or to any customer in connection with any export, reexport, transfer, or import. Further, neither the Company nor any its intermediate or ultimate parents, Subsidiaries, Affiliates, directors, officers, managers, employees, agents or third-party representatives, or other Person acting on behalf of the Company is listed on any export-, reexport-, transfer-, or import-related denied parties list such as but not limited to the debarred parties lists maintained by the U.S. Department of State and BIS or the BIS Entity List.

3.22 Government Contracts and Government Bids.

(a) Schedule 3.22(a), respectively, set forth a complete and accurate record as of the date of this Agreement of (i) all of the Company’s Government Contracts that are currently in force and active or are not closed out or remain subject to audit as of the date of this Agreement, including all parties to the Contract, the set-aside status of the Contract (including any Contract awarded based on the Company, individually or as a member of a joint venture, representing itself as a small business concern, a small disadvantaged business, a service-disabled, veteran-owned small business concern, a veteran-owned small business concern, a woman-owned business concern, a “protégé” under a mentor-protégé agreement or program, or qualification under any other preferential status (including participation in preferential status programs such as the Historically Underutilized Business Zone program and participation under section 8(a) of the Small Business Act) or other “set aside” status (collectively, a “Preferred Bidder Status”)), whether the Contract was awarded on a noncompetitive or sole source basis (and the justification for that award), the contract number and award date, the period of performance (including unexercised option periods), the applicable total contract value or total estimated contract value (inclusive of option periods), the total recognized revenue as of the date of the Latest Balance Sheet and profit margin; (ii) all Government Bids outstanding as of the date of this Agreement, including the customer program name, Preferred Bidder Status, solicitation number, the anticipated award date, the estimated period of performance, and the total bid price; and (iii) all of the Company’s Government Contracts which are currently or, to the Company’s Knowledge, are likely to experience cost, schedule, technical or quality problems that could result in claims or Actions against the Company (or their successors in interest) by any Governmental Body, a prime contractor, or a subcontractor (the “Applicable Government Contracts”).

(b) All of the Company’s Applicable Government Contracts listed (or required to be listed) in Schedule 3.22(-a) were legally awarded, are in full force and effect and are binding on the other parties thereto in accordance with their terms. The Company has not received notice that any such Applicable Government Contracts (or, where applicable, the Other Government Contracts under which such Applicable Government Contracts were awarded) are the subject of litigation bid or award protest Actions or that the counterparty to any such Applicable Government Contracts has stated that it intends to make a material modification to, reduce future expenditures under or refrain from exercising any options under such Applicable Government Contracts, and the Company has no Knowledge such Applicable Government Contracts (or, where applicable, the Other Government Contracts under which such Applicable Government Contracts were awarded) are reasonably likely to become the subject of litigation, bid or award protest Actions, a material modification, a reduction in future expenditures or the failure to exercise an option.

(c) The Company has complied in all material respects with and developed all policies required by: (i) all Laws applicable to each of the Company’s Government Contracts and Government Bids, including, without limitation, the Federal Acquisition Regulation and any agency supplement thereto (collectively, the “FAR”) and (ii) all terms and conditions, including all clauses, provisions, specifications, and quality assurance, testing and inspection requirements, and all requirements pertaining to the charging of prices or costs, time keeping and recordation, minimum qualifications of personnel, payment of administrative fees, and warranties, of the Company’s Government Contracts, whether incorporated expressly, by reference or by operation of law and has included all such required terms in its agreements with third parties (including subcontractors, joint venture partners, teaming partners, consultants, agents, or representatives). To the Company’s Knowledge, none of the Company’s subcontractors, joint venture partners, teaming partners, consultants, agents, or representatives has violated any applicable Law in connection with any Government Contract, Other Government Contract or Government Bid for which the Company could reasonably be expected to have liability or suffer any other adverse consequences.

(d) All facts set forth in or acknowledged by any representations, certifications, or disclosure statements made or submitted by or on behalf of the Company in connection with any joint venture agreement and each of the Company’s Government Contracts and Government Bids (including, without limitation, all representations and certifications contained in the Company’s System for Award Management Registration and all representations and certifications submitted to any prime contractor or higher-tier subcontractor) were true and accurate as of the date of submission in all material respects. The Company has complied in all material respects with all applicable representations, certifications, and disclosure requirements under each of the Company’s Government Contracts and Government Bids, including, without limitation, any obligation to update such representations, certifications and disclosures.

(e) All of the written past performance evaluations which have been provided or made available to the Company during the three (3) years immediately preceding the date of this Agreement have been made available to the Buyer. Within such three (3)-year period, no Governmental Body has assigned the Company a rating below “Satisfactory” in connection with any contractor performance assessment report, past performance questionnaire, or similar evaluation of past performance.

(f) Within the past five (5) years, (i) neither any Governmental Body, nor any prime contractor or higher-tier subcontractor under a Government Contract, nor any other Person has notified the Company of any actual or alleged violation or breach of any Law, representation, certification, disclosure obligation, contract term, condition, clause, provision or specification of any Government Contract or any violation of Law in connection with any Government Bid; (ii) the Company has not received nor, to the Company’s Knowledge, are there expected or threatened, any show cause, letter of concern, assessment of liquidated damages, cure, deficiency, default or similar notice relating to any Government Contract; and (iii) none of the Company’s Government Contracts has been terminated for default.

(g) The Company has not received any notice terminating any of the Applicable Government Contracts listed (or required to be listed) in Schedule 3.22(a) for convenience or indicating an intention to terminate any of such Applicable Government Contracts.

(h) Within the past five (5) years, there have been no requests for equitable adjustment, claims or disputes relating to any Government Contract that have been asserted by the Company or by any Governmental Body, any prime contractor, any subcontractor or any third party against the Company and, to the Company’s Knowledge, no facts or allegations exist that could give rise to such a request for equitable adjustment, claim or dispute in the future.

(i) Neither the Company nor any of its Principals (as defined in FAR 52.209-5) has been or is now suspended, debarred, proposed for suspension or debarment, deemed non-responsible, or otherwise excluded from the award of any Government Contracts as a prime contractor or subcontractor. The Company has not received any notice of any negative determinations of responsibility, as contemplated in Part 9 of the FAR, and no such negative determinations of responsibility have been issued against the Company.

(j) Within the past five (5) years: (i) the Company has not undergone and is not undergoing any audit, review, inspection, investigation, survey or examination of records relating to any of the Company’s Government Contracts or Government Bids, other than in the Ordinary Course of Business, and, to the Company’s Knowledge, there is no basis for any such audit, review, inspection, investigation, survey or examination of records, other than in the Ordinary Course of Business; (ii) there have been no document requests, subpoenas, search warrants, or civil investigative demands addressed to or requesting information from the Company or any of its officers, managers or employees with respect to any of the Company’s Government Contracts or Government Bids; (iii) neither the Company nor any of its officers, managers, directors or employees has been under, nor, to the Company’s Knowledge, is there pending or threatened, any administrative, civil or criminal investigation or indictment or any audit (other than routine audits in the Ordinary Course of Business) involving alleged false statements, false claims or other improprieties relating to the Company’s Government Contracts or Government Bids; (iv) the Company has not conducted or initiated any audit, review, or inquiry with respect to any suspected, alleged, or possible violation of any contract requirement or Law, or inaccuracy in any representation or certification, with respect to any Government Contract or Government Bid; (v) the Company has not made or been required to make any voluntary or mandatory disclosure to any Governmental Body with respect to evidence or existence of any alleged, suspected, or possible breach, violation, irregularity, mischarging, misstatement, or other act or omission; (vi) there have been no facts and circumstances that would require a mandatory disclosure pursuant to FAR 52.203-13; (vii) the Company has not been and is not currently a party to any administrative or civil litigation involving alleged false statements, false claims or other improprieties relating to the Company’s Government Contracts or Government Bids; and (viii) the Company has not made any payment, directly or indirectly, to any Person in violation of applicable U.S. Government procurement Laws, including (but not limited to) Laws relating to bribes, gratuities, kickbacks, lobbying expenditures, political contributions, and contingent fee payments.

(k) At all times within the past five (5) years: (i) neither any Governmental Body nor any prime contractor or higher-tier subcontractor under a Government Contract has questioned or disallowed any cost, notified the Company of any intent to disallow any costs, or withheld or set off, or attempted to withhold or set off, monies due to the Company under any of the Company’s Government Contracts; (ii) the Company’s cost accounting and other Business Systems have complied in all material respects with all applicable government procurement Laws and with the requirements of all of the Company’s Government Contracts; (iii) all invoices and claims for payment, reimbursement, or adjustment, including requests for progress payments and provisional payments, submitted by or on behalf of the Company were current, accurate, and complete in all material respects as of their submission dates; (iv) all costs, fees, profit, and other charges and expenses of any nature that have been charged or invoiced under each Government Contract were properly chargeable or invoiced to such Government Contract, were charged or invoiced in amounts consistent with all contract requirements and applicable Law (including all requirements relating to allowability, allocability, allocation, and reasonableness), and were charged or invoiced for supplies delivered and services performed in accordance in all material respects with all contract requirements (including experience and qualification requirements) and applicable Law and no refunds are or will become due under any Government Contract; (v) the Company’s practices and procedures for estimating costs and pricing proposals and accumulating, allocating, recording, segregating, reporting, and invoicing costs have been in compliance in all material respects with all applicable Laws, including FAR Part 31 and the Cost Accounting Standards; (vi) as applicable, the Company has billed all indirect cost consistent with the rates approved by the DCAA or with provisional rate agreements; and (vii) all certified cost or pricing data submitted by or on behalf of the Company were current, accurate, and complete as of the certification date. There are no indirect rate variances for open cost accounting periods that, individually or in the aggregate, would reasonably be expected to result in a rate adjustment with an impact of $25,000 or more, in the aggregate, on the costs allocated to the Company’s Government Contracts.

(l) Within the past five (5) years, neither the Company nor any of its Principals has been convicted of or had a civil judgment rendered against them for: (i) commission of fraud or a criminal offense in connection with the obtaining, attempting to obtain, or performing a Government Contract; (ii) violation of Federal or State antitrust Laws relating to submission of offers; or (iii) commission of embezzlement, theft, forgery, bribery, falsification or destruction of records, making false statements, Tax evasion, violating Federal criminal Tax Laws, or receiving stolen property; or been notified of any delinquent federal Taxes in an amount that exceeds $3,500 for which the liability remains unsatisfied. Neither the Company nor any of its Principals are presently indicted for, or otherwise criminally or civilly charged by, a Governmental Body with the commission of any of the foregoing offenses.

(m) The Company has not made any assignments of the Applicable Government Contracts listed (or required to be listed or which would have been listed had the Company entered into such Applicable Government Contract as of the date of this Agreement) in Schedule 3.22(a) or of any interests in such Applicable Government Contracts. The Company has not entered into any financing arrangements with respect to the performance of any Applicable Government Contract listed (or required to be listed or which would have been listed had the Company entered into such Applicable Government Contract as of the date of this Agreement) in Schedule 3.22(a).

(n) Schedule 3.22(n) lists all U.S. Government property which has been provided to the Company pursuant to Applicable Government Contracts listed (or required to be listed) in Schedule 3.22(n) and which, as of the date of this Agreement, is in the Company’s possession.

(o) Except as set forth in Schedule 3.22(o), there are no Government Contracts or Government Bids (or mitigation plans under such Government Contracts or Government Bids) that include one or more terms or provisions that restrict the Company’s ability to bid on or perform work on future Contracts or programs or for specific periods of time based upon “organizational conflicts of interest,” as defined in FAR Subpart 9.5 or other applicable Law, regulation, or contract term. To the Company’s Knowledge, no organizational conflicts of interest (“OCI”) will arise as a consequence of the consummation of the Transactions. Within the past five (5) years, the Company has complied in all material respects with all of its OCI mitigation plans and has not received any notice of any failure to comply with such plans or the existence of any prohibited OCI in connection with any Government Contract or Government Bid. The Company has furnished to the Buyer complete copies of all such OCI mitigation plans.

(p) All Owned Intellectual Property was developed exclusively at private expense by employees of the Company in the scope of their employment. The Company has not delivered or granted, agreed to deliver or grant, or entered into any Government Contract that requires the delivery or granting to any Governmental Body of (i) any source code for the Owned Intellectual Property; (ii) unlimited or government purpose rights (as defined in FAR Section 52.227-14, Defense Federal Acquisition Regulations (“DFARS”) Section 252.227-7013 or 252.227-7014 or similar clauses, and except as may be granted upon expiration of the SBIR protection period in accordance with FAR 52.227-20 or DFARS 252.227-018) in the Owned Intellectual Property or any portion thereof; or (iii) ownership of any portion of the Owned Intellectual Property. The Company is not using any Intellectual Property developed under any Government Contract for purposes outside of the scope of such Government Contract without having obtained the necessary and appropriate prior permission of the relevant Governmental Body or other authorized party. The Company has taken all steps required under any Government Contract and applicable Law to assert, protect, document and support its rights Owned Intellectual Property so that no more than the minimum rights or licenses required under applicable Laws and Government Contract terms will have been provided to the receiving party and/or the Governmental Body. Without limiting the foregoing, the Company has timely disclosed and elected title to all subject inventions, timely listed all technical data to be furnished with less than unlimited rights in any required assertions table, and included the proper and required restrictive legends on all copies of any technical data, software, software documentation, and other Intellectual Property delivered under any Government Contract. All such markings and rights were properly asserted and justified under the Government Contracts, and no Governmental Body, prime contractor, or higher-tier subcontractor has challenged or, to the Company’s Knowledge, has any basis for challenging, the markings and rights asserted by the Company, as applicable. The Company maintains records sufficient to justify the validity of all restrictions it asserts, has asserted, or would assert prior to execution of any Government Contract, on a Governmental Body’s use, release, or disclosure of technical data, Intellectual Property and related documentation and all associated markings.

(q) The Company has complied in all material respects with the data security, cybersecurity, and physical security systems and procedures required by its Government Contracts. In the past five (5) years, the Company has not had or experienced any breach of data security or cybersecurity, whether physical or electronic. Any data security, cybersecurity or physical security breach related to any Government Contract has been reported to the necessary Governmental Body or higher tier contractor, as required by the terms of the Government Contract or applicable Law.

(r) Except as listed on Schedule 3.22(s), none of the Applicable Government Contracts or Government Bids listed (or required to be listed) in Schedule 3.22(a) are or were set aside or reserved based in whole or in part on the Company’s or any of its Subsidiaries’ Preferred Bidder Status.

(s) Schedule 3.22(t) sets forth for each Government Contract having backlog as of September 30, 2022, the dollar amounts of Funded Backlog and Unfunded Backlog of the Company thereunder as of such date (calculated by the Company in the Ordinary Course of Business) and the name of the customer.

(t) All personnel of the Company who performed or are currently performing under any Government Contract met or meet all express qualification requirements for the labor categories under which they have been charged, or are being charged, or a related customer approval or waiver has been obtained. All personnel of the Company listed in any Government Contract Bid or other bid, offer, or proposal meet all applicable requirements set forth in the applicable solicitation. The Company has not replaced any personnel performing a Current Government Contract without obtaining all required approvals from the appliable party whose consent is required for replacement of personnel.

(u) All governmental, state or regional subsidies granted to the Company were applied for, granted and used in accordance with all Laws or any other public orders or conditions imposed or related to them in conjunction with their granting and all conditions imposed by the respective Governmental Bodies have been fulfilled and observed. There is no audit or other examination, or Action by any Governmental Body arising out of or related to any such subsidies. The Company has not received any notice challenging or questioning the eligibility of the Company for such subsidies. The Company is not and will not be subject to any demand or refund related to or caused by such subsidies including under any Government Contract. The Company is not under any further obligation to perform any services with regard to such subsidies and no such subsidies have to be repaid by the Company as a result of the execution of this Agreement, the consummation of the Transactions or any other reason. For purposes of this Section 3.22(v), “subsidy” is defined as funds issued from a Governmental Body for the purpose of providing relief in response to the COVID-19 pandemic, including, without limitation, the federal CARES Act, Pub. L. 116-136, Section 3610 of such act, and resultant Paycheck Protection Program loans.

(v) The Company is and has been in compliance with the requirements of section 889(a)(1)(B) of the John S. McCain National Defense Authorization Act (NDAA) for Fiscal Year 2019, and any representations or certifications made or submitted by or on behalf of the Company in connection with the Company’s compliance with FAR 52.204-24, Representation Regarding Certain Telecommunications and Video Surveillance Services or Equipment and FAR 52.204-25, Prohibition on Contracting for Certain Telecommunications and Video Surveillance Services or Equipment, were true and accurate at the time of submission and the Company has complied in all material aspects with such certifications.

3.23 Security Clearance(a) . The Company and its Subsidiaries (a) do not hold any facility security clearance, (b) are not party to any contracts that require it to obtain or hold a facility security clearance, (c) do not possess or have access to any materials that require a security clearance to possess or access, and (d) do not have any employees or agents who hold personnel security clearances related to their work for the Company or its Subsidiaries.

3.24 Relations with Governments.

(a) The Company and its Subsidiaries are in material compliance with all applicable anti-corruption Laws, including the Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1, et seq.) (collectively, the “Anti-Bribery Laws”), and the Company and its Subsidiaries have not received any written or, to the Company’s Knowledge, oral communication in the past five (5) years that alleges that the Company, or any of its intermediate or ultimate parents, Subsidiaries, Affiliates, directors, officers, managers, employees, agents or third-party representatives (including distributors, resellers, or sales consultants), have, or may have, any material Liability under, any Anti-Bribery Laws.

(b) In the past five (5) years neither the Company, its Subsidiaries, nor, to the Company’s Knowledge, any of its employees, representatives, agents, consultants, independent contractors, subcontractors, leased employees, volunteers, or temporary workers (during the period of such employment or engagement in the past five (5) years), (i) is (or was as of the relevant time) a Governmental Body or an officer, agent or employee of a Governmental Body, (ii) has, in order to obtain or retain business for the Company, directly or indirectly, offered, paid or promised to pay, or authorized the payment of, any money or other thing of value (including any fee, gift, sample, travel expense or entertainment with a value in excess of one hundred dollars ($100.00) in the aggregate to any one individual in any year) or any commission payment payable, to: (A) any Person who is an official, officer, agent, employee or representative of any Governmental Body or of any existing or prospective customer (whether government owned or non-government owned); (B) any political party or official thereof; (C) any candidate for political or political party office; or (D) any other individual or entity; while, in each such case, knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, or promised, directly or indirectly, for purposes not allowable under the Anti-Bribery Laws, to any such official, officer, agent, employee, representative, political party, political party official, candidate, individual, or any entity affiliated with such customer, political party or official or political office, (iii) has been the recipient of a subpoena, warning letter, finding of violation letter, charging letter, draft charging letter, or other document alleging a violation, or possible violation, of any Anti-Bribery Laws; (iv) has been the subject of an indictment for a violation or violations of any Anti-Bribery Laws, convicted of violating any Anti-Bribery Laws, or barred or suspended, even temporarily, from doing business with any agency of the U.S. government as a result of a violation of any Anti-Bribery Laws; (v) entered into a settlement, plea agreement, or deferred prosecution agreement with any Governmental Body for alleged violations of any Anti-Bribery Laws; or (vi) has been officially reprimanded or terminated in whole or in part due to their violation of policies and procedures of the Company related to Anti-Bribery Laws.

(c) The Company and its Subsidiaries do not have any pending or anticipated disclosures to any Governmental Body for (i) violations or (ii) facts or circumstances that would constitute a violation, in each case, of any Anti-Bribery Laws. There have been no violations of Anti-Bribery Laws that have been discovered by or brought to the attention of the Company in the past five (5) years.

3.25 Title to and Sufficiency of Assets.

(a) The assets, properties, interests and rights (leased, owned or licensed) of the Company and its Subsidiaries, taken together, constitute (and, following the Pre-Closing Reorganization, the assets, properties, interests and rights (leased, owned or licensed) of the Company will constitute) all of the assets, properties, interests and rights that are necessary and sufficient to operate businesses of the Company and its Subsidiaries in the manner operated by Sellers, the Company and its Subsidiaries, as of the date hereof and the twelve (12)-month period prior to the Closing in all material respects.

(b) Except for assets disposed of in the Ordinary Course of Business since the date of the Latest Balance Sheet or as set forth on Section 3.25(b) of the Disclosure Schedules, (i) the Company and its Subsidiaries are (and, following the Pre-Closing Reorganization, the Company will be) the sole record and beneficial owners of, and have valid title to each item of tangible personal property used or held for use in the conduct of the business of the Company and its Subsidiaries, free and clear of all Liens except for Permitted Liens, and (ii) no other Person owns any property or assets that are being used in the business of the Company and its Subsidiaries (and, following the Pre-Closing Reorganization, will be used in the business of the Company), except for the Leased Real Property, the personal property leased by the Company and its Subsidiaries pursuant to Contracts and the Intellectual Property licensed to the Company and its Subsidiaries. All such tangible assets are (1) in good condition and repair (ordinary wear and tear excepted) in all material respects and (2) not in need of material maintenance or repair, except for ordinary routine maintenance or repairs.

3.26 No Additional Representations or Warranties. Except for the representations and warranties contained in this ARTICLE III, Buyer acknowledges that none of the Company, Sellers or any other Person on behalf of the Company or Sellers makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided, including pursuant to Section 6.02, to Buyer or its Affiliates or Advisors. Nothing contained in this Section 3.26 shall in any way limit any of the representations or warranties set forth in this ARTICLE III or any certificate delivered pursuant to Section 8.02 of this Agreement.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF SELLERS

Each Seller, individually as to itself and not any other Seller, represents and warrants to Buyer, except as set forth in the Disclosure Schedules, as follows, as of the date of this Agreement:

4.01 Organization and Power. Such Seller is (a) in the case of any Seller that is an Entity, (i) duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation and (ii) has the requisite organizational power and authority to own, lease and operate its properties and assets, and (b) in the case of each Seller that is not an Entity, a natural Person. Such Seller has full organizational power and authority (if such Seller is an Entity), and legal capacity, right, power and authority (if such Seller is a natural Person), to execute and deliver this Agreement and the other Transaction Documents to which it is or will be a party and to perform its obligations hereunder and thereunder.

4.02 Authorization; No Breach.

(a) The execution, delivery and performance by such Seller of this Agreement and the other Transaction Documents to which it is or will be a party, and the consummation of the Transactions have been duly and validly authorized by all requisite action on the part of such Seller, and no other proceedings on such Seller’s part are necessary to authorize the execution, delivery or performance of this Agreement. This Agreement has been, and each other Transaction Document to which such Seller is (or, when executed and delivered, will be) a party, duly executed and delivered by such Seller and, assuming this Agreement and each other Transaction Document to which such Seller is a party is a valid and binding obligation of Buyer and/or the other parties thereto, constitutes (or when executed and delivered, will constitute) a valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as limited by the Enforceability Exceptions.

(b) Assuming receipt of the HSR Approval and any approvals, consents or expiration or termination of any waiting periods required under any other applicable Antitrust Laws, the execution, delivery and performance by such Seller of this Agreement, the other Transaction Documents to which it is or will be a party and the consummation of the Transactions, do not: (i) in the case of any Seller that is an Entity, conflict with or violate the organizational documents of such Seller; (ii) assuming compliance by the Company with Section 3.02(b) and by Buyer with Section 5.02(b), conflict with or violate any Law applicable to such Seller or by which any property, right or asset of such Seller is bound; (iii) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, result in a loss of benefit under, give rise to a right of payment under, create in any party thereto the right to amend, modify, abandon, accelerate, terminate or cancel any provision of (in each case, whether with notice or lapse of time or both), require any consent under, or result in the creation or imposition of any Lien (other than a Permitted Lien) on any property, right or asset of such Seller under, any material agreement or instrument to which such Seller is bound, or (iv) result in the creation of any Lien (other than a Permitted Lien) upon any of the assets and properties of such Seller.

4.03 Governmental Bodies; Consents. Except as set forth on Schedule 4.03, such Seller is not required to file, seek or obtain any notice, authorization, approval, Order, Permit or consent of or with any Governmental Body in connection with the execution, delivery and performance by such Seller of this Agreement, the other Transaction Documents to which it is or will be a party or the consummation of the Transactions, except (a) as may be required under the HSR Act or any other applicable Antitrust Laws, (b) such filings as may be required by any applicable federal or state securities or “blue sky” Laws, (c) any consents, approvals or filings that may be required solely by reason of Buyer’s participation in the Transactions or any facts or circumstances relating to Buyer or any of its Affiliates or (d) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not reasonably be expected to prevent the consummation of the Transactions.

4.04 Litigation. There are no Actions pending or, to each Seller’s knowledge, threatened against or affecting such Seller, at law or in equity, or before or by any Governmental Body, except as would not reasonably be expected to prevent the consummation of the Transactions.

4.05 Title to Company Interests. Such Seller owns all of the Company Interests identified on Schedule 3.04(a) as being owned by such Seller, free and clear of any Liens, except for restrictions on transfer generally arising under applicable federal and state laws. After giving effect to the Transactions, such Seller will not have any interest in any Company Interests.

4.06 Broker Fees. Other than Houlihan Lokey, there is no investment banker, broker, finder or other such intermediary that has been retained by, or has been authorized to act on behalf of, such Seller and is entitled to a brokerage fee, finder’s fee or other commission or similar fee based in any way on any Contract made by or on behalf of the Sellers, the Company or its Subsidiaries, in connection with the Transactions.

4.07 Sanctions Laws. Neither Sellers nor any of their shareholders, owners, ultimate beneficial owners, intermediate or ultimate parents, subsidiaries, affiliates, managers, directors, officers, employees are currently: (i) a Person that is a Sanctioned Person , (ii) organized, ordinarily resident in, or located in any Sanctioned Jurisdiction, (iii) engaged in any dealings with any Sanctioned Person or in any Sanctioned Jurisdiction, to the extent such activities violate any Sanctions Laws, (iv) engaged in any export, reexport, transfer or provision of any goods, software, technology, data or service without, or exceeding the scope of, any required or applicable licenses or authorizations under all applicable Sanctions Laws, or (v) otherwise in violation of applicable Sanctions Laws. Neither Sellers nor any of their intermediate or ultimate parents, subsidiaries, affiliates, directors, officers, managers, employees, agents or third-party representatives is or have been the subject of any investigation, inquiry or enforcement proceedings by any Governmental Body regarding any offense or alleged offense under any Sanctions Laws. Further, no such investigation, inquiry or proceedings have been threatened or are pending, and there are no circumstances likely to give rise to any such investigation, inquiry or proceedings. In the past five (5) years, Sellers have not received written or oral notification or communication from any Governmental Body asserting that Sellers are not in compliance with or have violated Sanctions Laws.

4.08 No Additional Representations or Warranties. Except for the representations and warranties contained in this ARTICLE IV, none of Sellers, the Company or any other Person on behalf of any Seller or the Company makes any express or implied representation or warranty with respect to any Seller or with respect to any other information provided, including pursuant to Section 6.02, to Buyer or its Affiliates or Advisors. Nothing contained in this Section 4.08 shall in any way limit any of the representations or warranties set forth in this ARTICLE IV or any certificate delivered pursuant to Section 8.02 of this Agreement.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF BUYER AND PARENT

Buyer represents and warrants to each Seller, as follows, as of the date of this Agreement:

5.01 Organization and Power. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of Arizona, with full corporate power and authority to enter into this Agreement and each other Transaction Document to which it is or will be a party and perform all of its obligations hereunder and thereunder. Parent is a corporation duly organized, validly existing and in good standing under the Laws of Delaware, with full corporate power and authority to enter into this Agreement and each other Transaction Document to which it is or will be a party and perform all of its obligations hereunder and thereunder.

5.02 Authorization; No Breach.

(a) The execution, delivery and performance by Buyer and Parent of this Agreement and the other Transaction Documents to which it is or will be a party, and the consummation of the Transactions have been duly and validly authorized by all requisite corporate action by Buyer or Parent, as applicable, and no other corporate proceedings on the part of Buyer or Parent are necessary to authorize the execution, delivery or performance of this Agreement by Buyer or Parent, as applicable. This Agreement has been, and the other Transaction Documents to which Buyer and Parent is (or, when executed and delivered, will be) a party, duly and validly executed and delivered by Buyer or Parent, as applicable, and, assuming that this Agreement and each other Transaction Document to which it is a party is a valid and binding obligation of Sellers or the other parties thereto, this Agreement and each such Transaction Document constitutes (or when executed and delivered, will constitute) a valid and binding obligation of Buyer and Parent, as applicable, enforceable against Buyer or Parent, as applicable, in accordance with its terms, subject to the Enforceability Exceptions.

(b) Assuming receipt of and subject to the HSR Approval and any approvals, consents or expiration or termination of any waiting periods required under any other applicable Antitrust Laws, the execution, delivery and performance by Buyer and Parent of this Agreement, the other Transaction Documents to which it is or will be a party and the consummation of the Transactions, do not: (i) conflict with or violate the articles of incorporation, operating agreement, bylaws or equivalent organizational documents of Buyer or Parent, as applicable; (ii) assuming compliance by the Company with Section 3.02(b) and by Sellers with Section 4.02(b), conflict with or violate any Law applicable to Buyer or Parent, as applicable, or by which any property, right or asset of such Buyer or Parent, as applicable is bound, or (iii) result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default) under, result in a loss of benefit under, give rise to a right of payment under, create in any party thereto the right to amend, modify, abandon, accelerate, terminate or cancel any provision of (in each case, whether with notice or lapse of time or both), any material agreement or instrument to which Buyer or Parent, as applicable, is bound, except for any such breaches or violations that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Buyer or Parent, as applicable, to consummate the Transactions.

5.03 Governmental Bodies; Consents. Neither Buyer nor Parent is not required to file, seek or obtain any notice, authorization, approval, Order, permit or consent of or with any Governmental Body in connection with the execution, delivery and performance of this Agreement or the other Transaction Documents to which it is or will be a party or the consummation of the Transactions, except (a) as may be required under the HSR Act or any other applicable Antitrust Laws, (b) such filings as may be required by any applicable federal or state securities or “blue sky” Laws or (c) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Buyer or Parent, as applicable, to consummate the Transactions.

5.04 Litigation. There are no Actions pending or, to Buyer’s knowledge, threatened against or affecting Buyer, Parent, or any of their respective Affiliates at law or in equity, or before or by any Governmental Body, that would reasonably be expected to materially adversely affect Buyer’s or Parent’s performance under this Agreement or the consummation of the Transactions.

5.05 Broker Fees. Except for B. Riley Securities, Inc., all of whose fees and expenses will be borne solely by Buyer, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer, Parent or any of their respective Affiliates that might be entitled to a brokerage fee, finder’s fee or other commission or similar fee based in any way on any Contract made by or on behalf of the Buyer, Parent or any of their respective Affiliates, in connection with the Transactions.

5.06 Investment Representation; Investigation. Buyer is acquiring the Company Interests for its own account with the present intention of holding the Company Interests for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities Laws. Buyer is an “accredited investor” within the meaning of Regulation D promulgated pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Buyer is knowledgeable about the industries in which the Company and its Subsidiaries operate and is capable of evaluating the merits and risks of the Transactions and is able to bear the substantial economic risk of such investment for an indefinite period of time.

5.07 Financial Capability. Buyer, either individually, or in combination with Parent, has, and shall have available at and at all times prior to the Closing, sufficient cash, marketable securities, available lines of credit or other sources of immediately available funds to pay all obligations of Buyer hereunder, including (a) the amounts payable pursuant to Section 1.03, including amounts owing in respect of Transaction Expenses, and (b) all of the out-of-pocket costs of Buyer arising in connection with the consummation of the Transactions payable pursuant to Section 11.05. Buyer has not incurred any obligation, commitment, restriction or liability of any kind, and is not contemplating or aware of any obligation, commitment, restriction or liability of any kind in either case which would reasonably be expected to impair or adversely affect such resources. Buyer acknowledges and agrees that its obligations hereunder are not subject to any conditions regarding Buyer’s, its Affiliates’ or any other Person’s ability to obtain financing for the consummation of the Transactions.

5.08 Solvency. Assuming satisfaction of the closing conditions set forth in Section 8.02 and assuming that the representations and warranties contained in ARTICLE III and ARTICLE IV are true and correct, immediately after giving effect to the Transactions, Buyer and each of its Subsidiaries (including the Company and its Subsidiaries), (a) will be able to pay their respective debts as they become due and will own property that has a fair saleable value greater than the amounts required to pay their respective debts (including a reasonable estimate of the amount of all contingent liabilities) and (b) will have adequate capital to carry on their respective businesses. No transfer of property is being made and no obligation is being incurred in connection with the Transactions with the intent to hinder, delay or defraud either present or future creditors of Buyer or its Subsidiaries (including the Company and its Subsidiaries).

5.09 No Additional Representations or Warranties. Except for the representations and warranties contained in this ARTICLE V, neither Buyer, Parent nor any other Person on behalf of Buyer makes any express or implied representation or warranty with respect to Buyer, Parent or with respect to any other information provided to the Company or its Affiliates or Advisors by Buyer or Parent. Nothing contained in this 5.10 shall in any way limit any of the representations or warranties set forth in this ARTICLE V or any certificate delivered pursuant to Section 8.03 of this Agreement.

ARTICLE VI.

COVENANTS OF THE COMPANY AND SELLERS

6.01 Conduct of the Company.

(a) Except as contemplated or permitted by this Agreement or as required by applicable Law, from the date of this Agreement until the earlier to occur of the Closing and the valid termination of this Agreement pursuant to Section 9.01 (the “Interim Period”), the Company and Sellers will, and will cause the Company’s Subsidiaries to use commercially reasonable efforts to, (x) conduct the Company’s and its Subsidiaries’ business in the Ordinary Course of Business, and (y) preserve substantially in substantially the same condition as of the date of this Agreement, the Company’s and its Subsidiaries’ business, assets and properties, and the Company’s and its Subsidiaries’ present relationships with customers, suppliers and other persons with which it has material business relations.

(b) During the Interim Period, without limiting the generality of the Section 6.01, except as (w) otherwise contemplated or permitted by this Agreement, (x) set forth on Schedule 6.01(b), (y) consented to in writing by Buyer (such consent not to be unreasonably withheld, delayed or conditioned), or (z) required by Law, the Company shall not, and the Sellers shall cause the Company and its Subsidiaries not to:

(i) amend or modify its articles of incorporation, operating agreement, or bylaws (or equivalent organizational or governance documents);

(ii) issue, deliver or reissue, or sell, dispose, encumber, assign or pledge any of its shares of, or authorize or commit to do the same in respect of, capital stock, any voting securities or any other equity interest or any options, warrants, convertible or exchangeable securities, subscriptions, phantom stock, stock appreciation rights, calls or commitments with respect to such securities of any kind, or grant phantom stock or other similar rights with respect to any of the foregoing;

(iii) other than the Pre-Closing Reorganization, declare, set aside or pay any non-cash dividend or other distribution of assets (including in stock, property or otherwise) in respect of any equity interests, in each case, other than dividends and distributions by a Subsidiary of the Company to the Company or a direct or indirect wholly-owned Subsidiary of the Company that are declared and paid in full prior to the Closing;

(iv) adjust, split, combine, subdivide or reclassify, or redeem, repurchase or otherwise acquire any shares of its capital stock or other equity interests, as the case may be, or effect any like change in the capitalization of the Company or its Subsidiaries;

(v) (i) create, incur, assume or guarantee any indebtedness for borrowed money in excess of $50,000 (other than any Payoff Indebtedness for borrowed money that is incurred in the Ordinary Course of Business under existing facilities and which will be repaid in full at or prior to the Closing), (ii) obtain any letter of credit (whether or not drawn) as collateral credit support for the Company or any of its Subsidiaries, or for which the Company or any of its Subsidiaries is liable (whether primarily or otherwise), or (iii) (A) cancel any debts owed to the Company or any of its Subsidiaries by any Affiliate, or (2) other than in the Ordinary Course of Business, cancel any debts owed to the Company or any of its Subsidiaries by any Person that is not an Affiliate.

(vi) subject any portion of its assets that is material to the Company and its Subsidiaries taken as a whole to any Lien, except for Permitted Liens;

(vii) announce, implement or effect any reduction-in-force, lay-off or other program resulting in the termination of employees, in each case, that would trigger the WARN Act;

(viii) (A) increase the compensation of any of its officers, employees or other individual service providers, except pursuant to any Material Contract in effect as of the date hereof, (B) increase the benefits under any Plan, or adopt, amend, or terminate any Plan, including any plan, policy or other arrangement that would be a Plan if it were in existence as of the date of this Agreement (except for amendments required by Law) or (C) grant any additional rights to severance or termination pay to any current or former officer, director or employee of the Company or any of its Subsidiaries (in each case, except for increases in compensation or benefits (1) under existing Plans as of the date hereof, (2) in the Ordinary Course of Business, (3) in connection with the integration or consolidation of existing Plans as directed by Buyer or any Affiliate of Buyer prior to the Closing, or (4) as otherwise required by Law);

(ix) hire or promote or terminate or accept the resignation of any employee with an annual base salary of greater than $75,000, or take any action to accelerate the vesting or payment of any compensation, bonus, severance, or benefit for any current or former employee, officer, director, independent contractor, or consultant;

(x) adopt, modify, or terminate any employment agreement, change in control agreement, severance agreement, or collective bargaining agreement;

(xi) other than Pre-Closing Reorganization, effect any recapitalization, reclassification, reorganization, partial or complete liquidation, dissolution, merger, consolidation or like change in the capitalization of the Company or its Subsidiaries, or initiate proceedings to do the same;

(xii) other than in the Ordinary Course of Business or as otherwise necessary in the Ordinary Course of Business for the maintenance of property relating to their respective businesses (A) enter into any contract that would constitute a Material Contract or Lease, (B) amend, terminate, release or waive any material rights under any contract that would constitute a Material Contract or Lease;

(xiii) enter into or perform any transaction or contract that would be required to be listed on Schedule 3.18, other than the termination of or any performance required by any transaction or contract listed on Schedule 3.18;

(xiv) fail to maintain the Insurance Policies, other than through exhaustion or erosion of limits through payment of claims in the Ordinary Course of Business;

(xv) make any change in its accounting methods that would be material to the Company and its Subsidiaries taken as a whole, except as required by Law or GAAP, or make or change any election relating to Taxes that would be material to the Company and its Subsidiaries taken as a whole, except as required by GAAP, the Code, or other applicable Law;

(xvi) make any acquisition of another business (whether by merger, stock or asset purchase or otherwise);

(xvii) sell, lease, license, assign, transfer, abandon, allow to lapse, or otherwise dispose of (whether by merger, stock or asset sale or otherwise) any of the Company’s or any Subsidiary’s assets, rights, securities, properties, interests or businesses, except for (A) assets, securities, properties, interests or businesses with a fair market value or replacement cost (whichever is higher) not in excess of $100,000 in the, (B) sales of inventory and dispositions of obsolete assets in the Ordinary Course of Business, (C) nonexclusive licenses of Intellectual Property granted by the Company or any of its Subsidiaries in the Ordinary Course of Business, and (D) the lapse, abandonment, or other expiration of any Owned Intellectual Property that the Company or its Subsidiaries reasonably deem as no longer being material to its businesses;

(xviii) make any material change in the business or operations of the Company or its Subsidiaries, except such changes as may be required to comply with applicable Law;

(xix) settle or compromise any actions, suits, investigations or litigation proceedings other than settlements or compromises where the amounts paid are less than $50,000 in the aggregate and which do not impose any material restrictions on the operations or businesses of the Company or any of its Subsidiaries following the Closing;

(xx) (A) increase the balance of, or accelerate or extend terms for collection of, the Receivables, (B) accelerate or extend terms for the collection of accounts receivable or cash contributions of any type (other than in the Ordinary Course of Business), or (C) delay or postpone any payment of any accounts payable or other payables or expenses (other than in the Ordinary Course of Business); or

(xxi) agree or commit to any of the foregoing.

(c) For the avoidance of doubt, nothing contained herein shall permit Buyer or any of its Affiliates to control the operation of the Company or any of its Subsidiaries prior to the Closing.

(d) Notwithstanding any other provision to the contrary contained in this Agreement, prior to the Adjustment Time, Seller shall be entitled to receive from the Company and its Subsidiaries by way of dividends, distributions, return of capital or otherwise all cash and cash equivalents owned or held by or for the benefit of the Company and its Subsidiaries prior to and as of the Adjustment Time, and to use such cash and cash equivalents to pay or repay any liabilities of the Company and its Subsidiaries.

6.02 Access to Books and Records. During the Interim Period, the Company and Sellers shall, and shall cause each of the Company’s Subsidiaries to, provide Buyer and its Advisors with reasonable access, during normal business hours and upon reasonable advance notice, to the facilities, assets, properties, financial information, senior management-level employees, books and records, contracts and documents of or regarding the Company and its Subsidiaries as reasonably requested from time to time; provided that (a) such access does not unreasonably interfere with the normal operations of the Company or any of its Subsidiaries, or involve any environmental sampling or testing or invasive or subsurface investigations, (b) such access shall occur in such a manner as Sellers and the Company reasonably determine to be appropriate to protect the confidentiality of the Transactions, and (c) nothing herein shall require Sellers or the Company to provide access to, or to disclose any information to, Buyer or any of its Advisors if such access or disclosure (i) jeopardize the attorney-client privilege or other legal immunity or protection from disclosure of Sellers, the Company and its Subsidiaries, (ii) would contravene any Law (including applicable Antitrust Laws and any applicable data privacy Laws), Contract or other obligation of confidentiality to which a Seller, the Company or any of the Company’s Subsidiaries is subject to, or (iii) includes information that could reasonably be expected to result in competitive harm to the Company or its Subsidiaries if provided to the Buyer or its Affiliates if the transactions contemplated by this Agreement are not consummated; provided, that, the Company shall use its reasonable best efforts to allow for such access and disclosure in a manner that does not give rise to the foregoing clauses (i) and (ii). The information provided pursuant to this Section 6.02 will be used solely for the purpose of effecting the Transactions, and will be governed by all the terms and conditions of the Confidentiality Agreement.

6.03 Company Books and Records. From and after the Closing, the Sellers shall deliver, or cause to be delivered, to Buyer the original corporate record books and stock record books of the Company and its businesses and operations to the extent not in the possession of the Company as of the Closing Date. At the Closing, the Sellers shall deliver, or cause to be delivered, to Buyer three (3) USBs containing a complete copy of the Dataroom.

6.04 Notification. During the Interim Period, each Seller and the Company will promptly notify Buyer of: (a) any notice or other communication from any Person to such Seller or the Company alleging that the consent of such Person is or may be required in connection with the Transactions; (b) any notice or other communication from any Governmental Body to such Seller or the Company related to or in connection with the Transactions; (c) any actions, suits, claims, investigations or litigation proceedings commenced or, to its knowledge threatened in writing against, whether civil, criminal, administrative or investigative, relating to or involving or otherwise affecting Buyer or its Affiliates that relate to the consummation of the Transactions; provided that, the delivery of any notice pursuant to this Section 6.04 will not limit any of the representations and warranties of Buyer set forth in this Agreement or the remedies available hereunder to the Company or any Seller.

6.05 Exclusivity. During the Interim Period, the Company and each Seller will not, and the Company will cause its Subsidiaries not to, and will not authorize or permit any of their directors, partners, officers, managers, employees, agents or Advisors to, directly or indirectly, take any action to solicit, encourage (including by way of furnishing non-public information or assistance), initiate or engage in discussions or negotiations with, enter into a confidentiality agreement, letter of intent or purchase agreement, merger agreement or similar agreement, or provide any information to, or otherwise cooperate in any way with, any Person (other than Buyer and its Advisors acting in such capacity) concerning any merger, recapitalization, liquidation, dissolution or refinancing involving the Company or its Subsidiaries, sale of the Company Interests or other equity interests of the Company or its Subsidiaries, any sale of all or substantially all of the assets of the Company or its Subsidiaries or similar transaction involving the Company or its Subsidiaries (other than inventory and equipment sold in the Ordinary Course of Business) (an “Acquisition Transaction”). The Company and Sellers will, and will cause the Company’s Subsidiaries and their respective officers, directors, and Advisors to, (i) immediately cease any activity inconsistent with the preceding provisions of this Section 6.05, (ii) immediately terminate any and all negotiations or discussions with any third party regarding any proposal concerning any Acquisition Transaction, including any access to any online or other datasites, and (iii) notify Buyer immediately if any Person makes any proposal, offer, inquiry or other contact (in each case, whether solicited or unsolicited) with respect to any matter described in this Section 6.05.

6.06 Confidentiality. The Confidentiality Agreement shall continue in full force and effect until the Closing Date, at which time such Confidentiality Agreement shall terminate. If for any reason this Agreement is terminated prior to the Closing Date, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms. If the Closing occurs, then the Confidentiality Agreement will terminate as of and effective upon the Closing; provided, however that each Seller shall, and shall cause its Affiliates and their respective representatives to, maintain as confidential and shall not disclose (except as required by Law or as authorized in writing by Buyer) any confidential or proprietary information or materials relating to the business of the Company for a period of five (5) years thereafter, and indefinitely for so long as such confidential or proprietary information remains a trade secret of the Company. In the event a Seller, its Affiliate or any of their respective representatives, is required by Law to disclose any confidential information, such Seller shall promptly notify Buyer in writing, which notification shall include the nature of the legal requirement and the extent of the required disclosure, and shall cooperate with Buyer as reasonably requested by Buyer, at the Buyer’s sole cost and expense, in the Buyer’s efforts to preserve the confidentiality of such information consistent with applicable Law. Notwithstanding anything in this Section 6.06 or the Confidentiality Agreement to the contrary, Sellers shall have no obligation to keep confidential any confidential or proprietary information that (i) becomes generally known to and available for use by the public other than as a result of the acts or omissions of such disclosing Seller, such disclosing Seller’s Affiliates, or their respective representatives, or (ii) is or becomes available to such Seller, its Affiliates or their respective representatives from a source which is not prohibited from disclosing such information by a legal, contractual or fiduciary obligation owed to Buyer or its Affiliates (including the Company); provided, however, that such Seller may disclose information to its representatives to the extent required in connection with (1) Section 1.04 and (2) any claim, demand or action brought against or in good faith by the Seller Representative or any of its representatives in connection with or related to this Agreement, the Transaction Documents or the Transactions.

6.07 Noncompetition; Nonsolicitation; No Hire; Non-Disparagement.

(a) Noncompetition. In consideration of Buyer’s obligations hereunder, which provide substantial economic benefits for Sellers, as a condition precedent to Buyer’s consummation of the transactions contemplated hereby, during the period of five (5) years commencing on the Closing Date (the “Restricted Period”), each Seller shall not, and shall cause each of its Affiliates and representatives to not, directly or indirectly, engage (whether as an owner, operator, manager, employee, officer, director, consultant, advisor, representative or otherwise) in a business that is, in whole or in part, competitive with the Business (the “Restricted Business”) anywhere in the world except in connection with employment by Buyer, the Company or their respective Subsidiaries; provided, that (i) the ownership of less than two percent (2%) of the outstanding stock of any class of any publicly traded corporation or (ii) the provision of non-equity debt financing (which, for the avoidance of doubt, excludes convertible debt) by the Affiliates of Crescent Capital Aerospace, L.L.C., including those Affiliates of Crescent Capital Aerospace, L.L.C. set forth on Schedule 6.07(a), to any Person which itself engages in a Restricted Business, shall not be deemed to be engaging in the Restricted Business solely by reason thereof.

(b) Non-Solicitation; No Hire. During the Restricted Period, each Seller shall not, and shall cause each of its Affiliates and representatives to not, directly or indirectly, (i) induce or attempt to induce any employee or exclusive independent contractor of the Company or its Subsidiaries, including those employees and exclusive independent contractors set forth on Schedule 6.07(b), to leave the employ or services of the Company or its Subsidiaries, or in any way interfere with the relationship between the Company or its Subsidiaries, on the one hand, and any employee or exclusive independent contractor thereof, on the other hand, (ii) to the extent allowed by applicable Law, hire or otherwise retain any employee or exclusive independent contractor of the Company or its Subsidiaries, including those employees and exclusive independent contractors set forth on Schedule 6.07(b), within one hundred and thirty-five (135) days of when such employee or exclusive independent contractor ceases to be employed or engaged by Buyer or its Affiliates, (iii) induce or attempt to induce any customer, supplier, licensee, licensor, franchisee or other business relation of any Company or its Subsidiaries to cease doing or adversely alter its business with the Company or its Subsidiaries, or (iv) directly or indirectly acquire or attempt to acquire an interest in any business relating to any business in respect of which the Company or its Subsidiaries, has, on or prior to the Closing Date, requested and received information relating to the acquisition of such business by the Company or its Subsidiaries.

(c) Non-Disparagement. Each Seller agrees not to make any negative or disparaging statements or communications regarding the Company’s or any of its Affiliates (including, after the Closing, Buyer and its Affiliates), any of their respective services or practices, or any of their respective directors, managers, officers, employees, agents, representatives, direct or indirect equity holders or Affiliates, either orally or in writing; provided that the foregoing will not restrict such Seller from enforcing its rights under this Agreement or providing truthful statements in any proceeding.

(d) Severability. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 6.07 is invalid or unenforceable, Buyer, each Seller and the Company agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration or area of such term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

6.08 Release.

(a) Each Seller each, on behalf of itself and its Affiliates (individually, a “Seller Releasor” and, collectively, the “Seller Releasors”), hereby releases and forever discharges each of Buyer and the Company and each of their respective Affiliates, and any individual, joint or mutual, past, present and future representatives, agents, financial advisors, attorneys, other consultants, employees, officers, directors, managers, equityholders, partners, members, controlling persons, Subsidiaries, successors and assigns of any of the foregoing (individually, a “Buyer Releasee” and, collectively, the “Buyer Releasees”), from any and all claims, demands, proceedings, causes of action, orders, obligations, Contracts, agreements, debts and Liabilities whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity, which such Seller Releasor, or any of its respective heirs, executors, administrators or assigns, now has, has ever had, or may hereafter have against any Buyer Releasees arising contemporaneously with or prior to the Closing Date or on account of or arising out of any matter, cause or event occurring contemporaneously with or prior to the Closing Date (all of the foregoing collectively referred to herein as the “Seller Released Claims”); provided, however, that the Seller Released Claims shall not include, and nothing contained herein shall operate to release, (i) any rights under this Agreement or under any other Transaction Document executed and delivered in connection with the transactions contemplated hereby, (ii) any claim by a Seller arising out of a Seller’s post-Closing employment with Company or its Subsidiaries (including for claims for salary or wages and benefits (or other amounts owed in connection with the relevant employment or service), or (iii) under Section 7.03, any rights in a Seller’s capacity as an officer, director or manager of the Company or its Subsidiaries to indemnification, exculpation or liability or advancement of expenses under the organizational documents or benefits under any directors and officers insurance policy maintained by the Company or its Subsidiaries. Each Seller Releasor represents that it or he has not made any assignment or transfer of any Seller Released Claim or other matter covered by this Section 6.08(a) and Section 6.08(c). Each Seller Releasor hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Seller Released Claim, or commencing, instituting, or causing to be commenced, any proceeding of any kind against any Buyer Releasee, based upon any matter released hereby.

(b) Buyer, on behalf of itself and its Affiliates (including, after Closing, the Company) (individually, a “Buyer Releasor” and, collectively, the “Buyer Releasors,” and together with the Seller Releasors, the “Releasing Parties”), hereby releases and forever discharges each Seller and each of their respective Affiliates, and any individual, joint or mutual, past, present and future representatives, agents, financial advisors, attorneys, other consultants, employees, officers, directors, managers, equityholders, partners, members, controlling persons, Subsidiaries, successors and assigns of any of the foregoing (individually, a “Seller Releasee” and, collectively, the “Seller Releasees,” together with the Buyer Releasees, the “Released Parties”), from any and all claims, demands, proceedings, causes of action, orders, obligations, Contracts, agreements, debts and Liabilities whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity, which such Buyer Releasor, or any of its respective heirs, executors, administrators or assigns, now has, has ever had, or may hereafter have against any Seller Releasees arising contemporaneously with or prior to the Closing Date or on account of or arising out of any matter, cause or event occurring contemporaneously with or prior to the Closing Date (all of the foregoing collectively referred to herein as the “Buyer Released Claims,” together with the Seller Released Claims, the “Released Claims”); provided, however, that the Buyer Released Claims shall not include, and nothing contained herein shall operate to release, (i) any rights under this Agreement or under any other Transaction Document executed and delivered in connection with the transactions contemplated hereby or (ii) any claim by Buyer arising out of a Seller’s post-Closing employment with Company or its Subsidiaries. Each Buyer Releasor represents that it or he has not made any assignment or transfer of any Buyer Released Claim or other matter covered by this Section 6.08(b) and Section 6.08(c). Each Buyer Releasor hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Buyer Released Claim, or commencing, instituting, or causing to be commenced, any proceeding of any kind against any Seller Releasee, based upon any matter released hereby.

(c) Each of the Releasing Parties understands applicable Law may give it or him the right not to release existing claims of which he or it is not aware, unless he or it voluntarily chooses to waive this right. Having been so apprised, each of the Releasing Parties nevertheless hereby voluntarily elects to and does waive such rights that may be provided by applicable Law, and elects to assume all risks for Released Claims that exist, existed or may hereafter exist in its favor, known or unknown, arising out of or related to Liabilities arising from any Released Claims released pursuant to Section 6.08(a), Section 6.08(b), and Section 6.08(c). Each of the Releasing Parties acknowledges and agrees that the foregoing waiver is an essential and material term of this Agreement and that, without such waiver, the parties hereto would not have agreed to the terms of this Agreement.

(d) EACH RELEASING PARTY (ON HIS OR ITS OWN BEHALF AND ON BEHALF OF HIS OR ITS AFFILIATES) EXPRESSLY WAIVES ALL RIGHTS AFFORDED BY ANY STATUTE WHICH LIMITS THE EFFECT OF A RELEASE WITH RESPECT TO UNKNOWN CLAIMS, INCLUDING CALIFORNIA CIVIL CODE SECTION 1542 AND ANY OTHER SIMILAR STATUTES, WHICH PROVIDES:

“A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.”

EACH SELLER RELEASOR UNDERSTANDS THE SIGNIFICANCE OF THIS RELEASE OF UNKNOWN CLAIMS AND WAIVER OF STATUTORY PROTECTION AGAINST A RELEASE OF UNKNOWN CLAIMS. EACH RELEASING PARTY ACKNOWLEDGES AND AGREES THAT THIS WAIVER IS AN ESSENTIAL AND MATERIAL TERM OF THIS AGREEMENT.

6.09 Pre-Closing Reorganization. Prior to the Closing, the Sellers and the Company shall cause (i) any Contracts between the DISC and the Company to be terminated, (ii) all of the issued and outstanding capital stock of the DISC to be distributed to the Sellers, and (iii) immediately following such distribution and prior to the Closing, the DISC to be voluntarily liquidated and dissolved (clauses (i)-(iii), the “Pre-Closing Reorganization”). Following consummation of the Pre-Closing Reorganization and as of the date immediately prior to the Closing Date, the Sellers shall continue to own all of the issued and outstanding capital stock of the Company and the Company shall have no Subsidiaries.

6.10 Assignment Agreement. Commencing immediately following the date hereof, the Sellers and the Company will exercise their reasonable best efforts to cause the execution of the agreement set forth on Schedule 6.10 (the “Assignment Agreement”).

ARTICLE VII.

COVENANTS OF BUYER

7.01 Access to Books and Records. From and after the Closing until the fifth (5th) anniversary of the Closing Date, Buyer will, and will cause the Company and its Subsidiaries to, provide each Seller (and its Advisors reasonably requiring such access in light of the purposes therefor) with reasonable access, at Sellers’ sole cost and expense, during normal business hours, and upon reasonable advance notice, to the books and records (for the purpose of examining and copying) of the Company and its Subsidiaries with respect to periods or occurrences prior to the Closing Date and reasonable access, during normal business hours, and upon reasonable advance notice, to employees, officers, advisors, accountants, offices and properties (including for the purpose of better understanding the books and records) of the Company and its Subsidiaries, in each case, in connection with (x) any Action to which such Seller or its Affiliates is a party (other than with respect to any actual or potential Action involving disputes between Buyer or its Affiliates (including the Company or its Subsidiaries), on the one hand, and such Seller or its Affiliates, on the other hand), (y) any required returns, responses to inquiries, reports or submissions to Governmental Bodies by Seller or its Affiliates or (z) the requirements of any Law applicable to the such Seller or its Affiliates. Unless otherwise consented to in writing by each Seller, neither Buyer nor the Company will, or will permit the Company’s Subsidiaries to, for a period of seven (7) years following the Closing Date, destroy, alter or otherwise dispose of any of the material books and records of the Company and its Subsidiaries for any period prior to the Closing Date without first offering to surrender to Sellers such books and records or any portion thereof (at Sellers’ cost and expense) that Buyer or the Company or any of its Subsidiaries may intend to destroy, alter or dispose of; provided, that in accordance with Buyer’s existing record retention policies and practices, such copies may be maintained in electronic or digital form. Notwithstanding the foregoing, no such access shall be permitted to the extent it would (a) jeopardize the attorney-client privilege or other legal immunity or protection from disclosure of Buyer, the Company or their respective Subsidiaries or (b) contravene any Law (including applicable Antitrust Laws and any applicable data privacy Laws), Contract or other obligation of confidentiality to which Buyer, the Company or any of their respective Affiliates is subject to.

7.02 Notification. During the Interim Period, Buyer will promptly notify the Company of: (a) any notice or other communication from any Person to Buyer alleging that the consent of such Person is or may be required in connection with the Transactions; (b) any notice or other communication from any Governmental Body to Buyer related to or in connection with the Transactions; (c) any actions, suits, claims, investigations or litigation proceedings commenced or, to its knowledge threatened in writing against, whether civil, criminal, administrative or investigative, relating to or involving or otherwise affecting Buyer or its Affiliates that relate to the consummation of the Transactions; provided that, the delivery of any notice pursuant to this Section 7.02 will not limit any of the representations and warranties of Buyer set forth in this Agreement or the remedies available hereunder to the Company or any Seller.

7.03 Director and Officer Liability and Indemnification.

(a) For a period of at least six (6) years from the Closing Date, (i) Buyer and the Company will not, and will not permit any of their Subsidiaries to, amend, repeal or modify any provision in such Person’s articles of incorporation, bylaws, limited liability company agreement or operating agreement (or equivalent organizational documents), or in any agreement, relating to the exculpation or indemnification of, or advancement of expenses to, any current or former officer or current or former member of the board of managers of the Company or its Subsidiaries (the “Indemnified Persons”) as in effect immediately prior to the Closing and made available to Buyer in the Dataroom (the “Existing Organizational Documents”) in any manner adverse to any Indemnified Person, and (ii) Buyer and the Company will, and will cause the Company Subsidiaries, to maintain and fulfill such Person’s obligations to any Indemnified Person under such Existing Organizational Documents, it being the intent of the parties that any Indemnified Person will continue to be entitled to such exculpation, indemnification and advancement of expenses to the fullest extent permitted under applicable Law.

(b) At the Closing, the Company will (at Buyer’s expense) obtain, maintain and fully pay for irrevocable directors’ and officers’ liability “tail” insurance policies naming the Indemnified Persons as direct beneficiaries providing for continuous coverage for an aggregate period of not less than six (6) years from the Closing Date (the “D&O Tail Policy”) from an insurance carrier with the same or better credit rating as the Company’s parent entity’s current insurance carrier with respect to directors’ liability and employment practices liability insurance in an amount and scope at least as favorable as the existing policies covering the Company and its Subsidiaries with respect to matters existing or occurring at or before the Closing Date; provided that, in no event shall Buyer be required to expend, for the entire D&O Tail Policy, in excess of $50,000. Buyer and the Company will not, and will cause their Subsidiaries to not, cancel or change such insurance policies in any respect for a period of six (6) years following the Closing.

(c) If Buyer, the Company or any of their Subsidiaries or any of the respective successors or assigns of the foregoing (i) consolidates with or merges into any other Person or (ii) transfers all or substantially all of its properties, rights or assets to any Person, then, in each case, the successors and assigns of such Persons or properties, rights or assets, as the case may be, must expressly assume in writing and be bound by the obligations set forth in this Section 7.03 as a condition of succession of assignment.

(d) This Section 7.03 is intended to be for the benefit of each of the Indemnified Persons and may be enforced by any such Indemnified Person as if such Indemnified Person were a party to this Agreement. The obligations of Buyer and the Company under this Section 7.03 will not be terminated or modified in such a manner as to adversely affect any Person to whom this Section 7.03 applies without the consent of such affected Person.

7.04 Contact with Business Relations. Without limiting the provisions of Section 6.02, during the Interim Period, Buyer acknowledges that it is not authorized to, and agrees that it will not, and it will not permit any member of the Buyer Group to, contact any officer, director, employee, customer, supplier, vendor, distributor, referral source, lessee, lessor, equityholder, lender, noteholder or other material business relation of the Company or its Subsidiaries before the Closing with respect to the Company, its Subsidiaries, their businesses and the Transactions, in each case, without receiving the prior written consent of the Company before each such contact.

7.05 Tax Matters.

(a) Transfer Taxes. Buyer, on the one hand, and Sellers, on the other hand, will each bear fifty percent (50%) of all sales, use, excise, goods and services, stock, conveyance, gross receipts, registration, business and occupation, securities transactions, real estate, land transfer, stamp, documentary, notarial, filing, recording, permit, license, authorization or similar Taxes and all applicable conveyance fees, recording charges and other similar fees and charges applicable to, arising out of or imposed upon the Transactions, whether imposed on Buyer, Sellers, the Company or the Company’s Subsidiaries resulting from the Transactions (collectively, “Transfer Taxes”). Buyer will prepare any Tax Returns with respect to such Taxes, and Seller Representative will reasonably cooperate with Buyer in the preparation and filing of such Tax Returns to the extent necessary.

(b) Cooperation on Tax Matters. Buyer, the Company and Sellers will cooperate fully, as and to the extent reasonably requested by any other party hereto, in connection with the filing of Tax Returns, any Tax audits, Tax proceedings or other Tax-related claims. Such cooperation will include providing records and information that are reasonably relevant to any such matters, making employees available on a mutually convenient basis to provide additional information, explaining any materials provided pursuant to this Section 7.05(b), providing any information necessary or reasonably requested by the other party to allow the requesting party and the Company to comply with any information reporting or withholding requirements contained in the Code or other applicable Laws or to compute the amount of payroll or other employment Taxes due with respect to any payment made in connection with this Agreement, and providing certificates or forms, and timely executing any Tax Returns, that are necessary or appropriate to establish an exemption for (or reduction in) any Transfer Tax.

(c) Intended Tax Treatment; Certain Actions. For U.S. federal and applicable state and local income Tax purposes, the parties hereto intend that the acquisition of the Company Interests shall be treated as (i) the purchase by Buyer of each of the assets of the Company from Sellers, and as a sale by Sellers of partnership interests, in each case consistent with the principles of IRS Revenue Ruling 99-6, Situation 2, and (ii) a termination of the partnership under Section 708 of the Code (the “Intended Tax Treatment”). To the extent that any Governmental Body asserts after the Closing that Buyer, the Company or any of its Subsidiaries (or any of the direct or indirect owners of any of the foregoing) is liable for any Tax with respect to any Pre-Closing Tax Period under the Revised Partnership Audit Rules, the parties hereby agree and acknowledge that the parties shall make a “push-out” election under Section 6226 of the Code (or similar election for state or local income Tax purposes) (any such election, a “Push-Out Election”) with respect to such Taxes to the extent such election is available under applicable Laws.

(d) Certain Tax Returns. Following the Closing, Seller Representative shall prepare, or cause to be prepared, and timely file or cause to be timely filed, at the sole cost and expense of Sellers, all Pass Thru Tax Returns of the Company due after the Closing Date with respect to any Tax Period ending on our prior to the Closing Date (such Tax Returns, “Pre-Closing Pass Thru Tax Returns”). Any such Pre-Closing Pass Thru Tax Returns shall be prepared in a manner consistent with the Intended Tax Treatment and the past practices of the Company and its Subsidiaries except as otherwise required by applicable Law, provided that any Transaction Tax Deductions shall be allocated to the taxable year or portion thereof ending on the Closing Date to the extent permissible under applicable Law (based on a “more likely than not” or higher standard). Prior to filing (or causing to file) any Pre-Closing Pass Thru Tax Return, Seller Representative shall provide Buyer with a draft of such Pre-Closing Pass Thru Tax Return as soon as reasonably practicable prior to the deadline for timely filing such Pre-Closing Pass Thru Tax Return (after giving effect to any valid extensions thereof) for Buyer’s review, comment and approval (not to be unreasonably withheld, conditioned, or delayed), and Seller Representative shall consider in good faith any reasonable comments of Buyer to such Tax Return.    To the extent Buyer and Seller Representative disagree on the content of a Pre-Closing Pass Thru Tax Return, Seller Representative and Buyer shall negotiate in good faith to resolve any disputed items on such Pre-Closing Pass Thru Tax Return; provided that if Seller Representative and Buyer cannot come to a mutual agreement on such Pre-Closing Pass Thru Tax Return within fifteen (15) days of the deadline for timely filing such Tax Return (after giving effect to any valid extensions thereof), the matter shall be resolved pursuant to substantially identical procedures as set forth for the resolution of disputes in Section 1.04(c). For the avoidance of doubt, the Sellers shall have the sole right to prepare and file all Tax Returns of the DISC to the extent that the DISC is liquidated prior to Closing in accordance with Section 6.09. No Pre-Closing Pass Thru Tax Return may be amended after the Closing unless such amendment would not reasonably be expected to adversely affect the Taxes or Tax positions of the Buyer or the Company in any taxable period ending after the Closing Date and unless the prior written consent of the Buyer is obtained with respect to such amendment, which consent shall not be unreasonably withheld, conditioned or delayed. For the avoidance of doubt, the parties agree that no such amendment shall be permitted unless a Push-Out Election is permitted by applicable Law and made (or is required to be made pursuant to Section 7.05(c)) with respect to such Tax period.

(e) Straddle Periods. With respect to any Straddle Period of the Company and its Subsidiaries, the Taxes of the Company or its Subsidiaries allocable to the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning after, the Closing Date will be determined in the following manner: (i) in the case of any Taxes other than property or similar ad valorem Taxes, by assuming that the Straddle Period consisted of two taxable years or periods, one which ended at the close of the day prior to the Closing Date and the other which began at the beginning on the Closing Date; and (ii) in the case of property or similar ad valorem Taxes, such Taxes will be apportioned based on the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is either the number of calendar days in the Straddle Period ending on the day prior to the Closing Date or the number of calendar days in the Straddle Period beginning on the Closing Date, as the case may be, and the denominator of which is the number of calendar days in the entire relevant period.

(f) Tax Contests. Buyer shall notify the Seller Representative in writing of the commencement of any examination, proceeding, or audit of any Pre-Closing Pass Thru Tax Return that would result in any Seller bearing (or electing via a Push-Out Election) the resulting Taxes under applicable Law (“Pass Thru Tax Claims”). Such notice shall describe the asserted Pass Thru Tax Claim in reasonable detail and shall include copies of any notices and other documents received from any Governmental Body in respect of any such asserted Pass Thru Tax Claim. Seller Representative shall have the right to control the defense of any Pass Thru Tax Claim, provided, however, that (i) Buyer shall have the opportunity to participate in any such Pass Thru Tax Claim at its own expense and (ii) Seller Representative shall not settle any such Pass Thru Tax Claim without the prior written consent of Buyer (not to be unreasonably withheld, conditioned, or delayed). With respect to any Pass Thru Tax Claim controlled by Seller Representative, Seller Representative shall provide Buyer with copies of all correspondence, notices or other written materials received from any Governmental Body, and shall otherwise keep Buyer advised of significant developments in the Pass Thru Tax Claim, and of significant communications involving representatives of the Governmental Bodies.

(g) Post-Closing Actions. Without the prior written consent of Seller Representative (not to be unreasonably withheld, conditioned, or delayed) and unless required by applicable Law, Buyer will not, and will not permit the Company or its Subsidiaries to, amend or refile any previously filed Pre-Closing Pass Thu Tax Return or file any Pre-Closing Pass Thu Tax Return in a manner inconsistent with Section 7.05(d), in each case solely with respect to a Pre-Closing Pass Thru Tax Return for which a Push-Out Election is permitted by applicable Law and has been made (or is required to be made pursuant to Section 7.05(c)).

(h) Asset Price Allocation. Buyer and Sellers agree that the Purchase Price and all other amounts properly treated as purchase price consideration for the Company Interests for U.S. federal income tax purposes shall be allocated among the assets of the Company and its Subsidiaries in accordance with Section 1060 of the Code and the Treasury Regulations thereunder and the allocation methodology set forth on Exhibit F (the “Asset Allocation”). Buyer shall prepare a proposed Asset Allocation and deliver it to Sellers within ninety (90) days after the determination of the Final Purchase Price for the review, comment and approval of Sellers. Sellers and Buyer shall use reasonable efforts to resolve any disputed items on such proposed Asset Allocation, provided that if Sellers and Buyer cannot come to a mutual agreement on the Asset Allocation, the matter shall be resolved pursuant to substantially identical procedures as set forth for the resolution of disputes in Section 1.04(c). Buyer shall prepare and deliver to Sellers from time to time revised copies of the Asset Allocation to reflect any adjustment to the Final Purchase Price hereunder, and such revised Asset Allocation shall be subject to the same review process as described in the preceding sentence. No party hereto shall take any Tax position inconsistent with the Intended Tax Treatment or the Asset Allocation (as finally determined) on any applicable Tax Return (including IRS Form 8594) or otherwise unless otherwise required pursuant to a determination (as defined in Section 1313(a) of the Code) of a taxing authority of a Governmental Body.

7.06 R&W Insurance Policy. At the Closing, Buyer or its Affiliates will pay all premiums, taxes, commissions, fees, costs and other payments, and take all other necessary actions, to bind Buyer’s coverage under the R&W Insurance Policy. The R&W Insurance Policy shall (a) provide that the R&W Insurance Policy insurer may not enforce, or seek to enforce, any right of subrogation, contribution or indemnification to pursue a claim against Sellers or any of their respective Affiliates in connection with the transactions contemplated herein, except in the case of Fraud, willful misconduct or criminal acts committed by such Person, (b) provide that each of the Sellers and their respective Affiliates are an express third-party beneficiary of such waiver, and (c) provide that such waiver may not be amended without the written consent of the Seller Representative. Buyer shall (and shall cause its Affiliates to) use its commercially reasonable efforts to cause the R&W Insurance Policy to be issued as of the Closing. Nothing in this Agreement shall limit the right of Buyer (or an Affiliate thereof) to make claims against the R&W Insurance Policy. For purposes of clarity, as between Buyer, on the one hand, and the insurer(s) under the R&W Insurance Policy, on the other hand, none of the terms, limitations, conditions and restrictions (including time for asserting claims) set forth in this Agreement are intended to affect the rights of Buyer (or any Affiliate thereof) under the R&W Insurance Policy, which rights shall be governed solely thereby.

7.07 Parent Guaranty. Parent hereby unconditionally and irrevocably guarantees to the Sellers the due and punctual payment of the payment obligations of Buyer under Articles I and II of this Agreement, as they may be amended, changed, replaced or otherwise modified from time to time, including by providing any necessary funds to Buyer to allow it to fulfill its obligations under this Agreement at the Closing, and undertakes to perform all such payment obligations to the extent that Buyer fails to do so (the “Parent Guaranteed Obligations”). Without limiting the generality of the foregoing, Parent unconditionally and irrevocably guarantees, covenants and agrees to be jointly and severally liable with Buyer for the due and punctual performance of each of the Parent Guaranteed Obligations.

ARTICLE VIII.

CONDITIONS TO CLOSING

8.01 Conditions to All Parties’ Obligations. The respective obligations of each of the Company, Buyer and Sellers to consummate the Transactions are subject to the satisfaction of the following conditions at the Closing:

(a) The applicable waiting period (including any extensions thereof) applicable to the consummation of the Transactions under the HSR Act has expired or been terminated (the “HSR Approval”), and any waiting period or consent, clearance or approval applicable to the consummation of the Transactions under the Antitrust Laws of the jurisdictions set forth in Schedule 8.01(a) shall have expired, been terminated, obtained or deemed to have been granted or jurisdiction shall have been denied, as applicable (the “Other Required Antitrust Approvals”); and

(b) No court or other Governmental Body has issued, enacted, entered, promulgated or enforced any Law (that has not been vacated, withdrawn or overturned) restraining, enjoining or otherwise prohibiting the Closing.

8.02 Conditions to Buyer’s Obligations. The obligation of Buyer to consummate the Transactions is subject to the satisfaction (or waiver in writing by Buyer) of each of the following conditions at the Closing:

(a) (i) the representations and warranties set forth in ARTICLE III and ARTICLE IV (other than the Fundamental Representations and the representation and warranty set forth in clause (b) of the first sentence of Section 3.07) are true and correct as of the Closing Date (disregarding all qualifications or limitations as to “materiality,” “in all material respects” or “Material Adverse Effect” and words of similar import set forth therein) as though such representations and warranties had been made on and as of the Closing Date (except that representations and warranties that are made as of a specified date need be true and correct only as of such date), except in each case under this clause (i), as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (ii) the Fundamental Representations set forth in ARTICLE III and ARTICLE IV are true and correct in all respects (except for any de minimis inaccuracies) as of the Closing Date as though such representations and warranties had been made on and as of the Closing Date (except that representations and warranties that are made as of a specified date need be true and correct only as of such date), and (iii) the representation and warranty set forth in clause (a) of the first sentence of Section 3.07 is true and correct in all respects as of the Closing Date as though such representation and warranty had been made on and as of the Closing Date;

(b) the Company and Sellers have performed in all material respects the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing;

(c) since the date of this Agreement there shall not have occurred a Material Adverse Effect that exists as of immediately prior to the Closing; and

(d) the Employment Agreements shall not have been revoked, rescinded or otherwise terminated by the applicable party therefore (other than Buyer or one of its Affiliates); and

(e) Sellers have delivered or caused to be delivered to Buyer all of the documents, instruments, and agreements to be delivered pursuant to Section 2.02(b) on or before Closing.

8.03 Conditions to the Company’s and Sellers’ Obligations. The obligations of the Company and each Seller to consummate the Transactions are subject to the satisfaction (or waiver in writing by the Company and each Seller) of the following conditions at the Closing:

(a) (i) the representations and warranties set forth in ARTICLE V are true and correct as of the Closing Date (disregarding all qualifications or limitations as to “materiality,” “in all material respects” or “Material Adverse Effect” and words of similar import set forth therein), as though such representations and warranties had been made on and as of the Closing Date (except that representations and warranties that are made as of a specified date need be true and correct only as of such date), except where the failure of such representations and warranties to be true and correct individually or in the aggregate has not, or would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Buyer to perform its obligations under this Agreement (including to consummate the Transactions); and (ii) the Fundamental Representations set forth in ARTICLE V are true and correct in all respects (except for any de minimis inaccuracies) as of the Closing Date (except that representations and warranties that are made as of a specified date need be true and correct only as of such date);

(b) Buyer has performed in all material respects the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing; and

(c) Buyer has delivered or caused to be delivered to Sellers all of the documents, instruments, and agreements to be delivered pursuant to Section 2.02(a) on or before Closing.

8.04 Waiver of Conditions. Upon consummation of the Closing, any condition set forth in this ARTICLE VIII which was not satisfied as of the Closing will be deemed to have been waived for all purposes by the party having the benefit of such condition as of and after the Closing.

ARTICLE IX.

TERMINATION

9.01 Termination. This Agreement may be terminated at any time prior to the Closing as follows and in no other manner:

(a) by mutual written consent of Buyer, on the one hand, and the Company and Sellers, on the other hand;

(b) by Buyer, on the one hand, or by the Company and Sellers, on the other hand, if the Closing has not occurred on or before June 3, 2023 (as such date may be extended pursuant to Section 11.16, the “Outside Date”); provided that (i) no termination may be made under this Section 9.01(b) if the failure to consummate the Closing by the Outside Date was caused by the material breach of the party seeking to terminate this Agreement pursuant to this Section 9.01(b) and (ii) if the satisfaction, or waiver by the appropriate party, of all of the conditions contained in Sections 8.02 and 8.03 (other than those conditions that by their nature only can be satisfied by actions taken at the Closing, but subject to such conditions being able to be satisfied at the Closing) occurs three (3) Business Days or less before the Outside Date, then none of Buyer, Sellers or the Company will be permitted to terminate this Agreement pursuant to this Section 9.01(b) until the third (3rd) Business Day after the Outside Date;

(c) by Buyer, upon a breach of any covenant or agreement on the part of the Company or any Seller set forth in this Agreement, or if any representation or warranty of the Company or Sellers has become untrue, in each case, such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied; provided, however, that, (i) if such breach is curable by the Company or Sellers, then Buyer may not terminate this Agreement under this Section 9.01(c) unless such breach has not been cured by the date which is the earlier of (A) three (3) Business Days prior to the Outside Date and (B) thirty (30) days after Buyer notifies the Company and Sellers of such breach and (ii) the right to terminate this Agreement pursuant to this Section 9.01(c) will not be available to Buyer at any time that Buyer is then in breach of any covenant, agreement or representation and warranty hereunder, in each case such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied;

(d) by the Company and Sellers, upon a breach of any covenant or agreement on the part of Buyer set forth in this Agreement, or if any representation or warranty of Buyer has become untrue, in each case such that the conditions set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied; provided, however, that, (i) if such breach is curable by Buyer, then the Company and Sellers may not terminate this Agreement under this Section 9.01(d) unless such breach has not been cured by the date which is the earlier of (A) three (3) Business Days prior to the Outside Date and (B) thirty (30) days after the Company or any Seller notifies Buyer of such breach and (ii) the right to terminate this Agreement pursuant to this Section 9.01(d) will not be available to the Company and Sellers at any time that the Company or Seller is then in breach of any covenant, agreement or representation and warranty hereunder, in each case, such that the conditions set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied;

(e) by Buyer, on the one hand, or by the Company and Sellers, on the other hand, if any Governmental Body shall have issued, prior to the Closing, an Order permanently restraining, enjoining or otherwise prohibiting, the consummation of the Transaction, and such Order shall have become final and non-appealable, or any Law enacted or promulgated by any Governmental Body is in effect that prevents or makes illegal the consummation of the Transaction; provided that, the right to terminate this Agreement pursuant to this Section 9.01(e) shall not be available to a party if the issuance of, or failure to resolve or have vacated or lifted, such Order was primarily due to a breach by such party of any of its covenants or agreements under this Agreement, including pursuant to Section 10.03; and

The party desiring to terminate this Agreement pursuant to this Section 9.01 shall give written notice of such termination to the other party.

9.02 Effect of Termination. If this Agreement is terminated pursuant to Section 9.01, this Agreement will become void and have no further legal effect without any liability or obligation on the part of any party hereto, (a) other than liabilities and obligations under the Confidentiality Agreement, (b) except that the provisions of this Section 9.02 and ARTICLE XI will survive any termination of this Agreement and (c) no such termination will relieve any party from any liabilities, losses, damages, obligations, costs or expenses (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out of pocket costs, and may include to the extent proven the benefit of the bargain lost by the Company and/or Sellers, taking into consideration relevant matters, including other combination opportunities and the time value of money, which shall be deemed in such event to be damages of such Persons) relating to such party’s fraud or Willful Breach of this Agreement prior to such termination.

9.03 Certain Other Effects of Termination. If this Agreement is terminated by Sellers, the Company or Buyer as provided in Section 9.01, the Confidentiality Agreement the entirety of which will remain in full force and effect and survive the termination of this Agreement in accordance its respective terms.

ARTICLE X.

ADDITIONAL AGREEMENTS AND COVENANTS

10.01 Further Assurances. From time to time, as and when requested by any party hereto and at such party’s expense, any other party will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, all such further or other actions as such requesting party may reasonably deem necessary or desirable to evidence and effectuate the Transactions.

10.02 Employee Matters.

(a) Benefits. Effective as of the Closing Date and continuing through December 31, 2023, Buyer will, or will cause the Company, a Subsidiary of the Company, or one of Buyer’s other Affiliates to, provide each employee of the Company and its Subsidiaries as of immediately following the Closing (each, a “Retained Employee”) employee benefits that are substantially similar in the aggregate to those provided by the Company and its Subsidiaries to the Retained Employees immediately before the Closing (excluding change of control bonuses, equity, phantom equity, retention bonuses, deferred compensation, defined benefit pension, retiree medical, and/or retiree life insurance benefits). Nothing in this Section 10.02(a) will obligate Buyer or the Company or any of its Subsidiaries to continue (and will not prevent Buyer or the Company or any of its Subsidiaries from modifying or terminating) the employment of any such Retained Employee.

(b) Service Credit. Buyer and its Affiliates (including, after the Closing, the Company and its Subsidiaries) shall treat, and shall cause each plan, program, policy, practice and arrangement sponsored or maintained by Buyer or any of its Affiliates (including the Company and its Subsidiaries) on or after the Closing Date and in which any Retained Employee (or the spouse, domestic partner or dependent of any Retained Employee) participates or is eligible to participate (each, a “Buyer Plan”) to treat, for purposes of determining eligibility to participate, vesting, and, solely for purposes of severance, vacation, sick leave and similar paid-time off, benefit accrual and level of benefits, all service with the Company and its Subsidiaries or Affiliates (and any predecessor employers if the Company, any of its Subsidiaries or Affiliates or any Plan provides past service credit) as service with Buyer and its Subsidiaries and Affiliates; provided, however, that such service need not be counted to the extent it would result in duplication of benefits and such service need only be credited to the same extent and for the same purpose as such service was credited under the corresponding Plan.

(c) Welfare Benefits. Buyer and its Subsidiaries and Affiliates shall use commercially reasonable efforts to cause each Buyer Plan that is a welfare benefit plan, within the meaning of Section 3(1) of ERISA, (i) to waive any and all eligibility waiting periods, actively-at-work requirements, evidence of insurability requirements, pre-existing condition limitations and other exclusions and limitations regarding the Retained Employees and their spouses and dependents to the extent waived, satisfied or not imposed under the corresponding Plan, and (ii) to recognize for each Retained Employee for purposes of applying annual deductible, co-payment and out-of-pocket maximums under such Buyer Plan any deductible, co-payment and out-of-pocket expenses paid by such Retained Employee and his or her spouse, domestic partner and dependents under the corresponding Plan during the plan year of such Plan in which occurs the later of the Closing Date and the date on which such Retained Employee begins participating in such Buyer Plan.

(d) Vacation Pay and Personal Holidays. To the extent reflected in the Net Working Capital, Buyer will (i) cause the Company to continue to credit to each Retained Employee all vacation and personal holiday pay that the Retained Employee is entitled to use but has not used as of the Closing Date, including any earned vacation or personal holiday pay to be used in future years, which shall be administered in accordance with the vacation policies of Buyer or an Affiliate of Buyer following the Closing Date, and (ii) will assume all liability for the payment of such amounts.

(e) No Third Party Beneficiaries. The provisions contained in this Section 10.02 are for the sole benefit of the parties to this Agreement and nothing set forth in this Section 10.02 will (i) confer any rights or remedies, including any third-party beneficiary rights, upon any employee or former employee of the Company, any Retained Employee or upon any other Person other than the parties hereto and their respective successors and assigns, (ii) be construed to establish, amend, or modify any Plan or any other benefit plan, program, agreement or arrangement or (iii) subject to compliance with the other provisions of this Section 10.02, alter or limit Buyer’s or the Company’s or any of its Subsidiaries’ ability to amend, modify or terminate any specific benefit plan, program, agreement or arrangement at any time.

10.03 Antitrust Notification.

(a) The Company and Buyer will, or will cause their respective Affiliates or representatives, to make (i) any filings required under the HSR Act with the United States Federal Trade Commission (the “FTC”) and the United States Department of Justice (“DOJ”), which shall request early termination of any waiting period applicable to the Transactions under the HSR Act, as promptly as practicable and in any event no later than ten (10) Business Days following the date of this Agreement, and (ii) any Other Required Antitrust Approvals. The Sellers, the Company and Buyer will furnish to each other’s counsel such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act or under any other applicable Antitrust Laws and will provide any supplemental information requested by any Governmental Body as promptly as reasonably practicable to cause the expiration or termination of any waiting periods applicable to the Transactions under the HSR Act, and to obtain any approvals, consents or waivers required under applicable Antitrust Laws. Sellers, the Company and Buyer will use all reasonable best efforts to comply as promptly as reasonably practicable with any requests made for any additional information in connection with such filings. Neither Buyer nor the Company shall commit to or agree with any Governmental Body to stay, toll or extend any applicable waiting period under the HSR Act or any other Antitrust Laws or enter into a timing agreement with any Governmental Body, or withdraw its initial filing pursuant to the HSR Act or any other Antitrust Law, as the case may be, and refile any of them, without the prior written consent of the other party. Buyer on the one hand, and Sellers on the other hand, will each be responsible for fifty percent (50%) of all filing fees payable in connection with any filings under the Antitrust Laws.

(b) In furtherance and not in limitation of the foregoing, the Company and Buyer will use their reasonable best efforts to promptly obtain any HSR Approval or Other Required Antitrust Approvals for the consummation of the Transactions and will keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, any Governmental Body and will comply promptly with any such inquiry or request. Buyer will take, and will cause its Affiliates to take, any and all steps necessary to avoid or eliminate each and every impediment under any Law that may be asserted by any Governmental Body or any other Person so as to enable the parties to expeditiously close the Transactions; provided that Buyer shall not be under any obligation to make proposals, execute or carry out agreements or submit to orders providing for (A) the sale, lease, license, divestiture, disposition or holding separate of any entities, assets, facilities, rights, product lines or businesses of Buyer, its Affiliates or of the Company, (B) terminating any existing relationships, contractual rights or obligations of Buyer, its Affiliates or of the Company, (C) terminating any joint venture or other arrangement of Buyer, its Affiliates or of the Company, or (D) effectuating any other change or restructuring of Buyer, its Affiliates or of the Company; provided, however, that the Company shall only be required to take or commit to take any such action, or agree to any such condition or restriction, if such action, commitment, agreement, condition or restriction is binding on the Company only in the event the Closing occurs.

(c) In furtherance and not in limitation of the foregoing, each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Body in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Body relating to the Transactions, including any proceeding initiated by a private person, (ii) keep the other parties hereto informed in all substantive respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the FTC, the DOJ or any other Governmental Body and of any substantive communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, (iii) subject to applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other parties hereto with respect to information relating to the other parties hereto and their respective Affiliates, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person or any Governmental Body in connection with the Transactions, and (iv) to the extent permitted by the FTC, the DOJ or such other applicable Governmental Body or other Person, give the other parties hereto the opportunity to attend and participate in such meetings and conferences. Each party shall have the right to review in advance all written materials submitted by the other party to any Governmental Body in connection with the Transactions, in each case to the extent such materials or communications are related to any Antitrust Laws; provided that any such materials may be redacted (A) to remove references concerning the valuation of, other bidders for, or the assessment of other strategic alternatives available to, the Company, (B) as necessary to comply with contractual arrangements or applicable Law and (C) as necessary to address reasonable privilege or confidentiality concerns; provided further that a party may reasonably designate any competitively sensitive material provided to another party under this Section 10.03(b) as “Outside Antitrust Counsel Only”, in which case such materials and the information contained therein shall be given only to outside antitrust counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers or directors of the receiving party without the advance written consent of the party providing such materials. Notwithstanding anything in this Agreement to the contrary, no party is required to furnish to the other party (x) a copy of its Notification and Report Form pursuant to the HSR Act or any documentary attachments thereto (except after the Closing, the Seller shall provide to Buyer a copy of its responses to Items 5-7 of its Notification and Report Form pursuant to the HSR Act), (y) any of its documents or data submitted in response to a request for additional information or documentary material issued by a Governmental Body pursuant to 15 U.S.C. § 18a(e) and 16 C.F.R. § 803.20, other than its narrative responses, or (z) any internal documents submitted voluntarily to a Governmental Body under the Antitrust Laws; provided, however, that each party’s antitrust counsel will generally discuss the substance of, and cooperate in good faith in the submission of, any such documents to be voluntarily submitted to a Governmental Body.

(d) Except as specifically required by this Agreement, during the Interim Period, Buyer will, or will cause its Affiliates to, not take any action, or refrain from taking any action, the effect of which would be to delay or impede the ability of the parties to consummate the Transactions. Without limiting the generality of the foregoing, during the Interim Period, Buyer will not, and will not permit any member of the Buyer Group or their respective Affiliates to, acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner), any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if the entering into a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation could reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any permits, orders or other approvals of any Governmental Body necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (ii) increase the risk of any Governmental Body entering an order prohibiting the consummation of the Transactions or (iii) delay the consummation of the Transactions.

10.04 Reasonable Best Efforts; Certain Consents.

(a) Subject to Section 10.03(a), during the Interim Period, each party will, and will cause their respective Affiliates to, use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the Transaction, including to (i) obtaining all Consents from all third parties, Governmental Bodies or as otherwise may be required under any applicable Laws that may be or become necessary for the performance of their respective obligations under this Agreement and for the consummation of the Transactions, (ii) coordinate and cooperate with Buyer in exchanging such information and providing such assistance as Buyer may reasonably request in connection with the foregoing and (iii) (A) supply promptly any additional information and documentary material that may be requested in connection with the foregoing, (B) make any further filings with any Governmental Body pursuant thereto that may be necessary, proper or advisable in connection therewith and (C) to take all actions necessary to obtain all required clearances. Notwithstanding anything to the contrary herein, no party will make or cause to be made any filing or submission to any Governmental Body prior to the Closing without the prior written consent of the other parties, other than, subject to Section 10.03, any filing or submission required by the HSR Act or in connection with the Other Required Antitrust Approvals. Subject to Section 10.03, no party will (and will cause and their respective Affiliates and Advisors not to) communicate with any Governmental Body regarding the Transaction, this Agreement, or any other matter contemplated hereby without the prior written consent of Buyer. The parties agree that this Section 10.04(a) sets forth the Company’s and Sellers’ sole obligations with respect to regulatory filings, other than filings under the HSR Act or any other applicable Antitrust Laws, which is governed solely by Section 10.03. For purposes of this Agreement, the “reasonable best efforts” of a party will not require such party, or any of any of such party’s respective Affiliates or Advisors to, (i) make any material change to its business, dispose of any material asset, expend material funds, incur any material burden or take actions that would materially impair (or would reasonably be expected to materially impair) the ability of such party to consummate the Transaction, (ii) commence any litigation or arbitration proceeding, (iii) waive or surrender any right or modify any agreement (including any Material Contract), (iv) offer or grant any accommodation or concession (financial or otherwise) to any Person, (v) make any payment to third parties or otherwise suffer any similar detriment, or (vi) waive or forego any right, remedy or condition under this Agreement.

(b) Buyer knowingly, willingly, irrevocably, and expressly acknowledges and agrees that certain Consents to the Transactions may be required from Governmental Bodies or parties to contracts or other agreements to which the Company or one of its Subsidiaries is a party (including the Material Contracts) and, other than the Consents set forth on Schedule 10.04(b) (the “Material Consents”), such Consents have not been obtained as of the date of this Agreement and may not be obtained prior to the Closing. Buyer knowingly, willingly, irrevocably, and expressly acknowledges and agrees that, notwithstanding anything else in this Agreement, subject to the Company’s and Sellers’ compliance with Section 10.02(a) in all material respects, neither the Company nor any of the Seller Parties will have any liability whatsoever to Buyer, including, for the avoidance of doubt, through any reduction in, or deduction from, the Purchase Price (whether through any increase in Closing Indebtedness or Transaction Expenses or any decrease in Closing Net Working Capital or otherwise) in accordance with this Agreement, and Buyer will not be entitled to assert any claims, in each case, arising out of or relating to the failure to obtain any consents that may have been or may be required in connection with the Transactions (other than pursuant to the HSR Act) or because of the default, acceleration or termination of or loss of any right under any such contract or other agreement as a result of the Closing and the failure to obtain any Consent (other than the Material Consents).

10.05 Affiliate Contracts. The Company and Sellers will cause the termination, effective no later than the Closing, of the contracts or arrangements set forth on Schedule 10.05 without any further cost or Liability to the Company or its Subsidiaries (or, after the Closing, Buyer or its Affiliates).

10.06 Receivables.

(a) As of the date hereof, the accounts receivable set forth on Schedule 10.06 (the “Receivables”) are outstanding, and have extended collection terms as set forth on Schedule 10.06. The parties agree that an amount equal to the aggregate amount of the Receivables that remain outstanding as of five (5) Business Days prior to the Closing Date (the “Receivables Escrow Amount”) shall be placed into escrow and released pursuant to the terms of this Section 10.06:

(i) Within five (5) days after the Settlement Date, Buyer and the Seller Representative will deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to make payment of the aggregate amount of the Receivables collected by the Company during the period beginning on the date hereof and ending on June 30, 2023 (the “First Period Receivables Collected”) from the Receivables Escrow Funds to the Seller Representative (for further distribution to Sellers, in accordance with their respective Closing Percentages) by wire transfer of immediately available funds in accordance with the Seller Payment Instructions.

(ii) Buyer will, or will cause the Company to, prepare and deliver to the Seller Representative, (i) on or prior January 1, 2024, a statement setting forth Buyer’s calculation of the aggregate amount of the Receivables collected by the Company during the period beginning on July 1, 2023 and ending on December 31, 2023 (the “Second Period Receivables Collected”), and (ii) on or prior June 30, 2024, a statement setting forth Buyer’s calculation of the aggregate amount of the Receivables collected by the Company during the period beginning on January 1, 2024 and ending on May 30, 2024 (the “Final Period Receivables Collected”). The Second Period Receivables Collected and the Final Period Receivables Collected shall be determined, in each case, in good faith and in accordance with the Accounting Principles. The Seller Representative shall have thirty (30) days following receipt of the Buyer’s calculation of the Second Period Receivables Collected and the Final Period Receivables Collected, as applicable, to deliver a written notice stating in reasonable detail Sellers’ objections to Buyer’s calculations. Any disputes between Buyer and Sellers with respect to Second Period Receivables Collected and the Final Period Receivables Collected shall be resolved pursuant to the provisions of Sections 1.04(b) and 1.04(c), mutatis mutandis; provided, however, that, references to forty-five (45) days shall be deemed to be thirty (30) days, and references to thirty (30) days shall be deemed to be twenty (20) days.

(iii) Within five (5) Business Days following the final determination of the Second Period Receivables Collected, Buyer and the Seller Representative will deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to make payment of such finally determined amount from the Receivables Escrow Funds to the Seller Representative (for further distribution to Sellers, in accordance with their respective Closing Percentages) by wire transfer of immediately available funds in accordance with the Seller Payment Instructions.

(iv) Within five (5) Business Days following the final determination of the Final Period Receivables Collected, Buyer and the Seller Representative will deliver joint written instructions to the Escrow Agent to cause the Escrow Agent to make payment of such finally determined amount from the Receivables Escrow Funds to the Seller Representative (for further distribution to Sellers, in accordance with their respective Closing Percentages) by wire transfer of immediately available funds in accordance with the Seller Payment Instructions, and (B) the Escrow Agent shall make payment of any remaining balance of the Receivables Escrow Funds to Buyer by wire transfer of immediately available funds to one or more accounts designated by Buyer.

(b) Following the Closing, Buyer agrees that it shall, and shall cause the Company to, use reasonable best efforts to collect the Receivables and that it shall not, and shall cause the Company not to, without the written consent of the Seller Representative, discount any of the Receivables. Sellers shall have no further liability in respect of the Receivables following the full release of the Receivables Escrow Funds pursuant to this Section 10.06.

(c) The parties hereto agree that any payment of the Receivables Escrow Funds to the Sellers pursuant to this Section 10.06 shall be treated as an adjustment to the Purchase Price for applicable Tax purposes, unless otherwise required by applicable Law.

10.07 Indemnification by Sellers.

(a) For a period expiring sixty (60) days after the expiration of the applicable statute of limitations period (after giving effect to any waivers and extensions thereof), Sellers, on a joint and several basis, shall indemnify Buyer and its Affiliates, representatives, agents, financial advisors, attorneys, other consultants, employees, officers, directors, managers, equityholders, partners, members, controlling persons, Subsidiaries, successors and assigns (collectively, the “Buyer Parties”) and save and hold each of them harmless against, and pay on behalf of or reimburse such Buyer Parties as and when incurred, any Losses that any such Buyer Party may suffer, sustain or become subject to, as a result of, in connection with, relating or incidental to or by virtue of the DISC Liability Matter.

(b) In the event that the Assignment Agreement is not executed prior to the Closing, for a period of three (3) years after the Closing Date, Sellers, on a joint and several basis, shall indemnify the Buyer Parties and save and hold each of them harmless against, and pay on behalf of or reimburse such Buyer Parties as and when incurred, any Losses that any such Buyer Party may suffer, sustain or become subject to, as a result of the matters described on Schedule 10.07(b).

(c) If following the Closing Date, Buyer wishes to make a claim for indemnity against Sellers pursuant to this Section 10.07 (a “Claim”), Buyer shall promptly deliver to the Seller’s Representative written notice of the existence of, and basis for, the Claim, setting forth reasonable details of the Claim then known by Buyer, and the Seller Representative (on behalf of Sellers) shall promptly, and in any event, within thirty (30) days following the date of the Claim notice, pay the amount of the Claim to Buyer by wire transfer of immediately available funds to one or more accounts designated by Buyer.

ARTICLE XI.

MISCELLANEOUS

11.01 Survival; Certain Waivers. Each of the representations and warranties and the covenants and agreements (to the extent such covenant or agreement contemplates or requires performance by such party prior to the Closing) of the parties set forth in this Agreement or any other document contemplated hereby, or in any certificate delivered hereunder or thereunder, will terminate effective immediately as of the Closing; provided, that the foregoing shall not limit claims of Fraud by a party hereto based on the representation and warranties set forth in this Agreement against the party hereto committing such Fraud. Each covenant and agreement contemplating or requiring performance at or after the Closing, will, in each case, expressly survive Closing in accordance with its terms, and if no term is specified, then for the maximum duration permitted under applicable Law, and nothing in this Section 11.01(a) will be deemed to limit any rights or remedies of any Person for breach of any such surviving covenant or agreement (with it being understood that Buyer will also be liable for breach of any covenant or agreement requiring performance by the Company or any of its Subsidiaries after the Closing, and that nothing herein will limit or affect Buyer’s or any of its Affiliates’ liability for the failure to pay the Purchase Price (in whole or in part) or pay any other amounts payable by them (in whole or in part) as and when required by this Agreement).

11.02 Acknowledgment by Buyer.

(a) Buyer knowingly, willingly, irrevocably and expressly acknowledges and agrees, on its own behalf and on behalf of the Buyer Group, has not relied and will not rely on any Projections or any other information, statements, disclosures, or materials, in each case whether written or oral, provided by, or as part of, any of the foregoing or any other Seller Party, or any failure of any of the foregoing to disclose or contain any information, except for the representations and warranties of the Company expressly and specifically set forth in ARTICLE III and of Sellers expressly and specifically set forth in ARTICLE IV, in each case, as qualified by the Disclosure Schedules and the terms and conditions (including limitations and exclusions) of this Agreement.

(b) Buyer knowingly, willingly, irrevocably and expressly acknowledges and agrees, on its own behalf and on behalf of the Buyer Group, that: (i) the representations and warranties of the Company expressly and specifically set forth in ARTICLE III and of Sellers expressly and specifically set forth in ARTICLE IV, in each case, as qualified by the Disclosure Schedules and in accordance with the express terms and conditions (including limitations and exclusions) of this Agreement, are the sole and exclusive representations, warranties, and statements of any kind made to Buyer and on which Buyer may rely in connection with the Transactions; and (ii) all other representations, warranties and statements of any kind or nature expressed or implied, whether in written, electronic or oral form, including (A) the completeness or accuracy of, or any omission to state or to disclose, any information, including the Information Presentations, the Dataroom, certain projections, forward-looking statements and other forecasts (whether in written, electronic or oral form, and including in the Information Presentations, Dataroom, management meetings, etc.) (collectively, “Projections”), meetings, calls or correspondence with management or Advisors of Sellers, the Company and its Subsidiaries or any Seller Parties or any information provided to Buyer after the date of this Agreement, including pursuant to Section 6.02 and (B) any other statement relating to the historical, current or future business, financial condition, results of operations, assets, liabilities, properties, contracts, and prospects of the Company or any of its Subsidiaries, or the quality, quantity or condition of the Company’s or its Subsidiaries’ assets, are, in each case, specifically disclaimed by Sellers and the Company, on their own behalf and on behalf of any Seller Parties. Buyer, on its own behalf and on behalf of the Buyer Group, knowingly, willingly, irrevocably and expressly: (x) disclaims reliance on the items in clause (ii) in the immediately preceding sentence and (y) acknowledges and agrees that it has relied on, is only relying on and will only rely on, the items in clause (i) in the immediately preceding sentence. Without limiting the generality of the foregoing, Buyer knowingly, willingly, irrevocably and expressly acknowledges and agrees, on its own behalf and on behalf of the Buyer Group, that neither the Company, nor any other Person (including the Seller Parties), has made, is making or is authorized to make, and Buyer, on its own behalf and on behalf of the Buyer Group, hereby knowingly, willingly and irrevocably waives, any warranty or representation (whether in written, electronic or oral form), express or implied, as to the quality, merchantability, fitness for a particular purpose, or condition of any Seller’s or the Company’s or its Subsidiaries’ business, operations, assets, liabilities, prospects or any portion thereof, except solely to the extent expressly set forth in ARTICLE III and ARTICLE IV, in each case, as qualified by the Disclosure Schedules and the terms and conditions of, including the limitations and exclusions in, this Agreement. Notwithstanding the foregoing, nothing in this Agreement shall limit any representations and warranties of the Company expressly and specifically set forth in ARTICLE III and of Sellers expressly and specifically set forth in ARTICLE IV, in each case, as qualified by the Disclosure Schedules, or any member of the Buyer Group’s claims or remedies for Fraud by a party hereto against the party hereto committing such Fraud.

11.03 Provision Respecting Representation of Company. Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, members, partners, managers, members, officers, employees and Affiliates, (a) that Perkins Coie LLP has been retained by, and may serve as counsel to, each and any of the Seller Parties, on the one hand, and the Company and its Subsidiaries, on the other hand, in connection with the negotiation, preparation, execution, delivery and performance of this Agreement, and the consummation of the Transactions, (b) that Perkins Coie LLP has not acted as counsel for any other party hereto in connection with the Transactions and that none of the other parties hereto has the status of a client of Perkins Coie LLP for conflict of interest or any other purposes as a result thereof, and (c) that, following consummation of the Transactions, Perkins Coie LLP (or any of its successors) may serve as counsel to any Seller Parties or any director, member, partner, manager, officer, employee or Affiliate of any of the Seller Parties, in connection with any litigation, action, suit, claim, investigation, proceeding or obligation arising out of or relating to this Agreement or the Transactions. Notwithstanding such representation or any continued representation of the Company or any of its Subsidiaries, each of the parties hereto (on their own behalf and on behalf of their Affiliates) hereby consents thereto and knowingly, willingly and irrevocably waives any conflict of interest arising therefrom, and each of such parties will cause any Affiliate thereof to consent to knowingly, willingly and irrevocably waive any conflict of interest arising from such representation. Buyer, the Company and any Seller Parties hereby agree that, in the event that a dispute arises after the Closing between Buyer, the Company, and/or its Subsidiaries on the one hand, and any Seller Parties or their respective Affiliates, on the other hand, Perkins Coie LLP (or any of its successors) may represent any Seller Parties, and/or such Affiliates in such dispute even though the interests of any Seller Parties, and/or such Affiliates may be directly adverse to Buyer, the Company or its Subsidiaries, and even though Perkins Coie LLP may have represented the Company or its Subsidiaries in a matter substantially related to such dispute, or may be handling ongoing matters for Buyer, the Company or any of their Subsidiaries. In addition, Buyer agrees that (i) all communications prior to the Closing among any of the Seller Parties, the Company and its Subsidiaries, any of their respective Affiliates, directors, officers, employees or Advisors, and Perkins Coie LLP that relate to the negotiation, preparation, execution, delivery and closing under, or any dispute arising in connection with, this Agreement, or otherwise relating to any potential sale of the Company or the Transactions, and that are considered to be entitled to the legal privilege for attorney-client communications under applicable Law and professional rules (the “Protected Seller Communications”), will be deemed to be privileged and confidential communications, (ii) all rights to such Protected Seller Communications, the expectation of client confidentiality, and the control of the confidentiality and privilege applicable thereto, belong to and will be retained by any Seller Parties, (iii) the Buyer Group shall not have access to any such Protected Seller Communications, and Buyer will cause Company and its Subsidiaries to, at the Sellers’ sole cost and expense, take reasonable best efforts, no less than those required by Buyer’s existing policies and practices, to preserve the confidentiality of all Protected Seller Communications it discovers in its possession and deliver the same to Sellers, keeping no copies, and will not by reason thereof assert any loss of confidentiality or privilege protection, (iv) Perkins Coie LLP shall have no duty whatsoever to reveal or disclose any Protected Seller Communications to the Company or its Subsidiaries by reason of any attorney-client relationship between Perkins Coie LLP and the Company and its Subsidiaries, and (v) Seller Representative will have the right, at the Seller Representative’s sole cost and expense, to take possession and control of all Protected Seller Communications effective as of the Closing pursuant to Section 7.01; provided, that, for the avoidance of doubt, Buyer and its Affiliates (including the Company and its Subsidiaries) shall not be required by Sections 11.03(iii) or (v) to expend material funds, incur any material burden or take actions that would materially impair the operations of their businesses. As to any such Protected Seller Communications prior to the Closing Date, Buyer, the Company, and each of its Subsidiaries together with any of their respective Affiliates, Subsidiaries, successors or assigns, further agree that none of the foregoing may use or rely on any of the Protected Seller Communications in any action against or involving any of the Seller Parties or Perkins Coie LLP after the Closing. The Protected Seller Communications may be used by any Seller Parties and/or any of their respective Affiliates in connection with any dispute that relates in any way to this Agreement or the Transactions. Notwithstanding the foregoing, in the event that a dispute arises after the Closing between the Company and its Affiliates, on the one hand, and a third party other than any Seller Parties (solely in their capacity as equityholders of the Company), on the other hand, the Company and its Affiliates may assert the attorney-client privilege with respect to Protected Seller Communications to prevent disclosure of confidential communications to such third party.

11.04 Press Releases and Communications. No press release or public announcement related to this Agreement or the Transactions (including any press release or other public announcement disclosing the transaction consideration (or any other amounts related thereto)) will be issued or made by any party to this Agreement or any of its Affiliates or representatives without the joint approval of Buyer and Sellers, unless required by Law or the rules and regulations of any applicable stock exchange, in which case the party proposing to issue such press release or make such public statement shall, to the extent permitted by applicable Law or the rules and regulations of any applicable stock exchange shall use its commercially reasonable efforts to consult in good faith with the other party before issuing any such press release or public statement; provided that, each Seller Party and member of the Buyer Group will be entitled to communicate regarding the Transaction with its and its Affiliates’ analysts, investors and proposed investors in the Ordinary Course of Business.

11.05 Expenses. Whether or not the Closing takes place, except as otherwise provided herein, all fees, costs and expenses (including fees, costs and expenses of Advisors and appraisal fees, costs and expenses, and travel, lodging, entertainment and associated expenses) incurred in connection with the negotiation of this Agreement and the consummation of the Transactions will be paid by the party incurring such expenses.

11.06 Notices. Except as otherwise expressly provided herein, all notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given (a) when personally delivered, (b) when transmitted by e-mail, having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or receipt of a similar message that such e-mail was not deliverable or not received by such intended recipient), (c) the day following the day on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third (3rd) Business Day following the day on which the same is sent by certified or registered mail, postage prepaid, in each case, to the respective party at the e-mail address or street address, as applicable, set forth below, or at such other e- mail address or street address as such party may specify by written notice to the other party hereto:

Notices to Buyer, Parent and/or the Company (following the Closing):

c/o Ducommun Incorporated

200 Sandpointe Ave. #700

Santa Ana, CA 92707

Attention: Raj Tata

                 Suman Mookerji

Email: RTata@ducommun.com

  SMookerji@ducommun.com

with a copy to:

Winston & Strawn LLP

333 South Grand Avenue

Los Angeles, California 90071

Attention: Eva H. Davis

                    Amy Inagaki

Email: evadavis@winston.com

 ainagaki@winston.com

Notices to Sellers and/or the Seller Representative and/or the Company (prior to the Closing):

Crescent Capital Aerospace, LLC

11624 SE 5th St #210

Bellevue, WA 98005

Attention: Patricia Handjaja

                 Tia Brotherton Heim

Email: Patricia.Handjaja@Shelterholdings.com

           Tia.Heim@Shelterholdings.com

with a copy to (which shall not constitute notice):

Perkins Coie LLP

1201 3rd Avenue, Suite 4900

Seattle, WA 98101

Attention: Troy Hickman

Email: THickman@perkinscoie.com

11.07 Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights or obligations hereunder may be assigned or delegated without the prior written consent of Sellers and Buyer. Notwithstanding anything to the contrary in this Section 11.07, Buyer shall be entitled to assign its rights and obligations under this Agreement without obtaining the consent of any other parties hereto to (i) as collateral support to its lender or a lender of its Affiliates, and (ii) to one or more Affiliates; provided, that in the event of any such assignment pursuant to the preceding subclauses (i) or (ii), no such assignment shall relieve Buyer of its obligations under this Agreement.

11.08 Amendment and Waiver. Except as provided herein, any provision of this Agreement or the Disclosure Schedules or exhibits hereto may be amended or waived (a) only in a writing signed by Buyer, the Company, and Sellers; and (b) subject to Section 8.04 with respect to the waiver of conditions to Closing as of the Closing, any waiver of any provision of this Agreement will be effective against Buyer, the Company, or Sellers, only as set forth in a writing executed by such Person. No waiver of any provision hereunder or any breach or default thereof will extend to or affect in any way any other provision or prior or subsequent breach or default.

11.09 Third Party Beneficiaries. Except as otherwise expressly provided in Sections 6.08 (Release), 7.03 (Director and Officer Liability and Indemnification), 7.06 (R&W Insurance Policy) 11.01 (Survival; Certain Waivers), 11.02 (Acknowledgement by Buyer), 11.03 (Provisions Respecting Representation of Company), this 11.09 (Third Party Beneficiaries) and 11.10 (Non-Recourse), nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement.

11.10 Non-Recourse. This Agreement may only be enforced against, and any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement may only be brought against, the Persons that are expressly named as parties to this Agreement. Except to the extent named as a party to this Agreement, and then only to the extent of the specific obligations of such parties set forth in this Agreement, no past, present or future shareholder, member, partner, manager, director, officer, employee, Affiliate, agent or Advisor of any party to this Agreement or any Subsidiary of the Company will have any liability (whether in contract, tort, equity or otherwise) for any of the representations, warranties, covenants, agreements or other obligations or liabilities of any of the parties to this Agreement or for any action, suit, claim, investigation, or proceeding based upon, arising out of or related to this Agreement. Buyer, Company, and Sellers agree that the sole and exclusive remedy for any claims for any inaccuracy or breach of any representation or warranty of the Company or Sellers in this Agreement will be to recover from the R&W Insurance Policy, and neither Buyer nor any Affiliate of Buyer will be entitled to any remedy from the Company or any Seller for any inaccuracy or breach of any representation or warranty of the Company in this Agreement or any other claim or cause of action arising under or related to this Agreement, except that Buyer will have the right to make a claim for and, if successful, recover for Fraud against any Seller who committed such Fraud.

11.10 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

11.11 Construction. The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any Person. The headings of the sections and paragraphs of this Agreement have been inserted for convenience of reference only and will in no way restrict or otherwise modify any of the terms or provisions hereof.

11.12 Disclosure Schedules. The Disclosure Schedules have been arranged for purposes of convenience in separately numbered sections corresponding to the sections of this Agreement; however, each section of the Disclosure Schedules will be deemed to incorporate by reference all information disclosed in any other section of the Disclosure Schedules to the extent the relevance of such information to such other section of the Disclosure Schedules is reasonably apparent. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement, the Disclosure Schedules or the attached exhibits is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the Ordinary Course of Business, and no party will use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement, the Disclosure Schedules or exhibits in any dispute or controversy between the parties as to whether any obligation, item or matter not set forth or included in this Agreement, the Disclosure Schedules or exhibits is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or are within or outside of the Ordinary Course of Business. Any description of any agreement, document, instrument, plan, arrangement or other item set forth on any Disclosure Schedule is a summary only and is qualified in its entirety by the terms of such agreement, document, instrument, plan, arrangement or item. The information contained in this Agreement, in the Disclosure Schedules, and exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any party hereto to any Person of any matter whatsoever, including any violation of Law or breach of contract.

11.13 Complete Agreement. This Agreement, together with the Confidentiality Agreement, Escrow Agreement and any other agreements expressly referred to herein or therein (collectively, “Transaction Documents”), contain the entire agreement of the parties regarding the subject matter of this Agreement and the Transactions and supersede all prior agreements among the parties respecting the sale and purchase of the Company. In the event an ambiguity or question of intent or interpretation arises with respect to this Agreement, the terms and provisions of the execution version of this Agreement will control and prior drafts of this Agreement and the documents referenced herein will not be considered or analyzed for any purpose (including in support of parol evidence proffered by any Person in connection with this Agreement), will be deemed not to provide any evidence as to the meaning of the provisions hereof or the intent of the parties with respect hereto and will be deemed joint work product of the parties.

11.14 Conflict Between Transaction Documents. The parties hereto agree and acknowledge that to the extent any terms and provisions of this Agreement are in any way inconsistent with or in conflict with any term, condition or provision of any other agreement, document or instrument contemplated by this Agreement, this Agreement will govern and control.

11.15 Specific Performance. The parties hereto agree that irreparable damage, for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate the Transactions. It is accordingly agreed that (a) the parties hereto will be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 11.17 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific performance and other equitable relief is an integral part of the Transactions and without that right, none of such Sellers, the Company or Buyer would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific performance or other equitable relief is unenforceable, invalid, contrary to law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party pursuing an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.16 will not be required to provide any bond or other security in connection with any such Order. If, before the Outside Date, any party hereto brings any action, in each case in accordance with Section 11.17, to enforce specifically the performance of the terms and provisions hereof by any other party, the Outside Date will automatically be extended (y) for the period during which such action is pending, plus ten (10) Business Days or (z) by such other time period established by the court presiding over such action, as the case may be, so long as the party bringing such action is actively seeking an Order for injunction.

11.16 Jurisdiction and Exclusive Venue. Each of the parties irrevocably agrees that any action, suit, claim, investigation or proceeding of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory, that may be based upon, arising out of or related to this Agreement or the negotiation, execution or performance of this Agreement or the Transactions brought by any other party or its successors or assigns will be brought and determined only in the Court of Chancery of the State of Delaware (unless the Court of Chancery of the State of Delaware has no jurisdiction, or declines to accept jurisdiction over a particular matter, in which case, in any state or federal court within the State of Delaware), and, in each case, appellate courts therefrom (the “Chosen Courts”), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the Chosen Courts for itself and with respect to its property, generally and unconditionally, with regard to any such action, suit, claim, investigation or proceeding arising out of or relating to this Agreement and the Transactions. Each of the parties agrees not to commence any action, suit, claim or proceeding relating thereto except in the Chosen Courts, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by Chosen Courts, and no party will file a motion to dismiss any action filed in the Chosen Courts, on any grounds of personal jurisdiction, or venue, including the doctrine of forum non-conveniens. Each party hereby irrevocably consents to the service of any and all process in any such action, suit, claim or proceeding by delivery of such process in the manner provided in Section 11.06 and agrees not to assert (by way of motion, as a defense or otherwise) in any action, suit, claim or proceeding any claim that service of process made in accordance with Section 11.06 does not constitute good and valid service of process.

11.17 Governing Law; Waiver of Jury Trial.

(a) This Agreement, and any action, suit, claim, investigation, or proceeding of any kind whatsoever, including a counterclaim, cross-claim, or defense, regardless of the legal theory under which such liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise under any legal or equitable theory, that may be based upon, arising out of or related to this Agreement or the negotiation, execution or performance of this Agreement or the Transactions will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State without regard to conflicts of law principles of the State of Delaware or any other jurisdiction that would cause the Laws of any jurisdiction other than the State of Delaware to apply.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT, THE DOCUMENTS AND AGREEMENTS CONTEMPLATED HEREBY AND THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND THEREFORE HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, SUIT, CLAIM, INVESTIGATION, OR PROCEEDING BASED ON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS, WHETHER BASED ON CONTRACT, TORT OR ANY OTHER LEGAL OR EQUITABLE THEORY. EACH PARTY HERETO (i) CERTIFIES THAT NO ADVISOR OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

11.18 Counterparts. This Agreement, and any other agreements referred to herein or therein, and any amendments hereto or thereto, may be executed in multiple counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together will constitute one and the same instrument. Any counterpart, to the extent signed and delivered by means of a facsimile machine, .pdf, DocuSign or other electronic transmission, will be treated in all manner and respects as an original contract and will be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such contract, each other party hereto or thereto will re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such contract will raise the use of a facsimile machine, .pdf or other electronic transmission to deliver a signature or the fact that any signature or contract was transmitted or communicated through the use of facsimile machine, .pdf or other electronic transmission as a defense to the formation of a contract and each such party forever waives any such defense.

11.19 Seller Representative.

(a) From and after the Closing, the Seller Representative shall act as the representative of Sellers.

(b) Each Seller hereby irrevocably appoints the Seller Representative, effective as of the Closing, as the representative, exclusive agent, proxy and attorney-in-fact for such Seller for all purposes of this Agreement and the Escrow Agreement, including the full power and authority on such Seller’s behalf (i) to consummate the transactions contemplated herein and in the Transaction Documents, (ii) to make any determinations and settle any matters contemplated by Section 1.04, (iii) to execute and deliver on behalf of such Seller any amendment to the terms hereof or any Transaction Document (provided that if any such amendment would adversely and disproportionately affect any particular Seller, such amendment shall also require the prior written approval of the Seller so adversely and disproportionately affected, which consent shall not be unreasonably withheld, delayed or conditioned) and (iv) subject to the Seller Representative’s compliance in full with its obligations in connection with this Agreement and the Escrow Agreement, to do or refrain from doing any further act or deed on behalf of Sellers which the Seller Representative deems necessary or appropriate in its sole discretion relating to the subject matter of this Agreement or the Escrow Agreement. Notwithstanding the foregoing, the Seller Representative shall have no obligation to act on behalf of Sellers, except as expressly provided herein and in the Escrow Agreement; and for purposes of clarity, there are no obligations of the Seller Representative in any other Transaction Document, schedule, exhibit or the Disclosure Schedules. The Seller Representative shall be entitled to: (A) rely upon the Seller Payment Instructions, (B) rely upon any signature believed by it to be genuine, and (C) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Seller or other party. The powers, immunities and rights to indemnification granted to the Seller Representative Group hereunder: (I) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Seller and shall be binding on any successor thereto, and (II) shall survive the delivery of an assignment by any Seller of the whole or any fraction of his, her or its interest in the Adjustment Escrow Account.

(c) The Seller Representative may resign at any time, and may be removed or replaced by the vote of Sellers with a majority of the Company Interests as of the date of this Agreement. The immunities and rights to indemnification shall survive the resignation or removal of the Seller Representative and the Closing and/or any termination of this Agreement and the Escrow Agreement.

(d) Neither the Seller Representative nor its members, managers, directors, officers, contractors, agents and employees (collectively, the “Seller Representative Group”), shall be liable to any Seller for any action or failure to act in connection with the acceptance or administration of the Seller Representative’s responsibilities hereunder or under the Escrow Agreement, unless and only to the extent such action or failure to act constitutes gross negligence or willful misconduct. The Sellers shall indemnify, defend and hold harmless the Seller Representative Group from and against any and all losses, claims, damages, liabilities, fees, costs, expenses (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers), judgments, fines or amounts paid in settlement (collectively, the “Seller Representative Expenses”) incurred without gross negligence or willful misconduct on the part of the Seller Representative and arising out of or in connection with the acceptance or administration of its duties hereunder or under the Escrow Agreement. Any Seller Representative Expenses owed to the Seller Representative may be recovered first, from the Representative Expense Fund, and second, directly from Sellers. Sellers acknowledge that the Seller Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement, or the transactions contemplated hereby or thereby. Furthermore, the Seller Representative shall not be required to take any action unless the Seller Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Seller Representative against the costs, expenses and liabilities which may be incurred by the Seller Representative in performing such actions.

(e) The Representative Expense Fund shall be held by the Seller Representative in a segregated client account and shall be used for the purposes of paying directly or reimbursing the Seller Representative for any Seller Representative Expenses incurred pursuant to this Agreement or the Escrow Agreement. The Seller Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Representative Expense Fund other than as a result of its gross negligence or willful misconduct. The Sellers will not receive any interest on the Representative Expense Fund and assign to the Seller Representative any such interest. The Seller Representative may contribute funds to the Representative Expense Fund from any consideration otherwise distributable to Sellers. As soon as reasonably determined by the Seller Representative that the Representative Expense Fund is no longer required to be withheld, the Seller Representative shall distribute the remaining Representative Expense Fund (if any) to Sellers pro rata in accordance with their Company Interests as of the date of this Agreement.

(f) Any decision, act, omission, consent or instruction of the Seller Representative in accordance with this Agreement shall constitute a decision of all Sellers and shall be final, binding and conclusive upon each Seller and such Seller’s successors as if expressly confirmed and ratified in writing by such Seller, and all defenses which may be available to any Seller to contest, negate or disaffirm the action of the Seller Representative taken in good faith under this Agreement or the Escrow Agreement are waived, and Buyer, the Company and the Escrow Agent may rely upon any decision, act, omission, consent or instruction of the Seller Representative as being the decision, act, omission, consent or instruction of each Seller. Each of Buyer, the Company and the Escrow Agent are hereby relieved from any liability to any Person for any acts done by any of Buyer, the Company or the Escrow Agent in accordance with any such decision, act, omission, consent or instruction of the Seller Representative.

11.20 Interpretation. In addition to the definitions referred to or set forth in this Agreement:

(a) Accounting terms which are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.

(b) The terms “hereof,” “herein” and “hereunder” and terms of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement. Section, clause, schedule and exhibit references contained in this Agreement are references to sections, clauses, schedules and exhibits in or to this Agreement, unless otherwise specified.

(c) Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” Where the context permits, the use of the term “or” will be equivalent to the use of the term “and/or.”

(d) Words denoting any gender will include all genders, including the neutral gender. Where a word is defined herein, references to the singular will include references to the plural and vice versa.

(e) All references to “$” and dollars will be deemed to refer to United States currency unless otherwise specifically provided.

(f) All references to a day or days will be deemed to refer to a calendar day or calendar days, as applicable, unless otherwise specifically provided.

(g) Any document or item will be deemed “delivered,” “provided” or “made available” by the Company or Sellers, as applicable, within the meaning of this Agreement if such document or item (i) is included in the Dataroom but only to the extent such information or documents were accessible to Buyer or its Affiliates and Advisors, (ii) actually delivered or provided to Buyer or any of Buyer’s Advisors, including at the Company’s or any of its Subsidiaries’ offices, or (iii) is included in the Dataroom and is set forth on Schedule 11.20(g), in each case of clauses (i) and (ii) at least twenty-four (24) hours prior to the date of this Agreement.

(h) Any reference to any particular Code section or any Law will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified, unless otherwise expressly provided herein.

(i) Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement.

(j) Whenever this Agreement requires Buyer to take any action or contains a representation with respect to Buyer, where applicable or necessary to give effect to the Transactions, such requirement or representation shall be deemed to include an undertaking on the part of its Subsidiaries formed in connection with the Transactions to take such action and shall be deemed to include a reference to such Subsidiaries, as applicable, and whenever this Agreement requires a Subsidiary of Buyer to take any action, such requirement shall be deemed to include an undertaking on the part of Buyer to cause such Subsidiary to take such action.

(k) The word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not simply mean “if”.

(l) “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(m) With respect to the determination of any period of time, the words “from” or “through” mean “from and including” or “through and including” respectively, and the words “to” and “until” each means “to but excluding”.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Securities Purchase Agreement on the day and year first above written.

COMPANY

BLR AEROSPACE, L.L.C.

By:	/s/ Justin Taylor
Name:	Justin Taylor
Its:	Manager

SELLERS

CRESCENT CAPITAL AEROSPACE, L.L.C.

By:	/s/ Jeffrey D. Gow
Name:	Jeffrey D. Gow
Its:	Manager

MICHAEL CARPENTER

By:	/s/ Michael Carpenter

SELLER REPRESENTATIVE

CRESCENT CAPITAL AEROSPACE, L.L.C.

By:	/s/Jeffrey D. Gow
Name:	Jeffrey D. Gow
Its:	Manager

[Signature Page - SPA]

IN WITNESS WHEREOF, the parties hereto have executed this Securities Purchase Agreement on the day and year first above written.

BUYER

DUCOMMUN LABARGE TECHNOLOGIES, INC.

By:	/s/ Stephen G. Oswald
Name:	Stephen G. Oswald
Its:	Chief Executive Officer and President

PARENT

Solely for purposes of Section 7.07:

DUCOMMUN INCORPORATED

By:	/s/ Stephen G. Oswald
Name:	Stephen G. Oswald
Its:	Chairman, President and Chief Executive Officer

[Signature Page - SPA]

EXHIBIT A

DEFINITIONS

“409A Plan” is defined in Section 3.10(m).

“Accounting Principles” means GAAP, and to the extent consistent with GAAP, as applied consistently with the accounting methods, policies, practices and procedures employed by the Company in the Financial Statements.

“Acquisition Transaction” is defined in Section 6.05.

“Action” shall mean any action, claim, counterclaims, complaint, suit, litigation, charge, notice of violation or other similar written notice, hearing, demand, audit, inquiry, assessment, investigation, litigation, mediation, arbitration, or other proceeding, whether civil, criminal, administrative, regulatory or otherwise, whether in contract or tort, and whether in law or in equity.

“Adjustment Amount” is defined in Section 1.04(e).

“Adjustment Escrow Account” means the account maintained by the Escrow Agent into which the Adjustment Escrow Deposit Amount and any additional amounts are deposited.

“Adjustment Escrow Deposit Amount” means One Million Two Hundred Thousand Dollars ($1,200,000).

“Adjustment Escrow Funds” means the amounts held in the Adjustment Escrow Account, including any dividends, interest, distributions and other income received in respect thereof, less any losses on investments thereof, less distributions thereof in accordance with this Agreement and the Escrow Agreement.

“Adjustment Time” means 12:01 a.m. pacific time on the Closing Date.

“Advisors” means, with respect to any Person, the accountants, attorneys, consultants, advisors, investment bankers, or other representatives of such Person.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Affiliated Group” means a group of Persons that elects, is required to, or otherwise files a Tax Return or pays a Tax as an affiliated group, consolidated group, combined group, unitary group, or other group recognized by applicable Tax Law.

“Agreement” is defined in the Preamble.

“Anti-Bribery Laws” is defined in Section 3.24(a).

“Antitrust Laws” means the United States Sherman Antitrust Act of 1890, the United States Clayton Act of 1914, the HSR Act, the United States Federal Trade Commission Act of 1914, and all other Laws, including foreign Laws designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, abuse of dominant position, or restraint of trade, or lessening of competition, or impeding effective competition through merger or acquisition.

“Applicable Government Contracts” has the meaning set forth in Section 3.22(a).

“Asset Allocation” is defined in Section 7.05(h).

“Assignment Agreement” is defined in Section 6.10.

“Assumed Indebtedness” means the Indebtedness of the Company of its Subsidiaries set forth on Schedule A-1.

“Base Purchase Price” means One Hundred and Fifteen Million Dollars ($115,000,000.00).

“Business” means the business of the Company and its Subsidiaries as conducted of the date hereof and during the twelve (12) month period prior to the date hereof, which includes the design, development, manufacture, distribution and sale of aerodynamic systems, winglet systems, propellors and flow modifiers and all ancillary products thereto.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions located in Seattle, Washington are required to be closed as a result of federal, state or local holiday.

“Buyer” is defined in the Preamble.

“Buyer Group” means Buyer, any Affiliate of Buyer (including, but solely after the Closing, the Company and its Subsidiaries) and each of their respective former, current, or future Affiliates, officers, directors, employees, partners, members, equityholders, controlling or controlled persons, managers, agents, Advisors, successors, or permitted assigns.

“Buyer Plan” is defined in Section 10.02(b).

“Buyer Releasee” or “Buyer Releasees” is defined in Section 6.08(a).

“CARES Act” means the Coronavirus, Aid, Relief and Economic Security Act (H.R. 748) (together with all amendments thereto and the statutes, rules and regulations promulgated thereunder and any successor to such statutes, rules or regulations, as in effect on the date hereof).

“Cash” means, as of any given time of determination, the aggregate amount of cash, cash equivalents and marketable securities (including any interest receivables related to such cash equivalents) of the Company or any of its Subsidiaries, plus any deposits in transit, uncleared checks and inbound wire transfers to the accounts of the Company or its Subsidiaries, minus any checks written (but not yet cashed) or outbound wire transfers by the Company or any of its Subsidiaries, and any restricted cash (such as outstanding security deposits, customer deposits or other deposits in cash).

“Chosen Courts” is defined in Section 11.17.

“Claim” is defined in Section 10.07(c).

“Closing” is defined in Section 2.01.

“Closing Balance Sheet” is defined in Section 1.04(a).

“Closing Cash” means Cash as of the Adjustment Time (without giving effect to the consummation of the Transactions).

“Closing Date” is defined in Section 2.01.

“Closing Indebtedness” means Indebtedness of the Company and its Subsidiaries as of immediately prior to the Closing (without giving effect to the Transactions but including any prepayment penalties, premia, breakage costs or similar amounts payable with respect to the Closing).

“Closing Net Working Capital” means Net Working Capital as of the Adjustment Time (without giving effect to the consummation of the Transactions).

“Closing Payment” is defined in Section 1.03(a).

“Closing Percentage” is defined in Section 1.02.

“Closing Statement” is defined in Section 1.04(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” is defined in the Preamble.

“Company Intellectual Property” means all Owned Intellectual Property and all Intellectual Property used or held for use in connection with, or otherwise necessary for, conducting the business of the Company and its Subsidiaries as currently conducted.

“Company Interests” is defined in the Recitals.

“Company’s Knowledge” means the actual knowledge after reasonable inquiry of the individuals set forth on Schedule A-2.

“Confidentiality Agreement” means that certain Confidentiality Agreement between the Company and Parent, dated as of January 12, 2023.

“Consent” means approval, authorization or consent of, filing with, notification to, or granting or issuance of any approval, consent, Permit, Order or waiver by, any third party or Governmental Body.

“Contract” shall mean any legally binding agreement, contract, subcontract, settlement agreement, lease, instrument, note, option, warranty, license, sublicense, insurance policy or legally binding commitment, arrangement, obligation or undertaking of any nature, whether written or oral (including all amendments, extensions, renewals, guaranties, modifications, waivers, supplements or other agreements, if any, related to any of the foregoing).

“Contractor Assignment Agreement” is defined in Section 3.13(f).

“control” is defined in the definition of Affiliate.

“D&O Tail Policy” is defined in Section 7.03(b).

“Dataroom” means that certain virtual data room titled “Project Baker” and administered by Datasite prior to 12:01 a.m. pacific time on third (3rd) Business Day before the date hereof.

“DISC” means BLR International, Inc., a Washington corporation.

“DISC Liability Matter” means any Tax Liability due and payable by the Company with respect to the DISC (or the Company’s ownership and operation thereof) that would not have been due and payable by the Company if the Pre-Closing Reorganization had properly occurred in accordance with applicable Laws and this Agreement.

“Disclosure Schedules” is defined in ARTICLE III.

“Disputed Items” is defined in Section 1.04(c).

“Disqualified Individual” is defined in Section 10.02(e).

“DOJ” is defined in Section 10.03(a).

“Employee Assignment Agreement” is defined in Section 3.13(e).

“Employment Agreements” is defined in the Recitals.

“Entity” means a legal distinct person other than a natural person, including a partnership, a corporation, a limited liability company, a limited partnership, a limited liability partnership, an association, a trust, a joint venture or an unincorporated organization.

“Environmental Laws” means all applicable Laws in effect on or prior to the Closing Date concerning pollution, protection of the environment or worker health and safety or the generation, use, treatment, storage, disposal, exposure to or release of any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Person that, together with the Company or any of its Subsidiaries, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” means U.S. Bank National Association.

“Escrow Agreement” is defined in Section 1.03(b).

“Estimated Closing Balance Sheet” is defined in Section 1.02.

“Estimated Closing Cash” is defined in Section 1.02.

“Estimated Closing Indebtedness” is defined in Section 1.02.

“Estimated Closing Net Working Capital” is defined in Section 1.02.

“Estimated Closing Statement” is defined in Section 1.02.

“Estimated Purchase Price” means the result equal to (a) the Base Purchase Price, plus (b) Estimated Closing Cash, minus (c) Estimated Closing Indebtedness, minus (d) Estimated Transaction Expenses, plus (e) the amount (if any) by which the Estimated Closing Net Working Capital exceeds the Target Net Working Capital, minus (f) the amount (if any) by which the Target Net Working Capital exceeds the Estimated Closing Net Working Capital.

“Estimated Transaction Expenses” is defined in Section 1.02.

“Excess Amount” is defined in Section 1.04(d).

“Excluded Payroll Taxes” means the employer portion of any payroll, social security, unemployment, employment or similar Taxes with respect to the payments set forth on Schedule A-3.

“Existing Organizational Documents” is defined in Section 7.03(a).

“Export Controls and Trade Laws” is defined in Section 3.21(c).

“Families First Act” means the Families First Coronavirus Response Act (H.R. 6201) (together with all amendments thereto and the statutes, rules and regulations promulgated thereunder and any successor to such statutes, rules or regulations, as in effect on the date hereof).

“Final Purchase Price” means the result equal to (a) the Base Purchase Price, plus (b) Closing Cash, minus (c) Closing Indebtedness, minus (d) the Transaction Expenses, plus (e) the amount (if any) by which Closing Net Working Capital exceeds Target Net Working Capital, minus (f) the amount (if any) by which Target Net Working Capital exceeds the Closing Net Working Capital, in each case, as finally determined pursuant to Section 1.04(b) or Section 1.04(c).

“Financial Statements” is defined in Section 3.06(a).

“First Period Receivables Collected” is defined in Section 10.06(a)(i).

“Final Period Receivables Collected” is defined in Section 10.06(a)(ii).

“Flow-Thru Entity” means (a) (i) any entity, plan or arrangement that is treated for income Tax purposes as a disregarded entity or partnership, (ii) a “specified foreign corporation” within the meaning of Code Section 965 or (iii) a “passive foreign investment corporation” within the meaning of Code Section 1297, or (b) any entity with respect to which a holder of a (direct or indirect) equity interest in the entity is (or could be) subject to Tax under the Code (or other applicable Laws relating to Taxes) by reference to earnings, income, assets, or activities of the entity.

“Fraud” means, with respect to a party hereto, actual, knowing and intentional common law fraud with respect to the making of any of such party’s representations and warranties (in each case, as modified by the Disclosure Schedules) pursuant to ARTICLE III, ARTICLE IV or ARTICLE V, as applicable.

“FTC” is defined in Section 10.03(a).

“Fundamental Representations” means the representations and warranties set forth in Section 3.01 (Organization and Power), Section 3.02(a) (Authorization), Section 3.04 (Capitalization), Section 3.05 (Subsidiaries), Section 3.19 (Broker Fees), the first sentence of Section 3.25(b) (Title to Assets), Section 4.01 (Organization and Power), Section 4.02(a) (Authorization), Section 4.05 (Title to Company Interests), Section 4.06 (Broker Fees), Section 5.01 (Organization and Power), Section 5.02(a) (Authorization), and Section 5.05 (Broker Fees).

“Funded Backlog” means the total amount of funding allotted to a Government Contract minus the total amount of direct costs, indirect costs and profit or fee incurred and allocable to such Government Contract.

“GAAP” means United States generally accepted accounting principles in effect from time to time.

“Government Bid” means any quotation, bid or proposal by the Company or any of its Subsidiaries that, if accepted or awarded, would result in a Government Contract.

“Governmental Body” means any national, foreign, federal, state, local, municipal, or other Governmental Body of any nature (including any division, department, agency, commission, or other regulatory body thereof) and any court or arbitral tribunal.

“Government Contract” means any contract, including any prime contract, subcontract, letter contract, purchase order or delivery order, (a) by or between the Company or any of its Subsidiaries and any Governmental Body (including any facilities contract or lease for the use of government-owned facilities) or (b) by or between the Company or any of its Subsidiaries, as a subcontractor at any tier, and any other Person, including resellers and distributors, in connection with any Contract with a Governmental Body.

“Hazardous Substance” means any material, substance or waste defined or regulated as “toxic,” “hazardous,” a “pollutant,” or a “contaminant” under any Environmental Law, including petroleum, and any byproduct or derivative thereof, asbestos, urea formaldehyde, radon, per and polyfluoroalkyl substances or polychlorinated biphenyls.

“Houlihan Lokey” is defined in Section 3.19.

“HSR Act” means the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“HSR Approval” is defined in Section 8.01(a).

“Indebtedness” means, as of any given time of determination, without duplication, (a) all obligations for borrowed money (including any unpaid principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, reimbursements and all other amounts payable in connection therewith), (b) all liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities, (c) any obligation evidenced by any surety bonds, letters of credit or bankers’ acceptances or similar facilities, in each case, solely to the extent drawn upon, (d) all obligations of the Company and its Subsidiaries under leases required by GAAP to be capitalized, (e) for the payment of deferred purchase price (other than trade payables in the Ordinary Course of Business to the extent included in the determination of Net Working Capital as a current liability) and “earnouts”; (f) all liabilities that are secured, in whole or in part, by any Lien (other than Permitted Liens) on the assets or properties of the Company or its Subsidiaries, (g) obligations of the Company or its Subsidiaries in respect of respect to interest rate or currency swaps, collars, caps and similar hedging obligations; (h) all accrued and unpaid bonuses, severance, and/or commissions, and any other bonuses, severance, and/or commissions that relate to the period prior to the Closing (irrespective of whether accrued), and in each case, the employer portion of any employment, payroll, or other similar Taxes imposed with respect to such payments determined as though such obligations were payable as of the Closing Date, but excluding any Excluded Payroll Taxes, (i) any unfunded benefit liability attributable to any deferred compensation plan, program, agreement or arrangement, (j) any unfunded benefit liability attributable to any retirement plan or scheme, including any employer contribution to be made to any retirement plan by the Company or any Subsidiary of the Company to be made during the plan year in which the Closing occurs or any such contributions that have not yet been made for plan years prior to the Closing, (k) the amount of any claim made under any self-insured medical or prescription Plan any unfunded workers’ compensation liability related to the period prior to the Closing, (l) all unpaid Taxes of the Company and its Subsidiaries with respect to Pre-Closing Tax Periods (including, for the avoidance of doubt, any applicable nonresident withholding Tax obligations in respect of the Company’s direct or indirect owners and value added taxes), regardless of when due and payable (which amount in this clause (l) shall take into account any applicable offsets or reductions taken into account in such taxable year; provided, in no event shall the amount in this clause (l) be less than zero on a jurisdiction by jurisdiction basis), other than any Excluded Payroll Taxes; (m) all deferred revenue or customer deposits; (n) any declared but unpaid dividends, distributions or amounts owed to Sellers; (o) any liabilities related to the reimbursement obligations related to obligations set forth on Schedule A-4; (p) all penalties, expenses, fees, premiums and accrued or unpaid interest on any Indebtedness referred to in clauses (a) through (o) above through the Closing Date, (q) all Indebtedness of others referred to in clauses (a) through (p) above that are guaranteed directly or indirectly in any manner by the Company; provided that, without limiting other liabilities that are not to be included therewith, in no event will Indebtedness include any amounts included in Closing Net Working Capital or Transaction Expenses.

“Indemnified Persons” is defined in Section 7.03(a).

“Information Presentations” means the documents set forth on Schedule A-5.

“Information Systems” means all Software, systems, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches, and all other information technology and communications equipment, and all associated documentation, in each case, used or held for use in connection with, or otherwise necessary for, conducting the business of the Company and its Subsidiaries as currently conducted

“Intellectual Property” means any and all of the following in any jurisdiction throughout the world: (i) patents, industrial designs, and utility models and applications for any of the foregoing, including all provisionals, divisionals, continuations, continuations-in-part, requests for continuing examination, reissues, reexaminations, renewals and extensions of any of the foregoing and all rights to claim priority of any of the foregoing; (ii) trademarks, service marks, certification marks, trade names, trade dress, logos, slogans, tag lines, fictitious business names, uniform resource locators, internet domain names, social media accounts and handles, and all other source or business identifiers or designators of origin (whether registered or unregistered), registrations and applications, for registration of, and renewals and extensions of, any of the foregoing, and all common law rights in and goodwill associated with any of the foregoing (collectively, “Trademarks”); (iii) works of authorship, websites, copyrights, mask work rights, database rights, and design rights (all whether registered or unregistered); registrations and applications for registration of, and all renewals and extensions of, any of the foregoing and all moral rights associated with any of the foregoing; (iv) all economic rights of authors and inventors, however denominated; (v) computer software, firmware, databases, data collections and related documentation and materials, including source code, object code, code repositories, development tools, application programming interfaces, user interfaces, architecture, files, manuals, programmers’ notes, derivative works, foreign language versions, fixes, upgrades, updates, enhancements, current and prior versions and releases (collectively, “Software”); (vi) artificial intelligence technologies, machine learning technologies and deep learning technologies including any and all proprietary algorithms, software or systems that make use of or employ neural networks, statistical learning algorithms, or reinforcement learning, and proprietary embodied AI and related hardware or equipment; (vii) trade secrets and other proprietary and confidential information and data, including inventions (whether or not patentable or reduced to practice), invention disclosures, ideas, developments, improvements, know-how, designs, drawings, algorithms, source code, methods, tools, processes, techniques, formulae, research and development, compilations, compositions, manufacturing processes, production processes, devices, specifications, reports, analyses, data, data analytics, customer lists, supplier lists, pricing information, cost information, business plans, business proposals, marketing plans, and marketing proposals; and (viii) any rights recognized under applicable Law that are equivalent or similar to any of the foregoing.

“Intended Tax Treatment” is defined in Section 7.05(c).

“Interim Period” is defined in Section 6.01(a).

“IRS” means the United States Internal Revenue Service.

“Key Customer” is defined in Section 3.20(b).

“Key Employee” means the individuals set forth on Schedule A-6.

“Key Supplier” is defined in Section 3.20(a).

“Latest Balance Sheet” is defined in Section 3.06(a).

“Law” means any law (including common law), rule, regulation, or Order of any Governmental Body, as in effect on or prior to the date of this Agreement.

“Leased Real Property” is defined in Section 3.12.

“Leases” is defined in Section 3.12.

“Liabilities” means, with respect to any Person, any liability or obligation of such Person whether known or unknown, whether asserted or unasserted, whether determined, determinable or otherwise, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether incurred or consequential, whether due or to become due and whether or not required under GAAP to be accrued on the financial statements of such Person.

“Liens” means all liens, mortgages, deeds of trust, pledges, security interests, charges, claims, covenants, easements, servitudes, proxies, voting trusts or agreements or title or transfer restrictions under any stockholder or similar agreement.

“Losses” means any actual losses, damages, Liabilities, deficiencies, claims, causes of action, amounts paid in settlement, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable and documented attorneys’ fees directly related to the foregoing, in each case whether involving a third-party claim or a claim solely between the parties (but excluding any punitive damages unless payable in connection with a third-party claim).

“Malicious Code” means any (i) back door, time bomb, drop dead device, or other Software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than the user of the program; (ii) virus, Trojan horse, worm, or other Software routine or hardware component designed to permit unauthorized access, to disable, erase, or otherwise harm Software, hardware, or data; and (iii) programs with a similar function or purpose.

“Material Adverse Effect” means any fact, event, change, effect, occurrence or development that, individually or in the aggregate, with all other facts, events, changes, effects, occurrences or developments, (x) is or would reasonably expected to be materially adverse to the financial condition, assets, properties, business, or operating results of the Company and its Subsidiaries, taken as a whole, or (y) is, or would reasonably expected to prevent, material prevent or be materially adverse to, the ability of Sellers to consummate the Transactions; provided that, no facts, events, changes, effects, occurrences or developments arising from or relating to the following, either alone or taken together, will constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect: (a) general business or economic conditions affecting the industries in which the Company and its Subsidiaries or their customers operate; (b) national or international political or social conditions, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military, cyber or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, asset, equipment or personnel of the United States; (c) financial, banking, or securities markets (including (i) any disruption of any of the foregoing markets, or (ii) any decline or rise in the price of any security, commodity, contract or index); (d) natural disasters, pandemics, epidemics, weather conditions, explosions or fires or other force majeure events or acts of God; (e) changes in Laws or other binding directives or determinations issued or made by any Governmental Body after the date of this Agreement; (f) changes in GAAP or other accounting requirements or principles or the interpretation thereof after the date of this Agreement; (g) the taking of any action expressly required by this Agreement (other than with respect to the obligations of the Sellers and the Company to conduct the business of the Company and its Subsidiaries in the Ordinary Course of Business) or taken at the express written request of Buyer (after disclosure to Buyer of all material and relevant facts and information to the Knowledge of the Company), or Buyer’s unreasonable withholding, delay, or conditioning of consent to any of the actions restricted in Section 6.01 (after disclosure to Buyer of all material and relevant facts and information to the Knowledge of the Company); (h) any public announcements of this Agreement or the Transactions or the identity of Buyer, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, suppliers, lessors or other commercial partners; or (h) any failure, in and of itself, to achieve any budgets, projections, forecasts, estimates, plans or predictions, or the loss of any business (but, for the avoidance of doubt, not the underlying causes of any such failure or loss to the extent such underlying cause is not otherwise excluded from the definition of Material Adverse Effect); provided, that, the matters described in clauses (a) through (f) will be included in the term “Material Adverse Effect” to the extent any such matter has a disproportionate, materially adverse impact on the business, assets, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, relative to other participants in the same industries and geographies in which the Company or its Subsidiaries operate but only to the extent of such incremental disproportionate effect.

“Material Consents” is defined in Section 10.04(b).

“Material Contract” is defined in Section 3.11(a).

“Net Working Capital” means (a) the sum of the current assets of the Company and its Subsidiaries (consisting of the line item current asset accounts specified on the Accounting Principles and, for the avoidance of doubt, excluding Cash and Tax assets (whether current or deferred)) minus (b) the sum of the current liabilities of the Company and its Subsidiaries (consisting of the line item current liability accounts specified on the Accounting Principles and, for the avoidance of doubt, excluding Indebtedness and Tax liabilities (whether current or deferred)). A sample calculation of Net Working Capital is set forth on Exhibit B, which is being provided for illustrative purposes and is not binding on the parties hereto.

“Neutral Auditor” is defined in Section 1.04(c).

“Notice of Disagreement” is defined in Section 1.04(b).

“Order” means any judgment, order, injunction, decree, ruling, writ or arbitration award of any Governmental Body.

“Ordinary Course Tax Sharing Agreement” means any Contract entered into in the Ordinary Course of Business that is not primarily related to Taxes but which includes a Tax Sharing Agreement (such as paying real estate Taxes in leases or grossing up for withholding Taxes in a credit agreement).

“Other Government Contract” means any prime contract with any Governmental Body held by another prime contractor or higher-tier subcontractor under which the Company is a subcontractor or lower-tier subcontractor thereto.

“Other Required Antitrust Approvals” is defined in Section 8.01(a).

“Ordinary Course of Business” means the ordinary and usual course of operations of the Business consistent with past custom and practice (including with respect to quantity, timing, duration and frequency); provided, that in no event will any breach of any Law or Contract or violation of any Permit be considered ordinary or usual course of operations of the Business.

“Outside Date” is defined in Section 9.01(b).

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or its Subsidiaries.

“Owned Software” means all Software that is Owned Intellectual Property.

“Pass Thru Tax Return” means any Tax Return reporting any items of income, gain, loss, deduction or credit with respect to the operations of the business of the Company that any Seller or its direct or indirect beneficial owners are required to report on their Tax Returns and pay any Taxes associated therewith, including, for the avoidance of doubt, IRS Form 1065 (and any corresponding state or local income Tax Returns).

“Payoff Indebtedness” means all Indebtedness of the Company and its Subsidiaries (other than the Assumed Indebtedness).

“Payoff Letters” means payoff letters, in form and substance reasonably satisfactory to Buyer from each holder of Payoff Indebtedness, which Payoff Letters shall provide that, upon payment in full of such amounts indicated therein to the accounts designated therein, all such Payoff Indebtedness will be discharged and paid in full and, to the extent applicable, all Liens securing such Indebtedness shall be terminated and released in full, together with all applicable release documentation evidencing the termination of all Liens securing such Payoff Indebtedness.

“PCI-DSS” means the Payment Card Industry Data Security Standard issued by the PCI Security Standards Council, as it may be amended from time to time.

“Permits” is defined in Section 3.09(a).

“Permitted Liens” means (a) any restriction on transfer arising under applicable securities Laws, (b) Liens for Taxes not yet delinquent or for Taxes being contested in good faith through appropriate proceedings and for which adequate reserves have been established on the Financial Statements pursuant to GAAP, (c) purchase money Liens, (d) customary Liens of lessors, lessees, sublessors, sublessees, licensors or licensees arising under lease arrangements or license arrangements, (e) Liens arising in the Ordinary Course of Business (including mechanics Liens and similar Liens for labor, materials, or supplies) for amounts not yet overdue (none of which exceeds $50,000 individually, or $250,000 in the aggregate), (f) zoning, building codes, and other land use Laws regulating the use or occupancy of Leased Real Property or the activities conducted thereon that are imposed by any Governmental Body having jurisdiction over such Leased Real Property and which are not violated in any material respect by the current use and operation of such Leased Real Property or the operation of the business of the Company and its Subsidiaries, (g) with respect to all Leased Real Property, all Liens which are suffered or incurred by the fee owner, any superior lessor, sublessor or licensor, or any inferior lessee, sublessee or licensee, (h) non-exclusive licenses to Intellectual Property granted by the Company in the Ordinary Course of Business, (i) Liens that will be terminated at or prior to the Closing and (j) Liens set forth on Schedule A-7.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Body.

“Personal Information” means any data that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual or household, including or any other data that constitutes personal information or personal data under any Contract, Law or privacy policy applicable to the Company or any Subsidiary.

“Plan” is defined in Section 3.15(a).

“Pre-Closing Reorganization” is defined in Section 6.09.

“Pre-Closing Pass Thru Tax Returns” is defined in Section 7.05(d).

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date, including the pre-Closing portion of any Straddle Period (determined in accordance with Section 7.05(e)).

“Privacy and Security Requirements” means, to the extent applicable to Company or any Subsidiary, (a) any Laws regulating the Processing of Protected Data; (b) the PCI DSS and any other privacy- or data security- related industry standards to which the Company or any Subsidiary is legally or contractually bound or has publicly represented with which it complies; (c) all Contracts between the Company or any Subsidiary and any Person that are applicable to the Processing of Protected Data; and (d) all public-facing policies and procedures applicable to the Company or any Subsidiary relating to the Processing of Protected Data, including without limitation all website and mobile application privacy policies and internal information security procedures.

“Process” means the creation, collection, use (including, without limitation, for the purposes of sending telephone calls, text messages and emails), storage, maintenance, processing, recording, distribution, transfer, transmission, receipt, import, export, protection, safeguarding, access, disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).

“Projections” is defined in Section 11.02(a).

“Protected Data” means data regulated by the PCI-DSS, Personal Information and all data for which the Company or any Subsidiary is required by Law, Contract or privacy policy to safeguard and/or keep confidential or private.

“Protected Seller Communications” is defined in Section 11.03.

“Publicly Available Software” means (i) any Software that is distributed as free software or open source software (including Software distributed under the GNU General Public License, the GNU Lesser General Public License, the Affero General Public License, any Creative Commons “ShareAlike” license, the Server Side Public License, or the Apache Software License), or pursuant to open source, copyleft, or similar licensing and distribution models; and (ii) any Software that requires as a condition of use, modification, and/or distribution of such Software that such Software or other Software incorporated into, linked to, derived from, or distributed with such Software (A) be disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works, or (C) be redistributable at no or minimal charge.

“Purchase Price” means an amount equal to (a) the Base Purchase Price, plus (b) Closing Cash, minus (c) Closing Indebtedness, minus (d) Transaction Expenses, plus (e) the amount (if any) by which the Closing Net Working Capital exceeds the Target Net Working Capital, minus (f) the amount (if any) by which the Target Net Working Capital exceeds the Closing Net Working Capital.

“Push-Out Election” is defined in Section 7.05(c).

“R&W Insurance Policy” means an insurance policy issued by Ethos Specialty Insurance Services LLC or its Affiliates, which provides coverage for the benefit of Buyer or its designee as the named insured for breaches of certain of the representations and warranties of the Company and Sellers set forth in ARTICLE III and ARTICLE IV and other losses, substantially in the form appended to the executed conditional binder agreement attached hereto as Exhibit D.

“Receivables” is defined in Section 10.06(a).

“Receivables Escrow Account” means the account maintained by the Escrow Agent into which the Receivables Escrow Deposit Amount and any additional amounts are deposited.

“Receivables Escrow Deposit Amount” is defined in Section 10.06(a).

“Receivables Escrow Funds” means the amounts held in the Receivables Escrow Account, including any dividends, interest, distributions and other income received in respect thereof, less any losses on investments thereof, less distributions thereof in accordance with this Agreement and the Escrow Agreement.

“Registered Intellectual Property” is defined in Section 3.13(a).

“Related Party” means any former or present member, director, manager, officer or employee of a Seller or its Affiliates (other than the Company or its Subsidiaries) or, to the Company’s Knowledge, any individual related by blood, marriage or adoption to any such individual or any Person in which any such individual holds any material beneficial interest.

“Remaining Adjustment Escrow Funds” is defined in Section 1.04(d).

“Remaining Excess Amount” is defined in Section 1.04(d).

“Representative Expense Fund” means an amount equal to $50,000.

“Restricted Business” is defined in Section 6.07(a).

“Restricted Period” is defined in Section 6.07(a).

“Retained Employee” is defined in Section 10.02(a).

“Revised Partnership Audit Provisions” means Code Sections 6221 through 6241 as originally enacted in P.L. 114-74, and as may be amended including any Treasury Regulations or other administrative guidance promulgated by the IRS or successor provisions and any comparable provision of non-U.S. or U.S. state or local Law.

“Sanctioned Jurisdiction” means any country or region that is the subject or target of a comprehensive embargo under sanctions laws (including Cuba, Iran, North Korea, Syria, the Crimea Region of Ukraine, and the so-called Donetsk People’s Republic and Luhansk People’s Republic regions of Ukraine).

“Sanctioned Person” means any Person with whom a person is restricted from engaging or is prohibited from engaging in transactions is under International Trade Laws, including: (a) any Person listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including but not limited to OFAC’s Specially Designated Nationals and Blocked Persons List, and Sectoral Sanctions Identifications List; the Denied Persons, Unverified, and Entity Lists, maintained by the U.S. Department of Commerce; the Debarred List and non-proliferation sanctions lists maintained by the U.S. State Department; the EU Consolidated List of Designated Parties, maintained by the European Union; the Consolidated List of Assets Freeze Targets, maintained by Office of Financial Sanctions Implementation (U.K.); and the UN Consolidated List, maintained by the UN Security Council Committee; (b) any Person that is, in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (a) so as to subject the Person to sanctions; or (c) any Person that is organized, resident, or located in a Sanctioned Jurisdiction.

“Sanctions Laws” means any economic or financial sanctions or trade embargoes (or similar measures) imposed, administered or enforced from time to time by (a) the United States of America (including the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State), (b) the United Nations Security Council, (c) the European Union or any member state thereof, or (d) His Majesty’s Treasury of the United Kingdom.

“Second Period Receivables Collected” is defined in Section 10.06(a)(iii).

“Securities Act” is defined in Section 5.06.

“Security Breach” means any (i) security breach or breach of Protected Data under applicable Privacy and Security Requirements or any unauthorized access, acquisition, use, disclosure, modification, deletion, or destruction of Protected Data or the Company’s or any Subsidiary’s own confidential information; or (ii) unauthorized interference with system operations or security safeguards of Information Systems, including any phishing incident or ransomware attack.

“Seller” or “Sellers” is defined in the Preamble.

“Seller Parties” means each Seller and each of their respective former, current, or future Affiliates, officers, directors, employees, partners, members, equityholders, controlling or controlled persons, managers, trustees, agents, Advisors, successors or permitted assigns.

“Seller Payment Instructions” is defined in Section 1.02.

“Seller Released Claims” is defined in Section 6.08(a).

“Seller Releasor” or “Seller Releasors” is defined in Section 6.08(a).

“Seller Representative” is defined in the Preamble.

“Seller Representative Expenses” is defined in Section 11.20(d).

“Seller Representative Group” is defined in Section 11.20(d).

“Settlement Date” is defined in Section 1.04(c).

“Software” has the meaning set forth in the definition of Intellectual Property.

“Straddle Period” means any taxable period that begins on or before and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation of which a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof or any partnership, association or other business entity of which a majority of the partnership or other similar ownership interest is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes of this definition, a Person is deemed to have a majority ownership interest in a partnership, association or other business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other business entity or is or controls the managing director or general partner of such partnership, association or other business entity.

“Target Net Working Capital” means Eight Million Dollars ($8,000,000.00).

“Tax” or “Taxes” means (a) all federal, state, local or non-U.S. taxes, charges, fees, imposts, levies or other assessments in the nature of a tax, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property, unclaimed property, estimated taxes, alternative or add-on, windfall or excess profits, environmental (including Code Section 59A), social security, disability, unemployment and any other taxes of any kind whatsoever, together with all interest, penalties, fines and additions to tax imposed in connection with any item described in clause (a) of this definition and (b) any liability for the payment of any amounts as a result of any express or implied legal obligation to indemnify any other Person, or any successor or transferee liability, by any Tax Sharing Agreement, contract or otherwise in respect of any items described in clause (a) above.

“Tax Returns” means any return, claim for refund, report, statement or information return filed or required to be filed with a Governmental Body with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Tax Sharing Agreement” means any agreement including any provision pursuant to which the Company or any of its Subsidiaries is obligated to indemnify any Person for, or otherwise pay, any Tax of another Person, or share any Tax benefit with another Person.

“Trademarks” has the meaning set forth in the definition of Intellectual Property.

“Transaction Documents” is defined in Section 11.14.

“Transaction Expense Invoices” is defined in Section 2.02(b)(i)(H).

“Transaction Expenses” means, to the extent not paid by the Company or its Subsidiaries before the Closing, the amount of (a) all fees, costs and expenses (including legal, accounting, investment banking, broker’s, finder’s and other professional or advisory fees and expenses) of Sellers, Company and their respective Affiliates incurred by or on behalf of, and to be paid by, the Company or any Subsidiary in connection with the negotiation and execution of this Agreement and the other Transaction Documents and the consummation of the Transactions, (b) all transaction, change in control (single and double trigger), phantom equity, stay, severance, termination, retention or similar payable to current and former employees, officers, independent contractors, or directors that become payable as a result of the Transactions, including, in each case, the employer portion of any payroll Taxes imposed with respect thereto, other than Excluded Payroll Taxes; (c) fifty percent (50%) of all Transfer Taxes, (d) fifty percent (50%) of all fees and expenses in connection with any filing or submission that is necessary under the HSR Act or any other applicable Antitrust Laws, (e) any costs of the D&O Tail Policy in excess of $50,000; provided that, in no event will Transaction Expenses include any fees, expenses or other liabilities (x) incurred in connection with obtaining the R&W Insurance Policy or (y) included in “Net Working Capital”.

“Transaction Tax Deductions” means all Tax losses, expenses or similar items paid or incurred by the Company or any of its Subsidiaries as a result of, in connection with or in anticipation of the transactions contemplated by this Agreement, including losses, deductions or similar items related to: (a) the payment or accrual of any change in control or stay bonuses, or similar compensatory amounts borne by Sellers pursuant to this Agreement, to employees or other service providers to the Company and its Subsidiaries; (b) the paydown or satisfaction of any Indebtedness, including the acceleration of deferred financing fees related to the repayment thereof in connection with Closing and (c) the payment or accrual of any fees or other expenses solely associated with the transactions contemplated by this Agreement, including Transaction Expenses, and borne by Sellers pursuant to this Agreement.

“Transactions” means the transactions contemplated by this Agreement (including the Pre-Closing Reorganization) and the other Transaction Documents.

“Transfer Taxes” is defined in Section 7.05(a).

“Unfunded Backlog” means the total price of a Government Contract minus the total amount funding currently allotted to such Government Contract.

“WARN Act” is defined in Section 3.14(f).

“Willful Breach” means a knowing and intentional material breach that is a direct consequence of an act knowingly undertaken by the breaching party with the intent of causing a breach of a specific provision or covenant of this Agreement.

Exhibit F

Asset Allocation Methodology

For applicable Tax purposes, including the application of Sections 751 and 1060 of the Code, the Final Purchase Price, and all other amounts properly treated as purchase price consideration for the Company Interests for applicable Tax purposes, will be allocated among the assets of the Company based on the relative fair market value of the assets of the Company, determined as follows:

A.	Class I Assets (cash, demand deposits and similar accounts in financial institutions)	Cash value determined as of the Closing

B.	Class II Assets (certificate of deposit, U.S. Government securities, readily marketable stock or securities (other than stock of affiliates), foreign currency)	The amount included in current assets with respect to such assets for purposes of the determination of the Closing Net Working Capital included in the calculation of the Final Purchase Price and, if not included in Closing Net Working Capital, net book value of such assets for financial accounting purposes as of immediately prior to the Closing

C.	Class III Assets (debt instruments including accounts receivable)	With respect to the Receivables, the amount of the Receivables Escrow Funds, and with respect to all other assets, the amount included in current assets with respect to such assets for purposes of the determination of the Closing Net Working Capital included in the calculation of the Final Purchase Price, and, if not included in the calculation of the Final Purchase Price, the net book value of such assets for financial accounting purposes as of immediately prior to the Closing.

D.	Class IV Assets (inventory)	Fair market value as determined by Buyer using a reasonable method such as GAAP

E.	Class V Assets (all assets which are not Class I, II, III, IV VI, or VII assets)	With respect to the 1976 Bell TAH-1P, FAA registration N209AH, serial number 76-22605, its fair market value as determined by Buyer, but not to exceed $2,000,000 and with respect to all other assets, the amount included in current assets with respect to such assets for purposes of the determination of the Final Purchase Price and, if not included in the determination of the Final Purchase price, the net book value of such assets for financial accounting purposes as of immediately prior to the Closing.

F.	Class VI and VII Assets	Remainder of the Final Purchase Price, and all other amounts properly treated as purchase price consideration for the Company Interests for applicable Tax purposes; provided that $25,000 shall be allocated to any covenant not to compete and other similar agreements (for the avoidance of doubt, including the covenants set forth in Section 6.07).

The Final Purchase Price (and other applicable amounts) to be allocated shall be determined in accordance with Treas. Reg. Section 1.1060-1(c). The Final Purchase Price shall be allocated to the above asset classes in descending order starting from Class I and ending with Class VII until there is no remaining Final Purchase Price to allocate.